Exhibit 1

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023, 2022 AND 2021

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

CONTENT

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YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A. “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

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YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No.47 beginning on January 1, 2023.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of crude oil, natural gas and other minerals and refining, commercialization and distribution of crude oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Buenos Aires City, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Public Registry of Commerce of Buenos Aires City in charge of the Argentine Registry of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations. In addition, an amendment approved by Shareholders’ meeting dated January 26, 2024 is in process of registration with the aforementioned Public Registry.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023, 2022 AND 2021

(Amounts expressed in millions of United States dollars)

	Notes	2023	2022	2021
ASSETS
Non-current assets
Intangible assets	7	367	384	419
Property, plant and equipment	8	17,712	17,510	16,003
Right-of-use assets	9	631	541	519
Investments in associates and joint ventures	10	1,676	1,905	1,529
Deferred income tax assets, net	17	18	17	19
Other receivables	12	158	205	190
Trade receivables	13	31	6	43
Investments in financial assets	14	8	201	25

Total non-current assets		20,601	20,769	18,747

Current assets
Assets held for disposal		-	-	1
Inventories	11	1,683	1,738	1,500
Contract assets	24	10	1	13
Other receivables	12	381	808	616
Trade receivables	13	973	1,504	1,305
Investments in financial assets	14	264	319	497
Cash and cash equivalents	15	1,123	773	611

Total current assets		4,434	5,143	4,543

TOTAL ASSETS		25,035	25,912	23,290

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,504	4,507	4,535
Retained earnings		4,445	5,947	3,649

Shareholders’ equity attributable to shareholders of the parent company		8,949	10,454	8,184

Non-controlling interest		102	98	80

TOTAL SHAREHOLDERS’ EQUITY		9,051	10,552	8,264

LIABILITIES
Non-current liabilities
Provisions	16	2,660	2,571	2,519
Contract liabilities	24	34	-	-
Deferred income tax liabilities, net	17	1,242	1,733	1,805
Income tax liability	17	4	26	29
Taxes payable	18	-	1	2
Salaries and social security	19	-	1	32
Lease liabilities	20	325	272	276
Loans	21	6,682	5,948	6,534
Other liabilities	22	112	19	9
Accounts payable	23	5	6	9

Total non-current liabilities		11,064	10,577	11,215

Current liabilities
Provisions	16	181	199	188
Contract liabilities	24	69	77	130
Income tax liability	17	31	27	13
Taxes payable	18	139	173	143
Salaries and social security	19	210	297	229
Lease liabilities	20	341	294	266
Loans	21	1,508	1,140	845
Other liabilities	22	122	12	34
Accounts payable	23	2,319	2,564	1,963

Total current liabilities		4,920	4,783	3,811

TOTAL LIABILITIES		15,984	15,360	15,026

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,035	25,912	23,290

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

Net income	Notes	2023	2022	2021

Revenues	24	17,311	18,757	13,682
Costs	25	(13,853)	(13,684)	(10,629)

Gross profit		3,458	5,073	3,053

Selling expenses	26	(1,804)	(1,896)	(1,507)
Administrative expenses	26	(705)	(657)	(470)
Exploration expenses	26	(61)	(65)	(30)
Impairment of property, plant and equipment and intangible assets	7-8	(2,288)	(123)	(115)
Other net operating results	27	152	150	(232)

Operating profit or loss		(1,248)	2,482	699

Income from equity interests in associates and joint ventures	10	94	446	287

Financial income	28	4,489	2,188	904
Financial costs	28	(3,979)	(2,315)	(1,408)
Other financial results	28	387	255	233

Net financial results	28	897	128	(271)

Net profit or loss before income tax		(257)	3,056	715

Income tax	17	(1,020)	(822)	(699)

Net profit or loss for the year		(1,277)	2,234	16

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(442)	(194)	(62)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		221	276	177

Other comprehensive income for the year		(221)	82	115

Total comprehensive income for the year		(1,498)	2,316	131

Net profit or loss for the year attributable to:
Shareholders of the parent company		(1,312)	2,228	26
Non-controlling interest		35	6	(10)
Other comprehensive income for the year attributable to:
Shareholders of the parent company		(190)	70	98
Non-controlling interest		(31)	12	17
Total comprehensive income for the year attributable to:
Shareholders of the parent company		(1,502)	2,298	124
Non-controlling interest		4	18	7
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	(3.35)	5.67	0.07

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts expressed in millions of United States dollars)

	2023
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	18	2	(30)	(38)	640	4,507
Accrual of share-based benefit plans (3)	-	-	3	-	-	-	3
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	4	(4)	(4)	-	(2)	-	(6)
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit or loss	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,919	14	1	(30)	(40)	640	4,504

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(494)		5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	3	-	3
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(6)	-	(6)
Constitution of reserves (5)	-	226	5,325	35	-		(5,586)	-	-	-
Other comprehensive income	-	-	-	-	(190)		-	(190)	(31)	(221)
Net profit or loss	-	-	-	-	-		(1,312)	(1,312)	35	(1,277)

Balance at the end of the fiscal year	787	226	5,325	35	(684)	(1)	(1,244)	8,949	102	9,051

(1)

Includes (1,873) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,189 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	Includes 70 restricted to the distribution of retained earnings. See Note 30.
(5)	As decided in Shareholders’ Meeting of April 28, 2023.

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (cont.)

(Amounts expressed in millions of United States dollars)

	2022
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	2	5	(5)	(38)	640	4,535
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	2
Repurchase of treasury shares	(19)	19	-	(28)	-	-	(28)
Settlement of share-based benefit plans	3	(3)	(5)	3	-	-	(2)
Absorption of accumulated losses (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,915	18	2	(30)	(38)	640	4,507

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(564)		3,426	8,184	80	8,264
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	2	-	2
Repurchase of treasury shares	-	-	-	-	-		-	(28)	-	(28)
Settlement of share-based benefit plans	-	-	-	-	-		-	(2)	-	(2)
Absorption of accumulated losses (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	70		-	70	12	82
Net profit	-	-	-	-	-		2,228	2,228	6	2,234

Balance at the end of the fiscal year	787	-	-	-	(494)	(1)	5,654	10,454	98	10,552

(1)

Includes (1,431) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 937 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	Includes 68 restricted to the distribution of retained earnings.
(5)	As decided in Shareholders’ Meeting of April 29, 2022.

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (cont.)

(Amounts expressed in millions of United States dollars)

	2021
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	7	(4)	7	(44)	640	4,532
Accrual of share-based benefit plans (3)	-	-	6	-	-	-	6
Repurchase of treasury shares	-	-	-	-	-	-	-
Settlement of share-based benefit plans	5	(5)	3	(12)	6	-	(3)
Reversal of reserves and absorption of accumulated losses (4)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit or loss	-	-	-	-	-	-	-

Balance at the end of the fiscal year	3,931	2	5	(5)	(38)	640	4,535

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	114	1,630	37	(662)		1,619	8,057	73	8,130
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	6	-	6
Repurchase of treasury shares	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-	(3)	-	(3)
Reversal of reserves and absorption of accumulated losses (4)	-	(114)	(1,630)	(37)	-		1,781	-	-	-
Other comprehensive income	-	-	-	-	98		-	98	17	115
Net profit or loss	-	-	-	-	-		26	26	(10)	16

Balance at the end of the fiscal year	787	-	-	-	(564)	(1)	3,426	8,184	80	8,264

(1)

Includes (1,237) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 673 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	As decided in Shareholders’ Meeting of April 30, 2021.

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts expressed in millions of United States dollars)

	2023	2022	2021
Cash flows from operating activities
Net profit or loss	(1,277)	2,234	16
Adjustments to reconcile net profit or loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(94)	(446)	(287)
Depreciation of property, plant and equipment	3,016	2,551	2,816
Amortization of intangible assets	37	43	51
Depreciation of right-of-use assets	220	214	201
Retirement of property, plant and equipment and intangible assets and consumption of materials	383	375	342
Charge on income tax	1,020	822	699
Net increase in provisions	426	139	510
Impairment of property, plant and equipment and intangible assets	2,288	123	115
Effect of changes in exchange rates, interest and others	(692)	(73)	440
Share-based benefit plans	3	8	6
Other insurance income	-	-	(15)
Result from debt exchange	-	-	(21)
Result from assignment of areas	-	-	(21)
Result from sale of assets	-	-	(57)
Changes in assets and liabilities:
Trade receivables	(178)	(397)	117
Other receivables	(178)	(94)	(241)
Inventories	44	(232)	(303)
Accounts payable	736	600	(91)
Taxes payables	74	112	(33)
Salaries and social security	231	80	10
Other liabilities	66	(14)	(92)
Decrease in provisions due to payment/use	(491)	(159)	(81)
Contract assets	(12)	7	(6)
Contract liabilities	25	(29)	56
Dividends received	276	94	56
Proceeds from collection of profit loss insurance	-	1	19
Income tax payments	(10)	(266)	(5)

Net cash flows from operating activities (1) (2)	5,913	5,693	4,201

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(5,673)	(4,006)	(2,448)
Contributions and acquisitions of interests in associates and joint ventures	(5)	(2)	-
Loans with related parties, net	-	(18)	-
Proceeds from sales of financial assets	583	643	406
Payments from purchase of financial assets	(337)	(740)	(594)
Interest received from financial assets	85	99	41
Proceeds from assignment of areas and sale of assets	15	8	48

Net cash flows used in investing activities	(5,332)	(4,016)	(2,547)

Financing activities: (3)
Payments of loans	(1,396)	(780)	(1,653)
Payments of interest	(623)	(543)	(615)
Proceeds from loans	2,667	402	963
Account overdraft, net	(3)	71	8
Repurchase of treasury shares	-	(28)	-
Payments of leases	(359)	(341)	(302)
Payments of interest in relation to income tax	(8)	(8)	(1)

Net cash flows from / (used in) financing activities	278	(1,227)	(1,600)

Effect of changes in exchange rates on cash and cash equivalents	(509)	(288)	(93)

Net Increase (Decrease) in cash and cash equivalents	350	162	(39)

Cash and cash equivalents at the beginning of the fiscal year	773	611	650
Cash and cash equivalents at the end of the fiscal year	1,123	773	611

Net Increase (Decrease) in cash and cash equivalents	350	162	(39)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 193, 175 and 119 for the fiscal year ended December 31, 2023, 2022 and 2021, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance and/or use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2023	2022	2021
Unpaid acquisitions of property, plant and equipment and intangible assets	434	488	357
Hydrocarbon wells abandonment costs	507	268	32
Additions of right-of-use assets	404	306	284
Capitalization of depreciation of right-of-use assets	68	57	44
Capitalization of financial accretion for lease liabilities	13	14	11
Capitalization in associates and joint ventures	-	1	-

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of December 31, 2023:

(1)	Held directly and indirectly.
(2)	See Note 35.c.3), “Note from ENARGAS related to YPF’s interest in Metrogas” section.
(3)

On April 13, 2023, YPF EE, through its subsidiary Y-LUZ, completed the purchase from Enel Américas S.A. of 57.14% of common shares of IDS, taking control of IDS and its subsidiary CDS as of said date. Simultaneously, through a joint purchase agreement signed with Pan American Sur S.A. (“PAS”), Y-LUZ transferred shares representing 29.84% of the capital stock of IDS to PAS.

(4)	See Note 3.
(5)	As of January 1, 2023, YPF EE merged with the companies Y-GEN Eléctrica S.A.U. and Y-GEN Eléctrica II S.A.U.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of December 31, 2023, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Downstream

-	Gas and Power

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 5.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The consolidated financial statements of the Company for the fiscal year ended December 31, 2023 are presented in accordance with the IFRS as issued by the IASB. The fiscal year of the Company begins on January 1 and ends on December 31, each year.

2.b) Material accounting policies

2.b.1) Basis of preparation and presentation

Functional currency

YPF’s functional currency is the U.S. dollar, which has been determined pursuant to the guidelines set out in IAS 21 “The effects of changes in foreign exchange rates”.

Transactions in currencies other than the functional currency of the Company are considered as transactions in foreign currency and are initially recognized in the functional currency using the exchange rate at the date of the transaction (or, for practical reasons, and when the exchange rate has not changed significantly, the average exchange rate of each month). At the end of each reporting period, or at the date of settlement: (i) monetary items in foreign currency are translated at the exchange rate on such date and the exchange differences arising from such translation are recognized in the “Net financial results” line item in the statement of comprehensive income for the period in which they arise; (ii) and non-monetary items in foreign currency which are measured in terms of its historical cost, as well as results, are valued in functional currency using the exchange rate at the date of the transaction.

The effects of translating the results and financial position of subsidiaries, associates and joint ventures with functional currency other than the U.S. dollar are recorded in the “Other comprehensive income” line item in the statement of comprehensive income for the period in which they arise.

In the event of total or partial disposal of a subsidiary (resulting in loss of control), an associate or a joint venture whose functional currency is not the U.S. dollar, the exchange differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity are reclassified to profit or loss for the period. In the event of partial disposal of a subsidiary not resulting in loss of control, the proportionate share of the accumulated translation differences is reclassified to the “non-controlling interest” account in the statement of changes in shareholders’ equity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency

The information included in these consolidated financial statements is presented in U.S. dollars, which is the Company’s functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on March 6, 2024.

Financial information of subsidiaries, associates and joint ventures with a functional currency of a hyperinflationary economy

Under IAS 29 “Financial reporting in hyperinflationary economies”, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy have to be restated in terms of the measuring unit current (“inflation-adjusted currency”) at the end of the reporting period.

IAS 29 describes certain quantitative and qualitative factors to be considered to determine whether or not an economy is hyperinflationary. Based on such evaluation, it was concluded that the application of adjustment for inflation had to be resumed. Besides, Law No. 27,468 published in the BO on December 4, 2018, established that annual financial statements, for interim and special periods closing on or after December 31, 2018, are to be filed with the CNV in inflation-adjusted currency, as set out in IAS 29.

Financial statements of subsidiaries with a functional currency of a hyperinflationary economy are restated in compliance with IAS 29 before they are included in the consolidated financial statements of their parent company whose functional currency is of a non-hyperinflationary economy (U.S. dollar in the case of YPF), without restating the comparative figures.

Subsequently, the results and financial position of such subsidiaries are translated into U.S. dollars at the closing rate of their financial statements. The effect of restatement of comparative figures, which are presented as amounts in inflation-adjusted currency in the financial statements of the previous fiscal year, and which are not adjusted to reflect subsequent variations in general levels of prices or exchange rates are recognized in the “Result from net monetary position in subsidiaries, associates and joint ventures” line under the “Other comprehensive income” line item in the statement of comprehensive income.

These criteria are also applied by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and, therefore, the entity no longer restates its financial statements according to IAS 29, it will use as historical costs the amounts restated to the inflation-adjusted currency at the date the entity ceased restating its financial statements.

Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities’ operating cycle.

Current assets and liabilities include assets and liabilities that are realized or settled in the 12-month period following the closing date of the period. All other assets and liabilities are classified as non-current.

Accounting criteria

These consolidated financial statements have been prepared under the historical cost approach, considering for the “Property, plant and equipment” and “Intangible assets” line items the attributable cost approach adopted from the date of transition to IFRS (January 1, 2011), except for financial assets measured at fair value through profit or loss (see Note 2.b.7)).

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Non-monetary assets and liabilities of subsidiaries with the peso as functional currency were restated to the closing currency.

Consolidation policies

The Group consolidates in the financial statements all subsidiaries over which it exercises control and eliminates intragroup balances and transactions, which are those between consolidated entities. The Group controls an entity when it is exposed to or is entitled to the variable returns arising from its interest in the entity and has the ability to affect those returns through its power over the entity, as defined in IFRS 10 “Consolidated financial statements”.

For the consolidation, the most recent financial statements available of the subsidiaries as of the end of each period are used, considering significant subsequent events and transactions and/or available management information and the transactions between YPF and the subsidiaries that would have produced changes in the equity of the latter. The publication date of the most recent financial statements of certain companies of the Group may differ from the publication date of those of YPF, mainly for administrative reasons. Additionally, the accounting principles and criteria used by these companies have been homogenized, where appropriate, with those used by YPF, with the aim of presenting the consolidated financial statements based on uniform measurement and presentation standards.

The Company holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas (70%) and YTEC (51%). The Company concluded that there are no significant non-controlling interests requiring the disclosure of additional information, as set out in IFRS 12 “Disclosure of interests in other entities”. The main subsidiaries are described in Note 10.

Joint operations

Interests in JA and other similar contracts defined as joint operations when the parties have rights to the assets and obligations for the liabilities relating to the joint arrangement, have been recognized on the basis of the share of assets, liabilities, income and expenses related to each joint arrangement in accordance with IFRS 11 “Joint arrangements”, and are presented in the statement of financial position and in the statement of comprehensive income, depending on their specific nature. The main JA are described in Note 29.

2.b.2) Intangible assets

Intangible assets are measured using the cost model under IAS 38 “Intangible assets”, in which, after initial recognition, the asset is carried at its cost less amortization and any impairment loss.

The estimated useful life and the amortization method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively. The recoverability of these assets is revised as set out in Note 2.b.5).

The Group has no intangible assets with indefinite useful lives as of December 31, 2023, 2022 and 2021.

The main intangible assets of the Group are as follows:

Service concessions

The Group classifies hydrocarbon transportation concessions - granted under the Hydrocarbons Law and meeting the conditions established in IFRIC 12 “Service Concession Arrangements” - as intangible assets (see Note 35.a.1)). These assets are amortized using the straight-line method throughout the term of said concessions.

Since the issuance of Decree No. 115/2019, hydrocarbon transportation concessions granted after the publication of such Decree are classified in the “Property, plant and equipment” line item in the statement of financial position (see Note 35.a.1)).

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Exploration rights

Exploration rights represent the exclusive right to perform all the activities required for the search of hydrocarbons in the area defined in the exploration permit and during the terms specified in each bidding document by the enforcement authority, depending on the purpose of the exploration (conventional or unconventional). See Note 35.a.1).

The Group classifies exploration rights as intangible assets in compliance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. These assets are not amortized as they are related to investments in fields in evaluation stage.

Exploration costs (geological and geophysical expenses, maintenance costs and other costs relating to the exploration activity), excluding exploratory drilling costs, that are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position (see Note 2.b.3)), are charged to net income in the statement of comprehensive income.

When the technical reliability and commercial viability of hydrocarbon field exploitation is demonstrable, these assets are reclassified to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Other intangible assets

The Group classifies as intangible assets mainly all acquisition costs of software licenses and development costs of computer applications. These assets are amortized using the straight-line method based on the estimated useful life of each type of asset, which is 5 years on average.

2.b.3) Property, plant and equipment

Property, plant and equipment are measured using the cost model under IAS 16 “Property, Plant and Equipment”, in which, after initial recognition, the asset is carried at its cost less any accumulated depreciation and any impairment losses. The initial cost of the asset comprises its cost of acquisition, construction and any other cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and, if appropriate, the estimate of hydrocarbon wells abandonment costs.

For assets requiring long-term construction to bring them to the conditions required for their use, borrowing costs related to third-party financing are capitalized until the asset is ready to be used, in accordance with the Group’s average debt rate.

Subsequent costs allowing to recover service capacity to achieve continued operation, extend the useful life and/or increase the production capacity of the assets are included in the carrying amount of the assets, or are recognized as a separate asset. Major overhauls are capitalized and depreciated by the straight-line method until the next major overhaul.

Repair, conservation and ordinary maintenance expenses are charged to net income in the statement of comprehensive income in the period in which they are incurred.

The recoverability of these assets is revised as set out in Note 2.b.5).

Any gain or loss arising from the disposal of an asset is charged to net income in the statement of comprehensive income in the period in which such asset is derecognized.

Oil and natural gas production activities

The Group recognizes oil and natural gas exploration and production activities using the successful efforts method. Costs arising from the acquisition of exploitation concessions in areas with proved and unproved reserves are capitalized in the “Mining properties, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. Costs associated with exploration permits are classified as intangible assets.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Exploration costs, excluding costs associated with exploratory wells, are charged to net income in the statement of comprehensive income. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position until the existence of proved reserves justifying their commercial development is determined. If such reserves are not found, those drilling costs are charged to net income in the statement of comprehensive income. Occasionally, upon drilling completion, it may be determined that an exploratory well has reserves that cannot yet be classified as proved reserves. In such cases, the drilling cost of the exploratory well remains capitalized if the well has found a volume of reserves that justifies its development as a productive well, and if sufficient progress has been made in assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions is not met, the exploratory well cost is charged to net income in the statement of comprehensive income. In addition to the above, the exploratory activity involves, in many cases, the drilling of multiple wells in the course of several years in order to evaluate projects completely. Therefore, some exploratory wells may be subject to evaluation for prolonged periods, until a conclusion is reached concerning the wells and any additional exploratory activities required to evaluate and quantify the reserves related to each project. The detail of exploratory well costs in evaluation stage is described in Note 8.

Drilling costs of development wells and dry development wells, and installation costs associated with the development of oil and natural gas reserves are capitalized in the “Mining properties, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Depreciation methods and useful lives

The estimated useful life and the depreciation method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively.

Assets related to oil and natural gas production activities are depreciated as follows:

-

The capitalized costs related to productive activities are depreciated by field, on a unit-of-production method by applying the ratio of produced oil and natural gas to the proved and developed oil and natural gas reserves.

-

Capitalized costs related to acquisition of mining property and extension of concessions with proved reserves are depreciated by field, using the unit-of-production method, by applying the ratio of produced oil and natural gas to total proved oil and natural gas reserves.

Depreciations are adjusted based on changes in the estimates of proved oil and natural gas reserves after the date of disclosure of such changes. The Group revises the estimates of oil and natural gas reserves at least once a year. These estimates are audited by independent third parties based on a 3-year rotation cycle.

All other assets not directly affected to oil and natural gas production are depreciated using the straight-line method calculated based on the estimated useful life of each class of asset, as described below:

Years of estimated useful life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from buildings or facilities that may be located on it, and as it is deemed to have an indefinite useful life, it is not subject to depreciation.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Costs related to hydrocarbon wells abandonment obligations

Costs related to hydrocarbon wells abandonment obligations are capitalized at discounted values along with their related assets, and are depreciated using the unit-of-production method. In compensation, a liability is recognized for such concept at the same estimated value of the discounted payable amounts. Changes in the estimates of discounted payable amounts are made considering the current costs based on the best internal and external information available. Those changes are recognized pursuant to the guidelines set out in IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, which indicates that changes in liabilities will be added to, or deducted from the cost of the asset corresponding to the current period, considering that, if the decrease in liabilities exceeds the carrying amount of the assets, such excess will be recognized in net income in the statement of comprehensive income.

2.b.4) Leases

As lessee, the Group recognizes, measures and discloses lease liabilities and right-of-use assets in compliance with IFRS 16 “Leases”. The definition of lease is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: (i) obtain substantially all of the economic benefits from the use the asset, and ii) direct the use of the asset.

Lease liabilities are measured as the aggregate amount of future lease payments discounted at the lessee’s incremental borrowing rate (“discount rate”) at the date of initial recognition of each contract. Subsequently, the Group recalculates the lease liabilities to reflect any lease revision or modification or any revision of the so-called “in-substance” fixed payments, applying, if applicable, a revised discount rate.

Right-of-use assets are measured using the cost model under IAS 16 (see Note 2.b.3)) and are initially recognized as the sum equal to the initial measurement of the lease liability considering prepayments net of lease incentives, initial direct costs and estimated dismantling and restoration costs. Right-of-use assets are depreciated using the straight-line method based on the term of the lease established in each contract, unless the useful life of the underlying asset is shorter or if there is another more representative basis.

The recoverability of right-of-use assets is revised as set out in Note 2.b.5).

The Group continues to recognize short-term leases and leases of low-value underlying assets as expenses in net income in the statement of comprehensive income in accordance with the option specified under IFRS 16, except for those that are capitalized. Variable lease payments related to the underlying asset performance and/or use are recognized in net income in the statement of comprehensive income.

2.b.5) Impairment of property, plant and equipment, intangible assets and right-of-use assets

At the closing date of each period, the Group reviews if there is any indication that these assets may have suffered impairment loss or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the asset is estimated. To such effect, the Group compares their carrying amount with their recoverable amount.

Such assets are grouped into CGUs, the smallest identifiable group of assets generating cash inflows or cash flows independent from those generated by other assets or groups of assets, taking into account regulatory, economic, operational, and commercial conditions.

The assets of the Group’s main CGUs are grouped into: (i) CGUs separated by basins if they correspond to assets of fields with reserves primarily of gas; (ii) a single CGU if they correspond to assets of fields with reserves primarily of oil; and (iii) a single CGU if they correspond to assets affected to oil refining, production of petrochemical products and their commercialization. Changes in regulatory, economic, operating and commercial conditions may alter the grouping of assets into CGUs. A different grouping of assets may result in different estimates of the recoverable amounts of those assets, and, therefore, generate losses or recoveries of additional impairment losses.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

If the carrying amount exceeds the recoverable amount of a CGU, an impairment loss is recognized for such excess in value in operating profit or loss in the statement of comprehensive income. Impairment losses are distributed among the CGU’s assets pro rata to their carrying amounts, which are taken into account to calculate depreciation or amortization.

The reversal of an impairment loss is recognized in operating profit or loss in the statement of comprehensive income. To such effect, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so that this new amount does not exceed the carrying amount without considering the impairment loss recognized in previous periods.

In compliance with IFRS 6, the recoverability of exploration rights recognized in the “Intangible Assets” line item in the statement of financial position is assessed separately, if any events of circumstances suggest that the carrying amount of those assets may exceed their recoverable amount and/or prior to their reclassification to the “Mining property, wells and related equipment” line item in the statement of financial position when their technical reliability and commercial viability are demonstrable.

Measuring the recoverable amount

The recoverable amount for each CGU is determined as the higher of (i) its fair value less costs of disposal, i.e. the price that would be received in and orderly transaction between market participants to sell the asset, less the costs of disposal of such assets, if such value is available, reasonably reliable and based on recent negotiations with potential buyers or similar transactions, and (ii) its value in use, i.e. the projections of cash flows generated by the exploitation of the assets, based on the best estimates of income and expenses available in relation to the economic conditions that will prevail during the remaining useful life of the assets, using past results and forecasts of business evolution and market development, discounted at a rate that reflects the weighted average cost of the capital employed.

In calculating value in use, the prices for the purchase and sale of hydrocarbons, refined products and petrochemical products, the current regulations and estimates of capital expenditure standout among the most sensitive aspects included in cash flow projections of the main CGUs. The assessment of the particular and variable circumstances used in cash flow projections requires the use of estimates (see Note 2.c)).

2.b.6) Investments in associates and joint ventures

Associates and joint ventures are accounted for using the equity method (see Note 10).

According to this method, the investment is initially recognized at cost in the “Investments in associates and joint ventures” line item in the statement of financial position, and its carrying amount increases or decreases to recognize the investor’s interest in the profit or loss of the associate or joint venture after the acquisition date, which is reflected in the statement of comprehensive income in the “Income from equity interests in associates and joint ventures” line item. Additionally, its carrying amount increases or diminishes to recognize contributions and dividends which have affected the equity of the associate or joint venture. The investment includes, if applicable, the goodwill identified in the acquisition.

Joint arrangements under which the Group has contractually agreed to exercise the joint control with another party are classified either as joint ventures when the parties have rights over the net assets of the joint arrangement, or as joint operations (see Note 2.b.1) “Consolidation policies” section) when the parties have rights over the assets and obligations for the liabilities relating to the joint arrangement.

Investments in entities over which an investor may exert significant influence, but not control or joint control, are classified as associates.

Investments in associates and joint ventures have been valued based on the last financial statements available as of the end of each period, considering significant subsequent events and transactions and/or available management information and transactions between the Group and such related companies that could have produced changes in the equity of the latter. See Note 2.b.1) “Consolidation policies” section.

Interest in companies with negative equity are presented under the “Other liabilities” line item in the statement of financial position.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

At the closing date of each period, the Group reviews if there is any indication that these investments may have suffered an impairment in value or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the investment is estimated. If an impairment in value or recovery of an impairment loss is recognized in previous periods, it is recognized in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income.

2.b.7) Financial instruments

The Group’s classification of financial assets is determined by the business model for the management of such assets and the characteristics of contractual cash flows.

A financial asset is measured at amortized cost if the following conditions are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (2) the contractual terms establish payments, on specific dates, solely of principal and interest. These financial assets are initially recognized at fair value plus costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method less any impairment losses. Gain (loss) arising from derecognition, modifications, reclassifications at fair value through profit or loss, impairment in value, or from applying the effective interest rate are recognized in the “Net financial results” line item in the statement of comprehensive income.

If a financial asset fails to meet any of the above conditions to be measured at amortized cost, it is measured at fair value through profit or loss. These financial assets are initially recognized at fair value and the costs of the transaction incurred are recognized as expenses in net income in the statement of comprehensive income. Changes in the fair value and results from the sale of these assets are recognized in the “Net financial results” line item in the statement of comprehensive income.

The purchase and sale of financial assets are recognized at the date in which the Group undertakes to purchase or sell those assets. The Group reclassifies financial assets only when the business model used to manage such assets changes.

Financial liabilities are initially recognized at fair value less costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method. Interest on debt instruments is recognized in the “Net financial results” line item in the statement of comprehensive income, except for interest that is capitalized.

In general, the Group uses the transaction price to determine the fair value of a financial instrument on initial recognition.

Impairment of financial assets

The Group evaluates the impairment of its financial assets measured at amortized cost using the expected credit loss model, recognizing in profit or loss for the period the amount of change in the expected credit losses during the lifetime of the financial asset, as an impairment gain or loss in the “Selling expenses” line item in the statement of comprehensive income, and applying the simplified approach allowed under IFRS 9 “Financial instruments” for trade receivables.

Under IFRS 9, expected credit losses are estimated by preparing a matrix based on maturity tranches, grouping the financial assets by type of customer: i) related parties; ii) public sector and iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment defaults; ii) existence of guarantees; and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected credit loss rate is assigned, which is calculated on the basis of the historical payment performance adjusted to current economic conditions and forecasts of future economic conditions.

Derecognition and offsetting

Financial assets are derecognized when the rights to receive cash flows from such investments and the risks and benefits related to their ownership have expired or have been transferred.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Financial liabilities are derecognized when they have extinguished, i.e. when the obligation has been paid or cancelled, or has expired. In addition, the Group will account for an exchange of financial instruments with substantially different terms as an extinguishment of the original financial liability, recognizing a new financial liability. Similarly, the Group will account for a substantial modification in the current terms of a financial liability as an extinguishment of the financial liability and the recognition of a new financial liability.

Financial assets and liabilities offset each other when there is a legally enforceable right to set off such assets and liabilities and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

2.b.8) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes costs of purchase (less trade discounts, rebates and other similar items), costs of conversion and other costs, which have been incurred in bringing the inventories to their present location and condition for their sale according to the nature of the asset. The net realizable value is the estimated selling price in the ordinary course of business less costs to sell.

In the case of refined products, costs are allocated in proportion to the selling price of such products (isomargin method) due to the difficulty of recognizing the production costs for each product on an individual basis.

The Group assesses the net realizable value of inventories at the end of each period, charging the corresponding value adjustment to net income in the statement of comprehensive income when it exceeds their net realizable value, and reversing such adjustment when the circumstances that caused it change.

2.b.9) Cash and cash equivalents

In the statement of cash flows, cash and cash equivalents include cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months. They do not include bank overdrafts, which are presented as loans.

2.b.10) Shareholder’s equity

The “Capital” and “Treasury shares” accounts are made up of shares of common stock held at nominal value. The difference between the subscribed amount of capital increases and the nominal value of issued shares is presented in the “Issuance premiums” account.

When the Company buys its own shares to comply with share-based benefit plans to be settled with equity instruments, the cost incurred is presented in the “Acquisition cost of treasury shares” account. The difference between such cost incurred and the amount accrued from share-based benefit plans presented in the “Share-based benefit plans” account, is presented in the “Share trading premium” account (see Notes 30 and 37).

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.11) Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 37. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based Payments”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service, based on the Group’s estimate of the number of equity instruments that will finally be granted considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will be granted based on the grant conditions specified under the respective benefit plan.

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments assigned with an offsetting entry in the “Bonuses and incentives provision” account in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income.

2.b.12) Revenues

Revenues from contracts with customers

Under IFRS 15 “Revenues from Contracts with Customers”, the Group identifies the main contracts with customers (see Note 24) and assesses the goods and services involved in them to determine the performance obligations and their classification into obligations that are satisfied at a point in time and over time.

In contracts related to the sale of goods, revenue is recognized when control of the goods is transferred to the end customer, which occurs when the physical possession of the goods is transferred at the point of delivery based on the contractual terms of the agreements. When the performance obligation is satisfied at a given point in time, the Group recognizes as revenue the transaction price, which is the amount of consideration to which it expects to be entitled in exchange for those goods based on the selling price of each good.

Service contracts and construction contracts establish performance obligations that are satisfied over time. In the case of service contracts, revenue is recognized upon the effective provision of such services and in accordance with the respective contractual clauses. In the case of construction contracts, revenue is recognized by measuring the degree of progress towards complete satisfaction, where such satisfaction may be reliably measured using the input method as the most appropriate method based on the contractual terms of the agreements and considering the final estimated margin of each work and its degree of progress by the end of the period.

Additionally, and in accordance with the requirements of IFRS 15, revenues are broken down into the following categories: (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments (see Notes 5 and 24).

Income from Government incentive programs

Under IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, grants awarded by the National Government are recognized at fair value when there is reasonable assurance that the grants will be received and that the conditions attached to the grant will be complied with.

Income from National Government grants are disclosed in the “National Government incentives” line under the “Revenues” line item in the statement of comprehensive income.

In accordance with the requirements set out in IAS 20, the nature and characteristics of National Government grants are described in Notes 35 and 36.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.13) Non-current assets held for sale

Non-current assets (or disposal group) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Immediately prior to the classification of a non-current asset (or disposal group) as held for sale, the carrying amount of the non-current asset (or disposal group) is measured in accordance with applicable IFRS, including IAS 36 “Impairment of assets”.

Non-current assets (or disposal group) are classified as held for sale if their carrying amount will be recovered through a sale or disposition transaction rather than through continuing use. In order to reach that conclusion, the Company analyze the substance of the transaction considering whether there has been a transfer of all risks and rewards (including the provision for hydrocarbon wells abandonment obligations). This condition is regarded as met only when the sale or disposition transaction is highly probable and the non-current asset (or disposal group) is available for immediate sale in its current condition.

As provided for in the IFRS 5 “Non-current assets held for sale and discontinued operations”, for the sale transaction to be highly probable the appropriate level of the Company´s Management must be committed to a plan to dispose the asset (or disposal group) and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale transaction should be expected to qualify for recognition as a completed disposal within 1 year from the date of classification, except as permitted by IFRS 5, and actions required to complete the plan should indicate that is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Group considers there is an impairment loss indicator under IAS 36 when a non-current asset (or disposal group) meets all the requirements to be classified as held for sale of the IFRS 5 before the approval of issuance of the financial statements (but not at the end of the period corresponding to such financial statements), and the carrying amount of such non-current asset (or disposal group) exceeds its fair value less costs of disposal. In this case, the Group is required to perform an impairment review of such non-current asset (or disposal group) separately from its CGU and, if necessary, an impairment loss is recognized in accordance with IAS 36.

2.b.14) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2023 and which have been adopted by the Group, if applicable

Amendments to IAS 1 “Presentation of financial statements” and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued the following amendments to IAS 1, related to material accounting policies, applicable to fiscal years beginning on or after January 1, 2023:

-	The term significant accounting policies is replaced with material accounting policies.
-	Guidance and explanatory guidance are added to help entities identify the material accounting policies required to be disclosed.
-

Accounting policies may be material, regardless of the magnitude of the amounts involved, and therefore, the nature of such policies, as well as certain conditions, such as whether they are related to the full understanding of another accounting policy deemed material, should be analyzed.

-	If the entity discloses accounting policies deemed immaterial, such disclosure should not lead to confusion.

The Group has conducted the analysis of the disclosure of material accounting policies following the implementation of the modifications mentioned above, and therefore, certain disclosures have been readjusted allowing a better understanding for users of the Group’s consolidated financial statements.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Amendments to IAS 8 - Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023.

The amendments include the definition of the concept of accounting estimates in order to help entities to distinguish between accounting policies and accounting estimates - as the previous definition was interrelated to the definition of accounting policy and could lead to an error - defining accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”.

The IASB clarifies that changes in accounting estimates are accounted for prospectively, and if such changes are based both on new information that was not available when the previous measurements were made, as well as changes affecting the variables used in such estimate, they should not be treated as the correction of an error.

The implementation of the modifications mentioned above has not had any material effects on the Group’s consolidated financial statements.

Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

On May 2021, the IASB issued amendments to IAS 12 “Income Tax” related to the initial recognition of the deferred tax in transactions in which an asset and a liability are simultaneously recognized, which are applicable to fiscal years beginning on or after January 1, 2023.

The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.

The Group has made the break-down of deferred tax assets and liabilities arising from Right-of-use assets and Lease liabilities, following the implementation of the aforementioned amendments. Also, the comparative information for fiscal year ended December 31, 2022 and 2021 has been restated in compliance with IAS 12 amendments (see Note 17). However, this had no effect on initial retained earnings.

Amendments to IAS 12 - International Tax Reform - Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12 related to the Pillar Two Model Rules of the International Tax Reform (“Reform”) developed by the Organization for Economic Co-operation and Development (“OECD”), which are applicable to fiscal years beginning on or after January 1, 2023.

These amendments introduce a temporary exception to the requirements of IAS 12, allowing an entity not to recognize or disclose information about deferred taxes arising from the income tax effects of applying the Reform. Additionally, it requires certain additional disclosures in the annual financial statements.

As of the date of these consolidated financial statements, the implementation of the aforementioned modifications has had no effects as there is no tax regulatory framework relating to such Reform in the jurisdictions where the Group operates. However, the Group is monitoring possible future changes that might be observed in tax regulations.

•	Standards and interpretations, the application of which is not mandatory as of the closing date of these consolidated financial statements and which have not been adopted by the Group

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which provides that the earlier application of the IFRS and/or their amendments will not be allowed for issuers filing financial statements with the CNV, unless specifically allowed by such agency. In this sense, the Group did not apply these IFRS and/or its modifications in advance.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 “Investments in associates and joint ventures” to clarify that in transactions involving a controlled entity, the extent of the profit or loss to be recognized in the financial statement depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3 “Business combinations”. In December 2015, the IASB indefinitely postponed the application of such modifications.

Amendments to IAS 1 - Classification of liabilities

In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are applicable to fiscal years beginning on or after January 1, 2024.

The amendments clarify that liabilities classification in current and non-current:

-

Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

-	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.
-	That settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.

Amendments to IFRS 16 - Leases

In September 2022, the IASB issued amendments to IFRS 16 related to the measurement of leases in sale and leaseback transactions, as it failed to specify how to measure those leases after initial recognition, which are applicable to fiscal years beginning on or after January 1, 2024.

Pursuant to this amendment to IFRS 16, a seller-lessee is required to measure lease liabilities arising from a sale and leaseback transaction without recognizing a gain or loss for the right-of-use it retains, and is not prevented from recognizing a gain or loss for the total or partial termination of the lease.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the application of the amendments mentioned above will not significantly affect its financial statements.

Amendments to IAS 1 - Non-current liabilities with covenants

On October 2022 the IASB issued amendments to IAS 1 in relation to the classification of non-current liabilities with covenants, which are applicable retroactively to fiscal years beginning on or after January 1, 2024.

The amendments clarify that the classification of loans agreements with covenants as non-current liabilities may be affected when an entity is required to comply with such covenants on or before the date of the reporting period, even if the covenant is evaluated later.

In addition, certain additional requirements are incorporated related to the disclosure of information in notes, as this will allow financial statement users to understand the risk that non-current liabilities might fall due in the 12 months following the reporting period.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of the aforementioned amendments will not have a significant impact on its financial statements, except for additional disclosures supplementing the information that is being reported.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Amendments to IAS 7 and IFRS 7 - Supplier finance arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of cash flows” and IFRS 7 “Financial instruments: Disclosures” related to supplier finance arrangements, which are applicable to fiscal years beginning on or after January 1, 2024.

These amendments introduce new disclosure requirements of qualitative and quantitative information in the annual financial statements related to the mentioned supplier finance arrangements, such as contractual terms, carrying amounts of financial liabilities, settlements made and/or maturity dates, among others. The amendments do not require comparative information disclosure.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of the amendments will not have a significant impact on its financial statements, except for certain additional disclosures in notes that complement the information currently presented.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied where there is a lack of exchangeability between two currencies, which are applicable for reporting periods beginning on or after January 1, 2025.

These amendments eliminate the applicable methodology described in IAS 21 where there was a temporary lack of exchangeability between two currencies, and introduce the definition of exchangeability between currencies and an analysis approach that requires each entity to identify whether a currency is exchangeable into another currency for each specific purpose for which such currency would be obtained following a series of parameters, such as an assessment of whether the currency is obtained within an ordinary administrative period, the ability to obtain said currency, among others. Once the absence of exchangeability between two currencies has been identified, the exchange rate should be estimated to represent that which would be obtained in an orderly transaction between market participants and which reflects economic conditions. These amendments do not specify a methodology for estimating the exchange rate to be used, which must be developed by each entity.

Additionally, these amendments incorporate disclosure requirements such as a description of the restrictions giving rise to the absence of exchangeability, a qualitative and quantitative description of the transactions involved, the types of exchange rates used and their estimation method, a description of the risks to which the entity is exposed due to the absence of exchangeability, among others.

As of the date of issuance of these consolidated financial statements, the Group is evaluating the effects of implementing these amendments.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit (loss) may differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

The assumptions relating to the future and other sources of uncertainty about the estimates made for the preparation of these consolidated financial statements are described below:

Oil and natural gas reserves

Estimating oil and natural gas reserves is an integral part of the Group’s decision-making process. Oil and natural gas reserves are estimated using geological and engineering data, which implies a degree of uncertainty and depends on certain factors, assumptions and variables used in such estimation, some of which are beyond the Group’s control. The volume of oil and natural gas reserves, which is directly associated with projects, investments and business plans, is used to calculate depreciations, as well as to assess the recoverability of Upstream assets.

The Group makes estimates and assumptions related to oil and natural gas reserves in accordance with the rules and regulations set out in Rule 4-10 (a) of Regulation S-X of the SEC for the oil and natural gas industry.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Provisions

The Group’s legal or assumed obligations are recognized, measured and disclosed in compliance with IAS 37 “Provisions, contingent liabilities and contingent assets”. Provisions include both obligations whose occurrence does not depend on future events (as the provision for environmental liabilities and the provision for hydrocarbon wells abandonment obligations), as well as obligations whose fulfillment depends on the occurrence of a future event that is beyond the Group’s control (as the provision for lawsuits and contingencies).

Except for the provision for hydrocarbon wells abandonment obligations and the provision for environmental liabilties whose disbursement dates are estimated on the basis of work plans, the non-current provision for lawsuits and contingencies, given the nature of the items included, it is not possible to reasonably estimate a specific schedule for the respective disbursement dates.

In relation to the provision for lawsuits and contingencies, the final outcome of complaints, claims and litigation, as well as the category assigned by the Group to a given matter may differ, since estimates are based on the interpretation of rules, contracts, opinions and assessments of the amount of damages. Therefore, any change in the circumstances related to this type of contingencies and the strategy defined in each case might have a significant effect on the provision recognized for lawsuits and contingencies or the category assigned by the Group.

In relation to the provision for environmental liabilties, the Group is subject to several environmental protection laws and regulations imposing penalties for pollution cleanup costs and environmental damages resulting from its operations. The Company believes that the Group’s operations substantially comply with the laws and regulations currently in force relating to environmental protection, as they have been historically interpreted and applied. However, the Company regularly conducts studies in order to gain deeper knowledge of the environmental damage of certain geographic areas where the Group operates, in order to establish their status and any necessary remediation. Until such studies are completed and assessed, the Group cannot estimate the additional costs that will need to be incurred, if any.

In relation to the provision for hydrocarbon wells abandonment obligations, considering the number of wells not yet abandoned, as well as the complexity with respect to several geographic areas where the wells are located, current costs incurred for hydrocarbon wells abandonment are used for estimating future costs, which constitute the best estimate for the provision for hydrocarbon wells abandonment obligations. Changes in laws or regulations related to the abandonment of hydrocarbon wells, in costs, in the useful lives of hydrocarbon wells, in discount rates and/or in the applied technologies have an effect on the reassessment of these estimates. The accounting policies applied to the provision for hydrocarbon wells abandonment obligations are outlined in Note 2.b.3).

The Group cannot anticipate the legislation or regulations that will be enacted in the future or how future regulations will be administered, which, like the studies in progress, could materially affect the results of operations in the long term.

In relation to certain provisions, contingent liabilities and contingent assets, the Group, in accordance with the exemption contemplated under IAS 37, has decided not to disclose certain critical information that could seriously adversely affect the Group in third-party claims.

Income tax and deferred taxes

The income tax expense for the fiscal year includes both current and deferred income tax expenses, which are determined and disclosed in compliance with IAS 12. The Group regularly assesses the positions taken in tax returns regarding situations in which tax regulations are subject to interpretations and makes provisions where appropriate based on the amounts expected to be paid to tax authorities.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Income tax expense is calculated based on the tax laws enacted, or substantially enacted by the end of each period in the countries where the Group operates and generates taxable income. In addition, other factors are taken into account, such as the evaluation of the options established by such laws and their regulations, the interpretations associated with tax treatments for transactions and/or events not expressly provided for under current tax laws, analyzing if the tax authority might accept an uncertain tax treatment, and estimates related to the timing and realization of deferred taxes, such as the expected effective tax rate at such date.

Deferred tax assets recognize tax loss carryforwards to the extent their offsetting through future taxable income is probable. In assessing the recognition of deferred tax assets, the Group considers the anticipated reversal of deferred tax liabilities, projections of future taxable income and tax planning strategies. Assumptions regarding the generation of future taxable income depend on the Group’s estimates of future cash flows. To the extent future cash flows and taxable income differ significantly from the estimates, the Group’s capacity to realize the recorded net deferred tax assets might be affected.

Also, changes in tax regulations and/or their interpretations may affect such estimates. See Note 17.

Provision for Impairment of property, plant and equipment, intangible assets and right-of-use assets

The main guidelines used in estimating the recoverable amount of property, plant and equipment, intangible assets and right-of-use assets are described in Note 2.b.5).

Measuring the recoverable amount of an asset involves the Group’s estimates on uncertain issues, such as inflation and deflation effects on costs, the discount rate, the volume of reserves , the distribution over time of production levels associated with such reserves and future prices of products, including the outlooks on supply and demand conditions in the local and international markets for oil, natural gas and refined products, which affect selling prices considered in cash flow projections. The Group’s estimates are subject to changes as new information becomes available.

As regards measurement of CGUs that group assets of fields with oil and natural gas reserves, cash flow projections are used covering the economically productive life of the fields, limited by the termination of exploitation concessions, agreements or investment contracts. Cash flow projections are determined using the Group’s best estimate of oil and natural gas future selling prices, volumes of reserves, the distribution over time of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions, among other factors. Likewise, cash flow forecasts of unproved reserves are weighted by risk factors.

Cash flow projections of CGUs that group assets other than those mentioned in the previous paragraph are estimated based, among other things, on the expected evolution of sales, unit contribution margins, fixed costs, variable costs and investment levels, in line with the outlooks contemplated in business plans and taking into account the current status of each group of assets. Likewise, cash flow projections until the end of an asset’s useful life are estimated by extrapolating cash flow projections based on budgets or forecasts, using the appropriate discount rates.

The prices considered in cash flow projections are based on a combination of projections available in the markets where the Group operates and taking into account the specific circumstances that could affect the different products commercialized by the Group. In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indication (or reversal of an impairment loss). Impairment assessment mainly reflects long-term prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are within the range of price forecasts published by third-party experts of the oil and gas industry and government agencies. Natural gas prices correspond to the average weighted price per basin and sales channel, determined according to current contracts and regulations and the market supply and demand forecast.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative Information

Amounts and other information corresponding to the fiscal years ended December 31, 2022 and 2021 presented in these financial statements for comparison purposes arise from the consolidated financial statements ended December 31, 2022. Likewise, changes in comparative figures as mentioned in Notes 2.b.14) and 5 and certain additional disclosures of non-significant information have been made.

3.	ACQUISITIONS AND DISPOSALS

Dissolution of the companies YPF Holdings, Inc., YCLH Holdings, Inc. and YPF Services USA Corp.

On January 5, 2024, the Secretary of State of the State of Delaware approved, effective from December 28, 2023, the dissolution of YPF Holdings, Inc., YCLH Holdings, Inc. (subsidiary 100% controlled by YPF Holdings, Inc.) and YPF Services USA Corp.

4.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The following provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets and financial liabilities as well as certain expected cash flows may be affected by changes in exchange rates, interest rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange rate risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Peso (the Argentine legal currency).

Likewise, based on the restrictions ordered by the BCRA for access to the Foreign Exchange Markets, the Group maintains an active strategy in the management of liquidity (see Note 35.g)).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, mainly taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2023:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on profit or loss before income tax corresponding to financial assets and liabilities	+10%	31
	-10%	(31)

However, during the fiscal year ended December 31, 2023, the exchange rate to convert pesos to U.S. dollars showed a 356% variation.

Interest rate risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments in financial assets. Changes in interest rates may affect the interest income and loss derived from financial assets and liabilities tied to a variable interest rate.

The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and use derivative financial instruments to hedge the risks associated with interest rates.

The table below provides information about the financial assets and liabilities as of December 31, 2023 that accrue interest considering the applicable rate:

	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	985	7,497
Variable interest rate	-	693

Total (3)	985	8,190

(1)

Includes short-term investments, investments in financial assets at amortized cost, loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.

(2)	Includes only financial loans. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

The variable rate financial loans represent 8% of the total loans as of December 31, 2023, and include NO, pre-financing of exports and financial loans with local and international entities. The loans at variable interest rate are mainly subject to the fluctuations in BADLAR, SOFR, LIBOR, CDI and SELIC, of which 44 accrue interest of BADLAR plus a spread between 0.10% and 5.00%, 607 accrue interest of SOFR plus a spread between 0.25% and 8.50%, 4 accrue interest of LIBOR plus a spread of 1.50%, 7 accrue interest of CDI plus a spread between 0.34% and 6.00% and 2 accrue interest of SELIC plus a spread between 2.75% and 4.90%.

During the fiscal year ended December 31, 2023, the Group entered into interest rate swaps.

Financial assets mainly include, in addition to loans with related parties and trade receivables, which have low exposure to interest rate risk, fixed-interest deposits, BCRA bills, public securities and private securities.

The table below shows the estimated impact on net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have as of December 31, 2023:

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on profit or loss for the year	+100 b.p.	(3)
	-100 b.p.	3

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

Price risk

The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements.

The Group does not use derivative financial instruments to hedge the risks associated with the fluctuations of the prices of commodities as well as the price risk inherent to investments in public securities and mutual funds.

As of December 31, 2023, the Group was not significantly affected by the variation in the valuation of mutual funds and public securities (see “Fair value measurements” section in Note 6). As of December 31, 2023, the aggregate value of financial assets at fair value through profit or loss amounts to 210.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on profit or loss before income tax as of December 31, 2023:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on profit or loss before income tax	+10%	21
	-10%	(21)

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for the products, among others.

The Group’s expectation is to align, over time, local prices with those in international markets, seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, without considering short-term fluctuations; however, the exposure to price risk will depend on other key factors that are also considered in the Group’s pricing policy (including, but not limited to, abrupt changes in the exchange rate or in international prices, or potential legal or regulatory limitations, or other limitations that affect the ability of the markets to face abrupt price changes), and which may therefore lead the Group to not be able to maintain such relationship. In 2023, oil deliveries were negotiated between producers and refiners or sellers.

•	Liquidity risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations. The Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2023, the availability of liquidity reached 1,123, considering cash of 230 and other liquid financial assets of 893. Additionally, the Group has other investments freely available for 217 included in “Investments in financial assets” line item in the statement of financial position (see Note 14). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue debt under the Frequent Issuer Regime.

Based on the restrictions established by the BCRA for access to the Exchange Market to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2023, all the provisions issued were fulfilled by the Group. See Notes 21 and 35.g).

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2023:

	2023
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	341	174	81	38	15	17	666
Loans	1,508	1,746	1,099	1,226	785	1,826	8,190
Other liabilities (1)	120	40	35	36	-	1	232
Accounts payable (1)	2,313	-	-	-	-	4	2,317

	4,282	1,960	1,215	1,300	800	1,848	11,405

(1)	Includes the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judicial judgements, among others. See Notes 16, 32 and 33.

Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

The Group monitors compliance with covenants on a quarterly basis. As of December 31, 2023, the Group is in compliance with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2023.

•	Credit risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its customers and to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investments in financial assets, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the charge for doubtful trade losses is charged to net income in the statement of comprehensive income, based on specific information regarding its clients.

Provisions for doubtful accounts are measured by the criteria mentioned in Note 2.b.7).

The maximum exposure to credit risk of the Group of December 31, 2023 based on the type of its financial instruments and without excluding the amounts covered by several types of guarantees is set forth below:

Maximum exposure
Cash and cash equivalents	1,123
Investments in financial assets	272
Other financial assets	1,295

F - 30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

4.	FINANCIAL RISK MANAGEMENT (cont.)

Considering the maximum exposure to the credit risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for approximately 1,015 and represents 38%, while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2023:

	Current trade receivable	Other current receivables
Less than three months past due	41	3
Between three and six months past due	13	1
More than six months past due	90	3

	144	7

As of December 31, 2023, the provision for doubtful trade receivables amounted to 59. These provisions are the Group’s best estimate of the credit losses incurred in relation with accounts receivables.

Guarantee policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances, surety bonds, and guarantee customer - supplier, among others.

The Group has effective guarantees granted by third parties for an amount of 945, 873 and 737 as of December 31, 2023, 2022 and 2021, respectively.

During the fiscal years ended December 31, 2023, 2022 and 2021 the Group did not execute guarantees.

5.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling.

Its revenues are largely derived from: (i) the sale of the crude oil produced to the Downstream segment; and (ii) the sale of the natural gas produced, and the sale of the natural gas retained in plant to the Gas and Power segment.

This segment incurs all costs related to the activities mentioned above.

On January 1, 2023, certain assets related to the exploration, exploitation and production of frac sand for well-drilling, which were formerly included in Central Administration and Others, were assigned to the Upstream segment. In addition, the comparative information for fiscal years ended December 31, 2022 and 2021 has been restated.

F - 31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

•	Downstream

The Downstream segment performs activities relating to: (i) crude oil refining and petrochemical production; (ii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of crude oil and refined and petrochemical products obtained from such processes; and (iv) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are derived primarily from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

This segment incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream segment and third parties and the purchase of gasoline, propane and butane and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Gas and Power

The Gas and Power segment performs activities related to: (i) natural gas transportation to third parties and the Downstream segment, and its commercialization; (ii) commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, it undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the commercialization of natural gas as producers to third parties and the Downstream segment, the distribution of natural gas through our subsidiary Metrogas, the sale of gasoline, propane and butane to the Downstream segment and the provision of LNG regasification services.

This segment incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream segment.

On January 1, 2023, certain assets related to the production, storage, distribution and sale of fertilizers through the Profertil joint venture, which were formerly included in Downstream segment, were assigned to the Gas and Power segment. In addition, the comparative information for fiscal years ended December 31, 2022 and 2021 has been restated.

•	Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

F - 32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2023
Revenues	171		14,888	2,017	235	-	17,311
Revenues from intersegment sales	7,211		100	357	781	(8,449)	-

Revenues	7,382		14,988	2,374	1,016	(8,449)	17,311

Operating profit or loss	(1,927)	(4)	896	(3)	(270)	56	(1,248)
Income from equity interests in associates and joint ventures	-		10	84	-	-	94

Net financial results							897
Net loss before income tax							(257)
Income tax							(1,020)
Net loss							(1,277)

Acquisitions of property, plant and equipment	4,773		1,140	178	100	-	6,191
Acquisitions of right-of-use assets	363		19	22	-	-	404
Assets	11,129		9,916	2,282	1,826	(118)	25,035

Other income statement items
Depreciation of property, plant and equipment (3)	2,452		464	44	56	-	3,016
Amortization of intangible assets	-		30	7	-	-	37
Depreciation of right-of-use assets	131		71	19	-	(1)	220
Impairment of property, plant and equipment (2)	2,288		-	-	-	-	2,288

For the year ended December 31, 2022
Revenues	174		16,016	2,304	263	-	18,757
Revenues from intersegment sales	7,134		109	391	779	(8,413)	-

Revenues	7,308		16,125	2,695	1,042	(8,413)	18,757

Operating profit or loss	1,310	(4)	1,523	90	(405)	(36)	2,482
Income from equity interests in associates and joint ventures	-		23	428	(5)	-	446

Net financial results							128
Net profit before income tax							3,056
Income tax							(822)
Net profit							2,234

Acquisitions of property, plant and equipment	3,417		837	78	127	-	4,459
Acquisitions of right-of-use assets	204		102	-	-	-	306
Assets	11,528		9,530	3,215	1,807	(168)	25,912

Other income statement items
Depreciation of property, plant and equipment (3)	1,947		477	48	79	-	2,551
Amortization of intangible assets	-		29	12	2	-	43
Depreciation of right-of-use assets	140		59	20	-	(5)	214
Impairment of property, plant and equipment (2)	123		-	-	-	-	123

F - 33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2021
Revenues	147		11,220	2,069	246	-	13,682
Revenues from intersegment sales	5,820		64	161	484	(6,529)	-

Revenues	5,967		11,284	2,230	730	(6,529)	13,682

Operating profit or loss	80	(4)	945	10	(198)	(138)	699
Income from equity interests in associates and joint ventures	-		48	239	-	-	287

Net financial results							(271)
Net profit before income tax							715
Income tax							(699)
Net profit							16

Acquisitions of property, plant and equipment	2,168		406	27	65	-	2,666
Acquisitions of right-of-use assets	172		105	7	-	-	284
Assets	10,681		8,321	2,846	1,575	(133)	23,290

Other income statement items
Depreciation of property, plant and equipment (3)	2,259		456	28	73	-	2,816
Amortization of intangible assets	-		39	8	4	-	51
Depreciation of right-of-use assets	129		61	17	-	(6)	201
Impairment of property, plant and equipment and intangible assets (2)	115		-	-	-	-	115

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	See Notes 2.c), 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.
(4)	Includes (21), (26) and (10) of unproductive exploratory drillings as of December 31, 2023, 2022 and 2021, respectively.

F - 34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

5.	BUSINESS SEGMENT INFORMATION (cont.)

The distribution of revenue and non-current assets by geographic area is broken down in Notes 7, 8, 9 and 24.

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables”, “Other liabilities” and “Accounts payable” in the statement of financial position contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

Financial Assets

	2023

	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	232	-	232	308	540
Trade receivables (2)	1,063	-	1,063	-	1,063
Investments in financial assets	158	114	272	-	272
Cash and cash equivalents	1,027	96	1,123	-	1,123

	2,480	210	2,690	308	2,998

	2022

	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	246	-	246	783	1,029
Trade receivables (2)	1,641	-	1,641	-	1,641
Investments in financial assets	446	74	520	-	520
Cash and cash equivalents	437	336	773	-	773

	2,770	410	3,180	783	3,963

	2021

	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	221	-	221	601	822
Trade receivables (2)	1,545	-	1,545	-	1,545
Investments in financial assets	424	98	522	-	522
Cash and cash equivalents	317	294	611	-	611

	2,507	392	2,899	601	3,500

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

F - 35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial Liabilities

	2023

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	666	-	666	-	666
Loans	8,190	-	8,190	-	8,190
Other liabilities	232	-	232	2	234
Accounts payable	2,317	-	2,317	7	2,324

	11,405	-	11,405	9	11,414

	2022
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	566	-	566	-	566
Loans	7,088	-	7,088	-	7,088
Other liabilities	31	-	31	-	31
Accounts payable	2,513	-	2,513	57	2,570

	10,198	-	10,198	57	10,255

	2021
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	542	-	542	-	542
Loans	7,379	-	7,379	-	7,379
Other liabilities	43	-	43	-	43
Accounts payable	1,904	-	1,904	68	1,972

	9,868	-	9,868	68	9,936

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2023
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	325	-	325
Interest loss	(776)	-	(776)
Net financial accretion	(364)	-	(364)
Net exchange differences	1,561	(236)	1,325
Results on financial assets at fair value with changes in profit or loss	-	289	289
Result from derivative financial instruments	-	7	7
Export Increase Program (1)	-	22	22
Result from transactions with financial assets (2)	-	32	32
Result from debt exchange	-	-	-
Result from net monetary position	37	-	37

	783	114	897

F - 36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2022
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	319	-	319
Interest loss	(712)	-	(712)
Net financial accretion	(275)	-	(275)
Net exchange differences	638	(97)	541
Results on financial assets at fair value with changes in profit or loss	-	118	118
Result from derivative financial instruments	-	(9)	(9)
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from debt exchange	-	-	-
Result from net monetary position	146	-	146

	116	12	128

	2021
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	164	-	164
Interest loss	(749)	-	(749)
Net financial accretion	(167)	-	(167)
Net exchange differences	294	(46)	248
Results on financial assets at fair value with changes in profit or loss	-	105	105
Result from derivative financial instruments	-	(10)	(10)
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from debt exchange (3)	21	-	21
Result from net monetary position	117	-	117

	(320)	49	(271)

(1)	See Note 35.g).
(2)	See Note 28.
(3)	See Note 21.

Fair value measurements

IFRS 13 “Fair value measurement” defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments measured at fair value are assigned to one of the valuation hierarchy levels specified under IFRS 13 (as well as loans measured at amortized cost whose fair value is disclosed in “Fair value of financial assets and financial liabilities measured at amortized cost” section). This valuation hierarchy comprises 3 levels.

(i)

Level 1: The valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

(ii)

Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this level.

(iii)

Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this level.

F - 37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below show the Group’s financial assets measured at fair value through profit or loss as of December 31, 2023, 2022 and 2021 and their allocation to their fair value levels.

	2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	114	-	-	114

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96

	96	-	-	96

	210	-	-	210

	2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	74	-	-	74

	74	-	-	74

Cash and cash equivalents:
- Mutual funds	336	-	-	336

	336	-	-	336

	410	-	-	410

	2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	98	-	-	98

	98	-	-	98

Cash and cash equivalents:
- Mutual funds	294	-	-	294

	294	-	-	294

	392	-	-	392

(1)	See Note 14.

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the year ended December 31, 2023, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2023, 2022 and 2021, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 7,547, 5,812 and 5,483 as of December 31, 2023, 2022 and 2021, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

F - 38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

7.	INTANGIBLE ASSETS

	2023	2022	2021
Net book value of intangible assets	407	424	462
Provision for impairment of intangible assets	(40)	(40)	(43)

	367	384	419

The evolution of the Group’s intangible assets for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	883	160	420	1,463
Accumulated amortization	611	-	362	973

Balance as of December 31, 2020	272	160	58	490

Cost
Increases	25	-	7	32
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	19	19
Decreases, reclassifications and other movements	-	(24)	3	(21)

Accumulated amortization
Increases	37	-	14	51
Translation effect	-	-	(1)	(1)
Adjustment for inflation (1)	-	-	5	5
Decreases, reclassifications and other movements	-	-	-	-

Cost	908	136	446	1,490
Accumulated amortization	648	-	380	1,028

Balance as of December 31, 2021	260	136	66	462

Cost
Increases	25	-	4	29
Translation effect	-	-	(32)	(32)
Adjustment for inflation (1)	-	-	35	35
Decreases, reclassifications and other movements	-	(26)	-	(26)

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(10)	(10)
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	-	-

Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

F - 39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

7. INTANGIBLE ASSETS (cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	40	43	25
Increase charged to profit or loss	-	-	18
Translation differences	-	(3)	-

Amount at end of year	40	40	43

Likewise, in accordance with IFRS 8 “Operating segments”, intangible assets are geographically located in Argentina.

8.	PROPERTY, PLANT AND EQUIPMENT

	2023	2022	2021
Net book value of property, plant and equipment	20,532	18,261	16,777
Provision for obsolescence of materials and equipment	(171)	(151)	(123)
Provision for impairment of property, plant and equipment	(2,649)	(600)	(651)

	17,712	17,510	16,003

F - 40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,282	46,154		8,128	455	1,068	2,663	47	748	1,265	763	773	63,346
Accumulated depreciation	616	37,897		4,766	318	-	-	-	641	802	400	581	46,021

Balance as of December 31, 2020	666	8,257	(1)	3,362	137	1,068	2,663	47	107	463	363	192	17,325

Cost
Increases	7	38	(4)	51	6	618	1,913	22	1	-	-	10	2,666	(6)
Translation effect	(28)	-		-	(7)	(3)	(22)	-	(5)	-	(138)	(29)	(232)
Adjustment for inflation (5)	68	-		-	17	7	50	-	10	-	318	65	535
Decreases, reclassifications and other movements	14	1,565	(7)	148	19	(632)	(1,785)	(27)	53	54	52	44	(495)	(3)

Accumulated depreciation
Increases	26	2,468	(4)	356	22	-	-	-	55	67	19	28	3,041
Translation effect	(15)	-		-	(5)	-	-	-	(4)	-	(72)	(22)	(118)
Adjustment for inflation (5)	35	-		-	11	-	-	-	9	-	167	49	271
Decreases, reclassifications and other movements	(6)	(149)	(7)	(1)	(9)	-	-	-	-	-	(5)	(2)	(172)	(3)

Cost	1,343	47,757		8,327	490	1,058	2,819	42	807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-	701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42	106	450	486	229	16,777

Cost
Increases	1	278	(4)	69	9	944	3,080	43	1	-	-	34	4,459	(6)
Translation effect	(86)	-		-	(23)	(9)	(28)	-	(14)	-	(418)	(104)	(682)
Adjustment for inflation (5)	111	-		-	31	12	36	-	18	-	547	134	889
Decreases, reclassifications and other movements	26	2,052		281	21	(810)	(2,027)	(47)	20	24	35	3	(422)	(3)

Accumulated depreciation
Increases	29	2,123	(4)	374	25	-	-	-	56	67	19	31	2,724
Translation effect	(44)	-		-	(15)	-	-	-	(12)	-	(213)	(67)	(351)
Adjustment for inflation (5)	59	-		-	20	-	-	-	16	-	279	86	460
Decreases, reclassifications and other movements	-	(45)		(1)	(8)	-	-	-	-	(11)	(8)	-	(73)	(3)

Cost	1,395	50,087		8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38	71	418	573	246	18,261

F - 41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,395	50,087		8,677	528	1,195	3,880	38		832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-		761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38		71	418	573	246	18,261

Cost
Increases	1	511	(4)	99	6	1,282	4,161	119		4	-	-	8	6,191	(6)
Translation effect	(178)	-		-	(55)	(19)	(46)	-		(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (5)	106	-		-	33	11	27	-		18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503		135	165	(1,030)	(2,357)	(26)		45	39	18	(3)	(495)	(3)

Accumulated depreciation
Increases	28	2,692	(4)	364	30	-	-	-		36	64	10	28	3,252
Translation effect	(96)	-		-	(36)	-	-	-		(27)	-	(455)	(150)	(764)
Adjustment for inflation (5)	57	-		-	22	-	-	-		16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)		-	(5)	-	-	-		-	(8)	-	(2)	(108)	(3)

Cost	1,340	53,101		8,911	677	1,439	5,665	131		869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-		786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131	(2)	83	401	399	195	20,532

(1)	Includes 269, 333 and 356 of mineral property as of December 31, 2023, 2022 and 2021, respectively.
(2)

As of December 31, 2023, there are 26 exploratory wells in progress. During the year ended on such date, 11 wells were started, 4 wells were charged to exploratory expense and 4 well was transferred to properties with proven reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 4, 1 and 1 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2023, 2022 and 2021, respectively.
(4)	Includes 507, 268 and 32 corresponding to hydrocarbon wells abandonment costs and 13 and 19 of depreciation recovery for the years ended December 31, 2023 and 2022, respectively.
(5)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(6)

Includes 57, 44 and 11 corresponding to short-term leases as of December 31, 2023, 2022 and 2021, respectively; includes 6, 5 and 7 corresponding to the variable charge of leases related to the underlying asset performance and/or use as of December 31, 2023, 2022 and 2021, respectively. Additionally, it includes 68, 57 and 44 corresponding to the depreciation capitalization of right-of-use assets as of December 31, 2023, 2022 and 2021, respectively (see Note 9); and 13, 14 and 11 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2023, 2022 and 2021, respectively (see Note 20).

(7)	Includes 140 of cost and accumulated depreciation corresponding to the reversal of Loma de la Mina block. See Note 34.a).

F - 42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the borrowing costs as part of the cost of the assets. For the fiscal year ended December 31, 2023, 2022 and 2021, the rate of capitalization was 7.89%, 8.19% and 8.47%, respectively, and the amount capitalized amounted to 17, 12 and 11, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	151	123	134
Increases charged to profit or loss	24	30	6
Decreases charged to profit or loss	-	-	(16)
Applications due to utilization	(4)	(1)	(1)
Translation differences	(2)	(1)	-
Adjustment for inflation (1)	2	-	-

Amount at end of year	171	151	123

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	600	651	778
Increases charged to profit or loss	2,288	123	97
Depreciation (1)	(236)	(173)	(225)
Translation differences	(7)	(5)	-
Adjustment for inflation (2)	4	4	2
Transfers and other movements	-	-	(1)

Amount at end of year	2,649	600	651

(1)	Included in “Depreciation of property, plant and equipment” in Note 26.
(2)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

The Group estimates the recoverable amount of property, plant and equipment based on the guidelines and methodology mentioned in Notes 2.b.5) and 2.c).

The Group permanently monitors the outlook of the businesses where it operates. In general, it analyzes macroeconomic variables such as price indexes and currency devaluation, among others, and in particular, for the natural gas market, the demand volume to be covered and natural gas sales prices.

In relation to the natural gas market, incentive schemes were established in recent years in order to increase the domestic production of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells. This situation generated a reduction in natural gas sales price in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina, Austral and Noroeste basins. See Note 35.d.1).

As of December 31, 2021, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 97 (63 net of the income tax effect) generated from the lower than expected production due to field performance and higher production costs. The discount rate after taxes used as of December 31, 2021 was 14.08%, and the recoverable value after taxes as of such date of the CGU Gas - Austral Basin was equal to 135. In addition, as of December 31, 2021, the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,435 and approximated its recoverable value. Therefore, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 in such basin.

F - 43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of September 30, 2022, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 98 (64 net of the income tax), mainly generated by production cost increases. The discount rate after taxes used as of September 30, 2022 was 14.63%.

As of December 31, 2022, the Group recognized an additional impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 25 (16 net of the income tax), mainly generated from the lower than expected production due to field performance and by production cost increases. The discount rate after taxes used as of December 31, 2022 was 14.80%, and the recoverable amount after taxes as of such date of the CGU Gas - Austral Basin was equal to 65. In addition, the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,585 and approximated its recoverable value. Therefore, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 in such basin.

As of September 30, 2023, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Neuquina Basin of 506 (329 net of the income tax), generated by a combination of variables, including mainly, a higher competition in the domestic natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent adequacy in our production. The discount rate after taxes used as of September 30, 2023 was 14.89%. In addition, as of December 31, 2023, the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,400 and approximates its recoverable value. The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.

On February 29, 2024 (see Note 38) YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin and expects fair value less cost of disposal to be less than their carrying amount. The Company considers this to be an impairment loss indicator under IAS 36. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment of 1,782 (1,158 net of the income tax effect) as of December 31, 2023, considering the net assets and recoverable value of each disposal group.

Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2).

Accordingly, the recoverable value for each disposal group was determined applying an asset valuation technique commonly used in the oil and gas industry which is the Discounted Cash Flow Analysis technique. This valuation is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation, representing the fair value less costs of disposal measurement.

In estimating the discounted cash flows of the disposal groups, the Company worked closely with a third-party qualified independent valuer not related to the Group, with appropriate qualifications, to establish the appropriate valuation techniques and inputs to the model.

F - 44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenue, future net revenue, present value and considering a ten-year extension of the termination of certain concessions expiring in the near term. Future net revenue was calculated by deducting royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and Argentine income taxes from future gross revenue. Operating expenses include field operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with the abandonment. Present value was defined as future net revenue discounted at a discount rate post tax, which as of December 31, 2023 was 15%.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount at beginning of year	15	19	30
Additions pending the determination of proved reserves	16	20	6
Decreases charged to exploration expenses	-	(3)	-
Reclassifications to mineral property, wells and related equipment with proved reserves	(5)	(21)	(17)

Amount at end of year	26	15	19

The following table shows the cost for exploratory wells under assessment for a period greater than a year and the number of projects related as of December 31, 2023:

	Amount	Number of projects	Number of wells
Between 1 and 5 years	10	5	5

Likewise, in accordance with IFRS 8, the distribution of property, plant and equipment by geographic area is broken down below:

	2023	2022	2021
Argentina	17,702	17,500	16,002
Mercosur and associated countries	10	10	1

	17,712	17,510	16,003

F - 45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

9.	RIGHT-OF-USE ASSETS

Lease contracts in which the Group is the lessee mainly correspond to:

-

Exploitation equipment and facilities, which include drilling and workover equipment and lifting pumps. These contracts with an average term of 3 years, establish minimum guaranteed payments on the basis of the availability the Group has over these assets, and variable payments calculated on the basis of a rate per unit of use (per hour or day).

-	Machinery and equipment, which include:

(i)

Equipment for natural gas compression and power generation, whose contracts have an average term of 3 years and establish minimum payments based on the available power, and variable payments calculated on the basis of a rate per generation unit.

(ii)	Regasification and gas liquefaction equipment, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

-	Transportation equipment, which include:

(i)	Vessels and barges for hydrocarbon transportation, whose contracts have an average term of 3 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

(ii)

Truck fleets, whose contracts have an average term of 2 years and establish variable payments estimated on the basis of a rate per unit of use (per kilometer travelled). In some cases minimum payments are stipulated based on the availability the Group has over these assets.

-	Gas stations, whose contracts include the lease of land and associated facilities, have an average term of 7 years and establish payments based on a given quantity of fuel.

-	Land and buildings, which include:

(i)

Reservoirs and land necessary to mount surface installations for the underground storage of natural gas, whose contracts have an average term of 6 years and establish minimum guaranteed payments based on the contractual terms and conditions.

(ii)	Permits for the use of ports and land, whose contracts have an average term of 6 years and establish minimum guaranteed payments based on the contractual terms and conditions.

F - 46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

9. RIGHT-OF-USE ASSETS (cont.)

The evolution of the Group’s right-of-use assets as of December 31, 2023, 2022 and 2021 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	16	326	298	92	228	960
Accumulated depreciation	9	148	116	26	137	436

Balance as of December 31, 2020	7	178	182	66	91	524

Cost
Increases	17	39	28	12	188	284
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(13)	(45)	(6)	(111)	(175)

Accumulated depreciation
Increases	2	81	67	11	84	245	(1)
Translation effect	-	-	-	(1)	-	(1)
Adjustment for inflation (2)	-	-	-	2	-	2
Decreases, reclassifications and other movements	-	(7)	(19)	(2)	(101)	(129)

Cost	33	352	281	101	305	1,072
Accumulated depreciation	11	222	164	36	120	553

Balance as of December 31, 2021	22	130	117	65	185	519

Cost
Increases	2	148	17	5	134	306
Translation effect	-	-	-	(8)	-	(8)
Adjustment for inflation (2)	1	-	-	11	-	12
Decreases, reclassifications and other movements	(3)	(5)	(15)	(9)	(69)	(101)

Accumulated depreciation
Increases	9	81	57	12	112	271	(1)
Translation effect	-	-	-	(4)	-	(4)
Adjustment for inflation (2)	-	-	-	5	-	5
Decreases, reclassifications and other movements	(1)	(2)	(12)	(5)	(65)	(85)

Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (2)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288	(1)
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

(1)

Includes 220, 214 and 201 that were charged to “Depreciation of right-of-use assets” line in the statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021, respectively, (see Note 26), and includes 68, 57 and 44 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8, right-of-use assets are geographically located in Argentina.

F - 47
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2023, 2022 and 2021:

	2023	2022	2021
Amount of investments in associates	142	172	160
Amount of investments in joint ventures	1,534	1,733	1,369

	1,676	1,905	1,529

The main movements during the years ended December 31, 2023, 2022 and 2021, which affected the value of the aforementioned investments, correspond to:

	2023	2022	2021
Amount at the beginning of year	1,905	1,529	1,274
Acquisitions and contributions	5	2	-
Income on investments in associates and joint ventures	94	446	287
Translation differences	(99)	(40)	(7)
Distributed dividends	(275)	(94)	(59)
Adjustment for inflation (1)	46	61	34
Capitalization in associates and joint ventures	-	1	-

Amount at the end of year	1,676	1,905	1,529

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2023, 2022 and 2021. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2023	2022	2021	2023	2022	2021
Net income	(2)	13	46	96	433	241
Other comprehensive income	(23)	8	7	(30)	13	20

Comprehensive income for the year	(25)	21	53	66	446	261

The Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

The financial information corresponding to YPF EE’s assets and liabilities as of December 31, 2023, 2022 and 2021, as well as the results as of such dates, are detailed below:

	2023 (1)		2022 (1)	2021 (1)
Total non-current assets	2,102		1,839	1,791
Cash and cash equivalents	114		94	97
Other current assets	152		178	145
Total current assets	266		272	242

Total assets	2,368		2,111	2,033

Financial liabilities (excluding Accounts payable, Provisions and Other liabilities)	720		721	652
Other non-current liabilities	204		97	134
Total non-current liabilities	924		818	786
Financial liabilities (excluding Accounts payable, Provisions and Other liabilities)	188		150	195
Other current liabilities	143		110	128
Total current liabilities	331		260	323

Total liabilities	1,255		1,078	1,109

Total shareholders’ equity	1,113	(2)	1,033	924

Dividends received (3)	35		25	-

Closing exchange rates	806.95		177.06	102.62

F - 48
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

	2023 (1)	2022 (1)	2021 (1)
Revenues	531	486	442
Interest income	6	41	18
Depreciation and amortization	(143)	(107)	(96)
Interest loss	(56)	(68)	(80)
Income tax	(266)	(11)	(85)
Operating profit	273	247	225

Net income	(53)	134	66
Other comprehensive income	2,414	585	186

Total comprehensive income	2,361	719	252

Average exchange rates	294.95	130.71	95.06

(1)

The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.

The following table shows information of the subsidiaries, associates and joint ventures:

Name of entity	Main Business	Country	% of ownership of capital stock

Subsidiaries: (4)
YPF International (3)	Investment	Bolivia	100.00%
YPF Holdings (3) (5)	Investment and finance	United States	100.00%
OPESSA	Commercial management of YPF’s gas stations	Argentina	99.99%
AESA	Engineering and construction services	Argentina	100.00%
Metrogas	Providing the public service of natural gas distribution	Argentina	70.00%
YPF Chile (3)	Lubricants, diesel, petrochemicals and aviation fuels trading and natural gas commercialization	Chile	100.00%
YTEC	Investigation, development, production, import, export and commercialization of technologies, knowledge, goods and services	Argentina	51.00%

Name of entity	Main Business	Country	% of ownership of capital stock	2023	2022	2021

Joint Ventures: (2)
YPF EE (3)	Generation, transportation and commercialization of electric energy from all primary production sources	Argentina	75.00%	735	776	699
MEGA (3)	Separation, fractionation, storage and transportation of natural gas liquids, and its commercialization	Argentina	38.00%	133	164	111
Profertil (3)	Production and commercialization of fertilizers	Argentina	50.00%	339	449	276
Refinor	Industrialization, transportation and commercialization of hydrocarbons	Argentina	50.00%	23	35	32
OLCLP (3)	Construction and exploitation of a pipeline, oil transportation and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Argentina	85.00%	34	25	16
CT Barragán (3)	Production and generation of electric energy	Argentina	50.00%	250	268	227

Associates:
Oldelval (3)	Hydrocarbon transportation and storage	Argentina	37.00%	55	58	47
Termap	Hydrocarbon storage and shipment	Argentina	33.15%	15	20	24
Oiltanking (3)	Hydrocarbon transportation and storage	Argentina	30.00%	25	26	19
CDS (3)	Electric power generation and its commercialization	Argentina	10.25% (1)	26	28	27
YPF Gas	Gas fractionation, bottling, distribution and transportation for industrial and/or residential use	Argentina	33.99%	17	34	30
Other companies:
Other	-	-	-	24	22	21

				1,676	1,905	1,529

(1)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(2)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(3)	The U.S. dollar has been defined as the functional currency of this company.
(4)

Additionally, consolidates YPF Services USA Corp., YPF Brasil, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran, Lestery S.A., YPF Perú, YPF Ventures, Metroenergía, YPF Litio S.A.U and YPF Digital S.A.U.

(5)	See Note 3.

F - 49
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

11. INVENTORIES

	2023		2022		2021
Finished goods	1,052		1,144		1,024
Crude oil and natural gas	507		449		366
Products in process	45		51		34
Raw materials, packaging materials and others	79		94		76

	1,683	(1)	1,738	(1)	1,500	(1)

(1)	As of December 31, 2023, 2022 and 2021, the cost of inventories does not exceed their net realizable value.

12. OTHER RECEIVABLES

	2023		2022		2021
	Non- current	Current	Non- current	Current	Non- current	Current
Receivables from services and sales of other assets	-	11	12	5	20	19
Tax credit and export rebates	83	44	152	349	148	142
Loans to third parties and balances with related parties (1)	43	6	10	31	10	16
Collateral deposits	-	13	-	5	-	34
Prepaid expenses	18	33	23	41	9	88
Advances and loans to employees	-	3	1	5	1	4
Advances to suppliers and custom agents (2)	-	84	-	165	-	150
Receivables with partners in JA and other agreements	8	155	16	178	10	142
Insurance receivables	-	-	-	-	-	1
Miscellaneous	7	32	6	30	7	21

	159	381	220	809	205	617
Provision for other doubtful receivables	(1)	-	(15)	(1)	(15)	(1)

	158	381	205	808	190	616

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

13. TRADE RECEIVABLES

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	43	1,020	61	1,580	138	1,407
Provision for doubtful trade receivables	(12)	(47)	(55)	(76)	(95)	(102)

	31	973	6	1,504	43	1,305

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2023, 2022 and 2021:

	2023			2022			2021
	Non-current		Current	Non-current		Current	Non-current		Current
Balance at beginning of year	55		76	95		102	105		125
Increases charged to expenses	-		20	-		21	10		39
Decreases charged to income	-		(2)	-		(7)	-		(19)
Applications due to utilization	-		(3)	-		(7)	-		(25)
Net exchange and translation differences	(43)		(42)	(40)		(29)	(20)		(14)
Result from net monetary position (1)	-		(2)	-		(4)	-		(4)

Balance at the end of year	12	(2)	47	55	(2)	76	95	(2)	102

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1).

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

14. INVESTMENTS IN FINANCIAL ASSETS

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	99	201	162	22	332
Private securities - NO and stock market promissory notes	8	4	-	3	3	8
Term deposits (2)	-	47	-	80	-	59

	8	150	201	245	25	399

Investments at fair value with changes in results
Public securities (1)	-	114	-	74	-	98

	-	114	-	74	-	98

	8	264	201	319	25	497

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

15. CASH AND CASH EQUIVALENTS

	2023		2022	2021
Cash and banks (1)	230		369	223
Short-term investments	797	(2)	68	94	(2)
Financial assets at fair value with changes in results (3)	96		336	294

	1,123		773	611

(1)	Includes balances granted as collateral. See Note 34.e).
(2)	Includes 727 of BCRA bills as of December 31, 2023. Additionally, it includes 45 and 10 of term deposits and other investments with the BNA as of December 31, 2023 and 2021, respectively.
(3)	See Note 6.

16. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2023, 2022 and 2021 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non- current		Current		Non- current	Current	Non- current		Current		Non- current	Current
Balance as of December 31, 2020	599		23		66	31	1,554		19		2,219	73

Increases charged to expenses	400	(3)	1		105	-	157		-		662	1
Decreases charged to income	(42)		(37)		-	-	(94)		-		(136)	(37)
Applications due to utilization	(7)		(7)		-	(22)	-		(19)		(7)	(48)
Net exchange and translation differences	(31)		-		(4)	(12)	-		-		(35)	(12)
Reclassifications and other movements	(47)		42		(71)	71	(66)	(1)	98	(1)	(184)	211
Result from net monetary position (2)	-		-		-	-	-		-		-	-

Balance as of December 31, 2021	872		22		96	68	1,551		98		2,519	188

Increases charged to expenses	187	(3)	-		69	-	215		-		471	-
Decreases charged to income	(354)	(4)	-		(1)	-	(41)		-		(396)	-
Applications due to utilization	(12)		(35)		-	(48)	-		(56)		(12)	(139)
Net exchange and translation differences	(55)		-		(8)	(34)	-		-		(63)	(34)
Reclassifications and other movements	(66)	(5)	35		(60)	60	179	(1)	89	(1)	53	184
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-

Balance as of December 31, 2022	571		22		96	46	1,904		131		2,571	199

Increases charged to expenses	89		3		80	-	264		-		433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-		(38)	(6)
Applications due to utilization	(1)		(318)	(7)	-	(50)	-		(122)		(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-		(162)	(39)
Reclassifications and other movements	(456)	(6)	321		(76)	76	390	(1)	117	(1)	(142)	514
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-

Balance as of December 31, 2023	66		21		48	34	2,546		126		2,660	181

(1)	Includes 507, 268 and 32 corresponding to the annual recalculation of hydrocarbon wells abandonment cost for the years ended December 31, 2023, 2022 and 2021, respectively.
(2)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

(3)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon wells abandonment costs for periods 2014-2017.
(4)

Includes 30 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon wells abandonment for periods 2014-2017. See Note 16.a.5).

(5)

Includes 22 reclassified as “Income tax liability” in the statement of financial position for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017. See Note 16.a.5).

(6)

Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 286 reclassified as current Provision for lawsuits and contingencies due to the Trust Settlement Agreement. See Notes 16.a.2) and 32, respectively.

(7)	Includes the payment of the amount for the Trust Settlement Agreement. See Note 32.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

16. PROVISIONS (cont.)

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to the Group, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to changes as new information develops and results of the presented evidence are obtained in judicial process, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment (see Note 2.c)).

16.a) Provision for lawsuits and contingencies

The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies recognized are described below:

16.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.

In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 (YPF’s Privatization Law) and Decree No. 546/1993.

16.a.2) Claims arising from restrictions in the natural gas market

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On December 30, 2016 and December 4, 2017, YPF, AESU and Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”), and YPF and TGM, respectively, executed settlement agreements terminating the various claims arising from international arbitrations before the International Chamber of Commerce related to the natural gas sale contract and the related natural gas transportation contract, respectively, which had been affected by events of force majeure due to the Argentine Government‘s decision to re-direct natural gas for export to the domestic market.

Under these settlement agreements, the parties, without admitting any facts or rights, waived all claims that as of the date they had or could reciprocally have and YPF undertook to pay: (i) AESU and SULGAS single and total amount of 60 (payment made on January 10, 2017); and (ii) TGM the sum of 114 (107 in an initial payment made on January 2, 2018 and the balance of 7 in 7 annual installments of 1 each, the first one maturing on February 1, 2018, and the balance on the same date of the following years). In addition, YPF agreed to pay TGM the sum of 13 (in 7 annual installments of 1.86 each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027.

As of the date of issuance of these consolidated financial statements, YPF has complied with the payment schedule agreed with TGM.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

16. PROVISIONS (cont.)

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with the ENARGAS, seeking the termination of the natural gas transportation contract with such company for the transportation of natural gas in connection with deliveries under the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the transportation service and of TGN to render such service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning said contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in the legislation in force since 2004, and (c) the “teoría de la imprevisión” (doctrine of unforeseeability) available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

TGN notified YPF the termination of the transportation contract for YPF’s fault.

TGN filed a complaint claiming compliance with the contract and payment of unpaid invoices from February 20, 2007 to March 20, 2009 totaling 30. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 to June 20, 2010 in the amount of 31, (ii) from July 20, 2010 to November 20, 2010 in the amount of 10, and (iii) from December 6, 2010 to January 4, 2011 in the amount of 3.

TGN also lodged a complaint for damages against YPF claiming the amount of 142, plus interest and legal fees for the termination of the transportation contract.

Upon completion of the proceedings for discovery of evidence, on October 16, 2020, the Lower Court rendered judgment, whereby it resolved: (i) to declare abstract the claim to comply the firm natural gas transportation contract (the “Contract”), filed by TGN; (ii) to partially grant the claim filed in the case for Contract performance, and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees; and (iii) to admit the claim for damages and order YPF to pay the amount of 231 plus interest and court fees.

On October 22, 2020, YPF filed appeals against the lower court’s decision regarding the claim filed for contract performance and the claim for damages.

On February 16, 2022, the Court of Appeals rendered judgment (i) confirming the lower court’s decision which ordered YPF to pay for unpaid invoices in the amount to be determined by the accounting expert designated at the stage of judgment enforcement; (ii) confirming that YPF was liable for damages in the amount of 231 plus interest, or its equivalent in Pesos at the selling exchange rate published by the BNA on the settlement date; (iii) reducing the applicable annual interest rate from 6% to 4%; and (iv) imposing payment of appeal costs on defendant in the case for damages and shared payment in the case for contract performance.

On February 21, 2022, YPF lodged an appeal requesting the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal. On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal was favorably resolved. Additionally, on that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeal, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeal, and a complaint appeal was filed in relation to this last aspect on April 12, 2022. As of that date, the cases were under review at the CSJN in connection with the extraordinary and the complaint appeals that were filed.

On February 3, 2023, YPF and TGN entered into a settlement agreement for the sole and total amount of 190.6 payable by YPF in 4 consecutive annual installments, starting in 2024 by which, without acknowledging facts or rights, TGN and YPF waived all claims they had or could have had against each other until that date, making abstract the extraordinary appeals and complaints filed with the CSJN. On February 23, 2023, the settlement agreement was submitted to the CSJN requesting its homologation.

In April 2023, in compliance with the decision of the CSJN, the settlement agreement between YPF and TGN was filed with the Lower Court requesting its approval. On May 5, 2023, the Lower Court approved said agreement.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

16. PROVISIONS (cont.)

16.a.3) Users and Consumers Association

The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from periods between years 1993 to 1997 and from 1997 to 2001.

On December 28, 2015, the lower court rendered judgment admitting the claim for compensation from period between years 1993-1997 term filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.

The ruling rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the ruling dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

Both parties filed an appeal against that decision, which was admitted with suspensive effect.

On December 7, 2017, the Company was notified about the Court of Second Appeal’s judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim from period between years 1997 to 1999 period under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to the item to the execution stage of the judgment; and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.

It should be noted that the ruling confirmed by the Court of Second Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the firm settlement of the judgment amount, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the judgment of the Court of Appeals, which was sustained and the court file was submitted to the CSJN, the enforcement of the Court of Appeals’ judgment still being suspended.

On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.

On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the Court of Second Appeal’s judgment. As of the date of issuance of these consolidated financial statements, the extraordinary appeal has not been decided.

16.a.4) Environmental claims

•	La Plata

In relation to the operation of the refinery owned by YPF in La Plata, there are certain judicial claims, mostly filed by neighbors of the area seeking (i) compensation for damages arising from the alleged environmental contamination caused by the operation of the La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned Refinery. Should these claims be sustained, they could demand additional investments related to the operation of La Plata Refinery.

In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the province of Buenos Aires, whereby it suggested the performance of a study for the characterization of risks associated with the aforementioned contamination.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

16. PROVISIONS (cont.)

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS” by its acronym in Spanish) of the province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by said entity, which approves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the Resolution. On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).

Regarding the judicial claims mentioned above, on February 7, 2021, the Company was notified of the first instance judgment which considered the environmental damage had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’ joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2 co-defendant companies 10%. The decision was appealed by the Company. As of the date of issuance of these consolidated financial statements, said appeal is pending resolution by the Federal Court of La Plata.

•	Quilmes

As regards with a fuel leak in the pipeline running from La Plata to Dock Sud (Progressive 37), currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible in November 2002, which resulted in remediation works in progress conducted by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires.

The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. This lawsuit has not yet been resolved.

•	Other environmental claims

In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of the country. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.

16.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

The Company has recorded the hydrocarbon wells abandonment costs in accordance with the criteria detailed in Note 2.b.3) and, in the absence of a specific treatment of this matter in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon wells abandonment costs in the calculation of this tax, based on the general criteria of the tax standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

16. PROVISIONS (cont.)

The AFIP understands that the deduction of expenses for hydrocarbon well abandonment should be deferred until the taxpayer has the opportunity to actually proceed to well abandonment, once the wells have been exhausted, as it considers the abandonment of the well is the event triggering the accrual of hydrocarbon well abandonment expenses.

On the other hand, the Company, as well as other companies in the oil industry, understand that the substantial event generating costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact (abandonment). This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In this respect, in June 2016, the SRH of MINEM, the body in charge of clarifying the origin of the legal obligation in this respect, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil companies and concluded that drilling is the substantial event generating the charge for well abandonment.

This response of the Chamber has been informed to the AFIP by both the SRH and by YPF but, with different arguments the AFIP rejected this position.

On November 7, 2018, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed its defense with the AFIP on December 21, 2018.

On February 3, 2020, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2017. The Company filed before the AFIP its defense on March 17, 2020.

On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established under Law No. 27,541, which was regulated by AFIP General Resolution No. 4,816/2020.

On June 9, 2021 YPF waived the statute of limitations for fiscal year 2014 to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018, in the context of the administrative proceeding.

The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Laws No. 27,562 and No. 27,653 for the income tax and the compensations made in due course with the credit balances generated by such tax, and on November 30, 2020 and March 30, 2022, adhered to the aforementioned plans, thus putting an end to the dispute over the cost deduction for hydrocarbon well abandonment corresponding to fiscal periods 2011 to 2013 and fiscal periods 2014 to 2017, respectively.

Regarding fiscal years following and including 2018, it should be noted that since the enactment of Law No. 27,430 (“Tax Reform”) in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.

16.a.6) Other pending litigation

During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of issuance of these consolidated financial statements, including legal fees and court costs.

16.b) Provision for environmental liabilities and Provision for hydrocarbon wells abandonment obligations

Based on the Group’s current remediation and hydrocarbon well abandonment plans, the Group has set up a provision for environmental liabilities, where assessments and/or remedial actions are probable and can reasonably be estimated, and for hydrocarbon well abandonment, considering the number of wells not yet abandoned, the costs and schedule for the disbursement dates.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

17. INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022		2021
Current income tax	(45)	(31)		(18)
Deferred income tax	(975)	(810)		(681)

	(1,020)	(841)		(699)

Income tax - Well abandonment	-	19	(1)	-

	(1,020)	(822)		(699)

(1)	Corresponding to the effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment. See Note 16.a.5).

The reconciliation between the income tax expense for the years ended December 31, 2023, 2022 and 2021 and the one that would result from applying the prevailing tax rate to net profit or loss before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2023		2022		2021
Net profit or loss before income tax	(257)		3,056		715
Average tax rate (4)	25.29%		25.33%		34.55%

Average tax rate applied to net profit or loss before income tax	65		(774)		(247)
Effect of the valuation of property, plant and equipment and intangible assets, net	(1,193)		154		501
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	990		(112)		(500)
Effect of the valuation of inventories	(549)		(268)		(108)
Income on investments in associates and joint ventures	24		112		99
Effect of tax rate change (3)	(423)	(2)	(25)	(2)	(439)
Effect of the regularization regime for the dispute associated with cost deduction for hydrocarbon wells abandonment	-		18	(5)	-
Miscellaneous	66	(6)	73		(5)

Income tax	(1,020)		(822)		(699)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remediation of deferred income tax balances at the time of reversal. See Notes 35.e.1).
(3)	Corresponds to the effect of tax rate change on opening deferred tax balances at the rate prevailing at the time of reversal pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).
(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1).
(5)	See Note 16.a.5).
(6)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of our subsidiary Metrogas.

Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2023, 2022 and 2021 is as follows:

	2023				2022				2021
	Non-current		Current		Non-current		Current		Non-current		Current
Income tax liability	4	(2)	31	(1)	26	(2)	27	(1)	29	(2)	13	(1)

(1)

Includes 1, 6 and 5 corresponding to the 12 installments of the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2023, 2022 and 2021, respectively (see Note 16.a.5)). Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)

Includes 4, 26 and 29 corresponding to the remaining installments of the regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of December 31, 2023, 2022 and 2021, respectively (see Note 16.a.5)).

	2023	2022 (4)	2021 (4)
Deferred tax assets
Provisions and other non-deductible liabilities	113	154	380
Lease liabilities	234	188	190
Tax loss carryforwards	1,782	167	27
Miscellaneous	1	1	16

	2,130	510	613

Deferred tax liabilities
Property, plant and equipment and others (1)	(2,017)	(1,028)	(1,532)
Adjustment for tax inflation (2)	(1,078)	(965)	(644)
Right-of-use assets	(221)	(180)	(184)
Miscellaneous	(38)	(53)	(39)

Total deferred tax liabilities	(3,354)	(2,226)	(2,399)

Total Net deferred tax (3)	(1,224)	(1,716)	(1,786)

(1)	Includes the deferred tax corresponding to Property, plant and equipment, Intangible assets and Inventories.
(2)	Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1).
(3)

Includes (96), (86) and (37) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes 1,563, 965 and 322 corresponding to the effect of the translation, as of December 31, 2023, 2022 and 2021, respectively.

(4)	See Note 2.b.14).

F - 57
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

17. INCOME TAX (cont.)

As of December 31, 2023, the Group has recognized deferred tax assets for tax loss carryforwards for 10, 25 and 1,747 that can be offset with taxable profits until the years 2025, 2027 and 2028, respectively, in accordance with current tax laws.

As of December 31, 2023 and 2022, there are no deferred tax assets which are not recognized. As of December 31, 2021, the credit for tax loss carryforwards not recognized by the Group amounted to 37 with expiration between 2022 and 2025.

As of December 31, 2023, 2022 and 2021, the Group has classified as deferred tax assets 18, 17 and 19, respectively, and as deferred tax liability 1,242, 1,733 and 1,805, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31, 2023, 2022 and 2021, the causes that generate charges to “Other comprehensive income” in the statement of comprehensive income, did not create temporary differences for income tax.

On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category. This allows a higher deduction of the depreciation of income tax revalued assets, and therefore will affect the recording of the deferred income tax.

18. TAXES PAYABLE

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	22	-	26	-	20
Withholdings and perceptions	-	21	-	46	-	32
Royalties	-	75	-	77	-	61
Fuels tax	-	-	-	-	-	7
Turnover tax	-	7	-	8	-	3
Miscellaneous	-	14	1	16	2	20

	-	139	1	173	2	143

19. SALARIES AND SOCIAL SECURITY

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Salaries and social security	-	58	-	68	-	49
Bonuses and incentives provision	-	104	-	113	-	67
Vacation provision	-	45	-	77	-	70
Other employee benefits (1)	-	3	1	39	32	43

	-	210	1	297	32	229

(1)	Includes the voluntary retirement plan executed by the Group.

F - 58
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

20. LEASE LIABILITIES

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	325	341	272	294	276	266

These liabilities are discounted at the following rates:

Lease term	2023	Effective average monthly rate used	2022	Effective average monthly rate used	2021	Effective average monthly rate used
0 to 1 year	87	1.55%	39	1.07%	32	0.80%
1 to 2 years	142	1.17%	198	1.54%	116	1.03%
2 to 3 years	210	1.02%	144	1.23%	150	1.15%
3 to 4 years	46	0.97%	81	1.28%	109	1.25%
4 to 5 years	118	0.90%	43	0.95%	42	0.96%
5 to 9 years	38	0.81%	45	0.79%	86	0.89%
More than 9 years	25	0.75%	16	0.82%	7	0.80%

	666		566		542

Financial expenses accrued as of year ended December 31, 2023, 2022 and 2021, resulting from lease contracts, amount to 77, 75 and 57, respectively. From this accreation, 64, 61 and 46 were included in the “Financial accretion” line in financial costs of the “Net financial results” item in the statement of comprehensive income and 13, 14 and 11 were capitalized in the “Property, plant and equipment” item in the statement of financial position, for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, maturities of liabilities related to lease contracts are exposed on Note 4.

The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Balance at the beginning of the year	566	542	551
Leases increases	404	306	284
Financial accretions	77	75	57
Leases decreases	(23)	(15)	(46)
Payments	(359)	(341)	(302)
Net exchange and translation differences	-	(2)	(1)
Result from net monetary position (1)	1	1	(1)

Balance at the end of year	666	566	542

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

Total charges recorded in net income in the statement of comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset performance and/or use, amounted to 242, 238 and 115 as of December 31, 2023, 2022 and 2021, respectively.

F - 59
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

21. LOANS

					2023			2022		2021
	Interest rate (1)			Maturity	Non- current	Current		Non- current	Current	Non- current	Current
Pesos:

NO	122.41%	-	126.90%	2024	-	60		64	5	67	56	(4)
Loans	143.65%	-	143.65%	2024-2025	9	15		46	25	136	70
Account overdraft	94.00%	-	103.00%	2024	-	56		-	71	-	8

					9	131		110	101	203	134

Currencies other than the Peso:

NO (2) (3)	0.00%	-	10.00%	2024-2047	6,191	767		5,594	828	6,206	541
Export pre-financing	1.90%	-	10.95%	2024-2025	102	545	(5)	-	22	12	42	(5)
Imports financing		-		-	-	-		-	21	-	3
Loans	6.28%	-	19.54%	2024-2030	380	65		244	168	113	125

					6,673	1,377		5,838	1,039	6,331	711

					6,682	1,508		5,948	1,140	6,534	845

(1)	Nominal annual interest rate as of December 31, 2023.
(2)	Disclosed net of 3, 9 and 4 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2023, 2022 and 2021, respectively.
(3)

Includes 1,327, 523 and 602 as of December 31, 2023, 2022 and 2021, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 45 as of December 31, 2021, of nominal value that were canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.
(5)

Includes 85 and 2 as of December 31, 2023 and 2021, respectively, of pre-financing of exports granted by BNA, which accrue a 1.90% fixed interest rate as of December 31, 2023 and a 5.50% weighted average rate as of December 31, 2021.

Set forth below is the evolution of the loans for the fiscal years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Balance at beginning of the year	7,088	7,379	8,070
Proceeds from loans	2,667	402	963
Payments of loans	(1,396)	(780)	(1,653)
Payments of interest	(623)	(543)	(615)
Account overdrafts, net	(3)	71	8
Accrued interest (1)	702	680	701
Net exchange and translation differences	(239)	(113)	(70)
Result from debt exchange	-	-	(21)
Result from net monetary position (2)	(6)	(8)	(4)

Balance at the end of the year	8,190	7,088	7,379

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net income in the statement of comprehensive income.

F - 60
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

21. LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2023			2022		2021
Month	Year	Principal value (11)		Ref.	Class	Interest rate (3)		Principal maturity	Non-current	Current		Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	(1) (6)	-	Fixed	10.00%	2028	15	-		15	-	15	-
April, February, October	2014/15/16	U.S. dollar	866	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	-	354		346	273	606	278
September	2014	Peso	1,000	(2) (6) (7)	Class XXXIV	BADLAR + 0.1%	122.41%	2024	-	-	(12)	1	1	3	2
April	2015	U.S. dollar	1,132	(2) (6)	Class XXXIX	Fixed	8.50%	2025	1,132	41		1,132	41	1,132	41
October	2015	Peso	2,000	(2) (6) (7)	Class XLIII	-	-	-	-	-		-	4	6	7
May	2017	Peso	4,602	(2) (6) (8)	Class LII	-	-	-	-	-		-	-	-	47
July, December	2017	U.S. dollar	809	(2) (6)	Class LIII	Fixed	6.95%	2027	816	25		818	25	816	25
December	2017	U.S. dollar	537	(2) (6)	Class LIV	Fixed	7.00%	2047	530	1		529	1	533	2
June	2019	U.S. dollar	399	(6) (9)	Class I	Fixed	8.50%	2029	397	-		397	-	397	-
June	2020	U.S. dollar	78	(5) (6) (9)	Class XII	-	-	-	-	-		-	-	-	75
July	2020	U.S. dollar	341	(6) (9)	Class XIII	Fixed	8.50%	2025	43	88		127	90	211	91
December, February	2020/21	U.S. dollar	133	(5) (6) (9)	Class XIV	-	-	-	-	-		-	139	143	-
February	2021	U.S. dollar	776	(6) (9)	Class XVI	Fixed	9.00%	2026	307	235		542	238	740	9
February	2021	U.S. dollar	748	(6) (9)	Class XVII	Fixed	9.00%	2029	758	-		760	-	716	-
February	2021	U.S. dollar	576	(6) (9)	Class XVIII	Fixed	7.00%	2033	553	11		544	10	513	10
February	2021	Peso	4,128	(6) (9) (10)	Class XIX	Fixed	3.50%	2024	-	35		63	-	58	-
July	2021	U.S. dollar	384	(4) (5) (6) (9)	Class XX	Fixed	5.75%	2032	384	10		384	11	384	10
January	2023	U.S. dollar	230	(5) (6) (9)	Class XXI	Fixed	1.00%	2026	229	1		-	-	-	-
January, April	2023	Peso	15,761	(6) (9)	Class XXII	BADLAR + 3.0%	126.90%	2024	-	25		-	-	-	-
April	2023	U.S. dollar	147	(5) (6) (9)	Class XXIII	Fixed	0.00%	2025	158	-		-	-	-	-
April	2023	U.S. dollar	38	(5) (6) (9)	Class XXIV	Fixed	1.00%	2027	38	-		-	-	-	-
June	2023	U.S. dollar	263	(6) (9)	Class XXV	Fixed	5.00%	2026	262	1		-	-	-	-
September	2023	U.S. dollar	400	(4) (5) (9)	Class XXVI	Fixed	0.00%	2028	400	-		-	-	-	-
October	2023	U.S. dollar	128	(5) (9)	Class XXVII	Fixed	0.00%	2028	169	-		-	-	-	-

									6,191	827		5,658	833	6,273	597

(1)	Corresponds to the 1997 MTN Program for 1,000.
(2)	Corresponds to the 2008 MTN Program for 10,000.
(3)	Nominal annual interest rate as of December 31, 2023.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these NO is the peso at the exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of item 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer Regime for an amount of 7,215.
(10)	The payment currency of this issue is the peso at the UVA value applicable in accordance with the conditions of the relevant issued series.
(11)	Total nominal value issued without including the nominal values canceled through exchanges, expressed in millions.
(12)	As of December 31, 2023 the registered amount is less than 1.

F - 61
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

21. LOANS (cont.)

Exchange of NO

In the context of the foreign exchange restrictions established by BCRA (see Note 35.g)) and complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NO with maturity in 2021, and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NO (“Existing Negotiable Obligations”), for new Classes XVI, XVII and XVIII NO (“New Negotiable Obligations”) denominated in U.S. dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NO.

The New Negotiable Obligations contain covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NO are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NO remains outstanding.

On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NO and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NO. With such results, and taking into account that the refinancing of principal and interest of Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free Exchange Market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NO that were not exchanged at their maturity.

Therefore, on February 12, 2021, and March 1, 2021 (closing date for late participation of Class XLVII NO holders), YPF issued new Classes XVI, XVII and XVIII NO for a total principal amount of 775.8, 747.8 and 575.6, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

-	Class XLVII NO for a principal amount of 247.3.
-	Class XXVIII NO for a principal amount of 656.4.
-	Class XIII NO for a principal amount of 201.7.
-	Class XXXIX NO for a principal amount of 368.2.
-	Class LIII NO for a principal amount of 190.7.
-	Class I NO for a principal amount of 101.0.
-	Class LIV NO for a principal amount of 213.4.

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NO as a debt modification according to IFRS 9 due to the fact that the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 21 in the fiscal year ended December 31, 2021 (see Note 28).

F - 62
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

22. OTHER LIABILITIES

	2023				2022		2021
	Non-current		Current		Non-current	Current	Non-current	Current
Liabilities for concessions	8		67		18	7	8	8
Liabilities for contractual claims	104	(1)	49	(1)	1	1	1	26	(2)
Miscellaneous	-		6		-	4	-	-

	112		122		19	12	9	34

(1)	See Note 16.a.2).
(2)	See Note 34.d).

23. ACCOUNTS PAYABLE

	2023		2022		2021
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,285	4	2,498	8	1,880
Guarantee deposits	-	4	1	5	-	7
Payables with partners in JA and other agreements	1	14	1	50	1	60
Miscellaneous	-	16	-	11	-	16

	5	2,319	6	2,564	9	1,963

(1)	See Note 36 for information about related parties.

24. REVENUES

	2023	2022	2021
Revenue from contracts with customers	16,995	18,437	13,384
National Government incentives (1)	316	320	298

	17,311	18,757	13,682

(1)	See Note 36.

The Group’s transactions and the main revenues by business segments are described in Note 5.

The Group classifies revenues from contracts with customers according to the following detail:

-	Contracts for the sale of fuel (under the consignment and direct sale modalities)
-	Contracts for the sale of natural gas
-	Contracts for the sale of crude oil
-	Contracts for the sale of petrochemicals products
-	Contracts for the sale of specialties for the agribusiness industry and of grains and their by-products
-	Contracts for the sale of other refined products
-	Service contracts
-	Construction contracts

In addition, the Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12):

F - 63
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

24. REVENUES (cont.)

•	Breakdown of revenues

Type of good or service

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,620	-	-	6,620
Gasolines	-	3,493	-	-	3,493
Natural gas (1)	-	7	1,666	-	1,673
Crude oil	-	427	-	-	427
Jet fuel	-	1,047	-	-	1,047
Lubricants and by-products	-	614	-	-	614
LPG	-	379	-	-	379
Fuel oil	-	95	-	-	95
Petrochemicals	-	438	-	-	438
Fertilizers and crop protection products	-	594	-	-	594
Flours, oils and grains	-	224	-	-	224
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	76	-	-	76
Income from services	-	-	-	102	102
Income from construction contracts	-	-	-	99	99
Virgin naphtha	-	181	-	-	181
Petroleum coke	-	249	-	-	249
LNG regasification	-	-	50	-	50
Other goods and services	171	158	99	34	462

	171	14,774	1,815	235	16,995

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	6,837	-	-	6,837
Gasolines	-	3,460	-	-	3,460
Natural gas (1)	-	16	1,881	-	1,897
Crude oil	-	76	-	-	76
Jet fuel	-	1,031	-	-	1,031
Lubricants and by-products	-	608	-	-	608
LPG	-	472	-	-	472
Fuel oil	-	198	-	-	198
Petrochemicals	-	495	-	-	495
Fertilizers and crop protection products	-	835	-	-	835
Flours, oils and grains	-	773	-	-	773
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	102	-	-	102
Income from services	-	-	-	120	120
Income from construction contracts	-	-	-	135	135
Virgin naphtha	-	203	-	-	203
Petroleum coke	-	405	-	-	405
LNG regasification	-	-	43	-	43
Other goods and services	174	215	180	6	575

	174	15,898	2,104	261	18,437

F - 64
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

24. REVENUES (cont.)

	2021
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	4,498	-	-	4,498
Gasolines	-	2,742	-	-	2,742
Natural gas (1)	-	15	1,711	-	1,726
Crude oil	-	63	-	-	63
Jet fuel	-	337	-	-	337
Lubricants and by-products	-	531	-	-	531
LPG	-	458	-	-	458
Fuel oil	-	209	-	-	209
Petrochemicals	-	476	-	-	476
Fertilizers and crop protection products	-	520	-	-	520
Flours, oils and grains	-	629	-	-	629
Asphalts	-	116	-	-	116
Goods for resale at gas stations	-	70	-	-	70
Income from services	-	-	-	79	79
Income from construction contracts	-	-	-	123	123
Virgin naphtha	-	172	-	-	172
Petroleum coke	-	191	-	-	191
LNG regasification	-	-	43	-	43
Other goods and services	147	118	98	38	401

	147	11,145	1,852	240	13,384

(1)	Includes 1,398, 1,473 and 1,313 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2023, 2022 and 2021, respectively.

Sales channels

	2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,541	-	-	6,541
Power plants	-	46	412	-	458
Distribution companies	-	-	171	-	171
Retail distribution of natural gas	-	-	170	-	170
Industries, transport and aviation	-	4,202	961	-	5,163
Agriculture	-	1,804	-	-	1,804
Petrochemical industry	-	614	-	-	614
Trading	-	1,043	-	-	1,043
Oil companies	-	141	-	-	141
Commercialization of LPG	-	143	-	-	143
Other sales channels	171	240	101	235	747

	171	14,774	1,815	235	16,995

	2022
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	6,673	-	-	6,673
Power plants	-	13	461	-	474
Distribution companies	-	-	179	-	179
Retail distribution of natural gas	-	-	308	-	308
Industries, transport and aviation	-	3,890	1,043	-	4,933
Agriculture	-	2,697	-	-	2,697
Petrochemical industry	-	722	-	-	722
Trading	-	901	-	-	901
Oil companies	-	688	-	-	688
Commercialization of LPG	-	177	-	-	177
Other sales channels	174	137	113	261	685

	174	15,898	2,104	261	18,437

F - 65
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

24. REVENUES (cont.)

	2021
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	4,898	-	-	4,898
Power plants	-	131	508	-	639
Distribution companies	-	-	187	-	187
Retail distribution of natural gas	-	-	329	-	329
Industries, transport and aviation	-	2,104	751	-	2,855
Agriculture	-	1,917	-	-	1,917
Petrochemical industry	-	671	-	-	671
Trading	-	576	-	-	576
Oil companies	-	570	-	-	570
Commercialization of LPG	-	149	-	-	149
Other sales channels	147	129	77	240	593

	147	11,145	1,852	240	13,384

Target market

Sales in the domestic market resulted in 15,083, 16,100 and 11,776 for the years ended December 31, 2023, 2022 and 2021, respectively.

Sales in the international market resulted in 1,912, 2,337 and 1,608 for the years ended December 31, 2023, 2022 and 2021, respectively.

Likewise, in accordance with IFRS 8, the distribution of revenues by geographic area, according to the markets for which they are intended, are as follows:

	2023	2022	2021
Argentina	15,399	16,420	12,074
Mercosur and associated countries	1,309	1,107	668
Europe	171	414	253
Rest of the world	432	816	687

	17,311	18,757	13,682

As of December 31, 2023, 2022 and 2021 no external client represents 10% or more of the Group’s revenues.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	2023		2022		2021
	Non- current	Current	Non- current	Current	Non- current	Current
Credits for contracts included in the item “Trade receivables”	41	993	51	1,490	116	1,334
Contract assets	-	10	-	1	-	13
Contract liabilities	34	69	-	77	-	130

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels and specialties for the agribusiness industry (fertilizers and crop protection products) and transport service contracts, among others.

During the years ended on December 31, 2023, 2022 and 2021, the Group has recognized 61, 117 and 64, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

25. COSTS

	2023	2022	2021
Inventories at the beginning of the fiscal year	1,738	1,500	1,191
Purchases	5,106	6,212	4,052
Production costs (1)	8,703	7,704	6,880
Translation differences	(29)	(13)	(6)
Adjustment for inflation (2)	18	19	12
Inventories at the end of the fiscal year	(1,683)	(1,738)	(1,500)

	13,853	13,684	10,629

(1)	See Note 26.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

26. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2023, 2022 and 2021:

	2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	790	276	136		13	1,215
Fees and compensation for services	50	236	37		-	323
Other personnel expenses	232	26	13		1	272
Taxes, charges and contributions	130	24	765	(1)	-	919
Royalties, easements and fees	1,009	-	2		2	1,013
Insurance	81	3	3		-	87
Rental of real estate and equipment	179	1	16		-	196	(3)
Survey expenses	-	-	-		16	16
Depreciation of property, plant and equipment	2,886	43	87		-	3,016
Amortization of intangible assets	30	7	-		-	37
Depreciation of right-of-use assets	209	-	11		-	220
Industrial inputs, consumable materials and supplies	521	5	12		-	538
Operation services and other service contracts	535	10	59		6	610	(3)
Preservation, repair and maintenance	1,395	29	43		-	1,467	(3)
Unproductive exploratory drillings	-	-	-		21	21
Transportation, products and charges	521	-	491		-	1,012	(3)
Provision for doubtful trade receivables	-	-	18		-	18
Publicity and advertising expenses	-	36	56		-	92
Fuel, gas, energy and miscellaneous	135	9	55		2	201	(3)

	8,703	705	1,804		61	11,273

(1)	Includes 89 corresponding to export withholdings and 541 corresponding to turnover tax.
(2)	Includes 23 corresponding to research and development activities.
(3)	Includes 75 and 104 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

26. EXPENSES BY NATURE (cont.)

	2022
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	781	222	116		11	1,130
Fees and compensation for services	46	194	32		1	273
Other personnel expenses	202	19	11		1	233
Taxes, charges and contributions	121	13	954	(1)	-	1,088
Royalties, easements and fees	1,026	-	2		3	1,031
Insurance	71	3	2		-	76
Rental of real estate and equipment	140	1	11		-	152	(3)
Survey expenses	-	-	-		18	18
Depreciation of property, plant and equipment	2,400	61	90		-	2,551
Amortization of intangible assets	29	14	-		-	43
Depreciation of right-of-use assets	202	-	12		-	214
Industrial inputs, consumable materials and supplies	454	2	10		-	466
Operation services and other service contracts	383	10	52		4	449	(3)
Preservation, repair and maintenance	1,206	25	44		1	1,276	(3)
Unproductive exploratory drillings	-	-	-		26	26
Transportation, products and charges	473	-	434		-	907	(3)
Provision for doubtful trade receivables	-	-	14		-	14
Publicity and advertising expenses	-	82	21		-	103
Fuel, gas, energy and miscellaneous	170	11	91		-	272	(3)

	7,704	657	1,896		65	10,322

(1)	Includes 251 corresponding to export withholdings and 567 corresponding to turnover tax.
(2)	Includes 27 corresponding to research and development activities.
(3)	Includes 63 and 104 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

	2021
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	537	148	84		4	773	(4)
Fees and compensation for services	47	136	29		-	212
Other personnel expenses	140	12	6		1	159
Taxes, charges and contributions	118	7	757	(1)	1	883
Royalties, easements and fees	831	-	1		2	834
Insurance	74	5	2		-	81
Rental of real estate and equipment	125	-	12		-	137	(3)
Survey expenses	-	-	-		3	3
Depreciation of property, plant and equipment	2,670	60	86		-	2,816
Amortization of intangible assets	38	12	1		-	51
Depreciation of right-of-use assets	190	-	11		-	201
Industrial inputs, consumable materials and supplies	370	4	9		-	383
Operation services and other service contracts	388	8	51		6	453	(3)
Preservation, repair and maintenance	905	20	23		1	949	(3)
Unproductive exploratory drillings	-	-	-		10	10
Transportation, products and charges	359	-	309		-	668	(3)
Provision for doubtful trade receivables	-	-	30		-	30
Publicity and advertising expenses	-	43	18		-	61
Fuel, gas, energy and miscellaneous	88	15	78		2	183	(3)

	6,880	470	1,507		30	8,887

(1)	Includes 206 corresponding to export withholdings and 450 corresponding to turnover tax.
(2)	Includes 19 corresponding to research and development activities.
(3)	Includes 40 and 58 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(4)	Includes 18 corresponding to Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 36.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

27. OTHER NET OPERATING RESULTS

	2023	2022	2021
Result from assignment of areas (1)	-	-	21
Result from sale of assets	-	-	57
Lawsuits	(31)	145	(341)
Insurance	-	-	15
Export Increase Program (2)	149	-	-
Miscellaneous	34	5	16

	152	150	(232)

(1) See Note 34.b). (2) See Note 35.g). 28. NET FINANCIAL RESULTS
	2023	2022	2021
Financial income
Interest income	325	319	164
Exchange differences	4,150	1,826	641
Financial accretion	14	43	99

Total financial income	4,489	2,188	904

Financial costs
Interest loss	(776)	(712)	(749)
Exchange differences	(2,825)	(1,285)	(393)
Financial accretion	(378)	(318)	(266)

Total financial costs	(3,979)	(2,315)	(1,408)

Other financial results
Result on financial assets at fair value through profit or loss	289	118	105
Result from derivative financial instruments	7	(9)	(10)
Result from net monetary position	37	146	117
Export Increase Program (1)	22	-	-
Result from transactions with financial assets (2)	32	-	-
Result from debt exchange (3)	-	-	21

Total other financial results	387	255	233

Total net financial results	897	128	(271)

(1) See Note 35.g). (2) Includes 19 corresponding to the adjustment for inflation of the fiscal year and (41) corresponding to the effect of the translation. (3) See Note 21.

29. INVESTMENTS IN JOINT AGREEMENTS

The Group participates in JA and other agreements that give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts.

The exploration and production JA and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest contractually established in them. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

29.	INVESTMENTS IN JOINT AGREEMENTS (cont.)

The assets and liabilities as of December 31, 2023, 2022 and 2021, and main expenses for these fiscal years of the JA and other agreements in which the Group participates are as follows:

	2023	2022	2021
Non-current assets (1)	5,246	4,221	3,497
Current assets	115	157	113

Total assets	5,361	4,378	3,610

Non-current liabilities	313	294	270
Current liabilities	483	514	356

Total liabilities	796	808	626

Production cost	2,017	1,435	1,412
Exploration expenses	10	2	1

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

As of December 31, 2023, the main exploration and production JA and other agreements in which the Group participates are the following:

Name	Location	Participation	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro and Aguada Pichana Oeste (2)	Neuquén	40.00%	Pan American Energy LLC
Aguada Pichana Este - Área Vaca Muerta (2)	Neuquén	16.90%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
Bajada Añelo	Neuquén	50.00%	O&G Developments LTD S.A.
Bajo del Toro	Neuquén	50.00%	YPF
Bandurria Sur	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
CAN 100 (1)	Argentine Continental Shelf	35.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Continental Shelf	50.00%	YPF
CAN 114	Argentine Continental Shelf	50.00%	Equinor Argentina AS (Sucursal Argentina)
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
Las Tacanas	Neuquén	50.00%	YPF
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Magallanes	Santa Cruz, Tierra del Fuego and Argentine Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
MLO 123	Argentine Continental Shelf	37.50%	Total Austral S.A.
Narambuena (1)	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Ramos	Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Yacimiento La Ventana - Río Tunuyán	Mendoza	70.00%	YPF

(1)	See Note 34.b).
(2)

On August 11, 2023, by Decree No. 1,529/2023, the Province of Neuquén approved the agreement for the exchange of interest in exploitation concessions between YPF, Total Austral S.A. and Pan American Energy LLC, through which YPF increased its interest in Aguada Pichana Oeste by 10% and reduced its interest in Aguada Pichana Este by 5.6%.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

30. SHAREHOLDERS’ EQUITY

As of December 31, 2023 the Company’s capital amounts to 3,919 and treasury shares amount to 14 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2023, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; or (v) change of corporate and/or tax address outside Argentina. Items (iii) and (iv) also require prior approval by the Argentine Congress.

Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure declared the class D Shares of YPF owned by Repsol as national public interest and subject to expropriation representing 51% of YPF’s equity. In addition, Law 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Provinces.

During the fiscal years ended December 31, 2023 and 2021, the Company has not repurchased its own shares. During the fiscal year ended December 31, 2022, the Company has repurchased 1,888,798 of its own shares issued for an amount of 28, for purposes of compliance with the share-based benefit plans (see Note 37).

In accordance with the provisions of the LGS and the CNV Rules, the Company must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net profit or loss for the year, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the regulation of the CNV. As of December 31, 2023, the legal reserve has been fully integrated, amounting to 787. Likewise, the Company’s Shareholders’ Meeting has allocated voluntary reserves for future dividends, for investments and for purchase of treasury shares. In relation to the reserve for future dividends and in compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the peso. The dividends are declared and distributed based on the last annual audited financial statements in pesos submitted to the CNV.

Considering Article 3, item 11, sections c) and e), Chapter III, Title IV of CNV Rules, the balances of the accounts “Acquisition cost of treasury shares” and “Share trading premiums” in the currency of legal tender in Argentina, which is the peso, restricts the distribution of retained earnings. As of December 31, 2023 the restricted balance amounts to 70 of which 30 corresponds to the balance of “Acquisition cost of treasury shares” account and 40 to the balance of “Share trading premiums” account.

When the net balance of retained earnings at the end of a fiscal year is positive, it can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, pursuant to the CNV Rules, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the peso, is positive, it will not be distributed nor capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under the CNV Rules. When the net balance of this account at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

31. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2023	2022	2021
Net profit or loss	(1,312)	2,228	26
Weighted average number of shares outstanding	391,722,944	392,719,453	392,792,602
Basic and diluted earnings per share	(3.35)	5.67	0.07

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

32. ISSUES RELATED TO MAXUS ENTITIES

32.a) Legal proceedings

32.a.1) Introduction

At the time of its acquisition by YPF in 1995, Maxus Energy Corporation (“Maxus”) and certain of its subsidiaries (including Tierra Solutions, Inc. (“TS”), Maxus International Energy Company (“MIEC”), Maxus (US) Exploration Company (“MUSE”) and Gateway Coal Company (“Gateway”) and together with Maxus, TS, MIEC and MUSE, the “Maxus Entities”), would have certain liabilities related to former operations of a previous Maxus subsidiary: Diamond Shamrock Chemicals Company (“Chemicals”). In 1986, Maxus sold Chemicals to Occidental Chemical Corporation (“Occidental”), and in connection with that sale agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to that date. Mainly as a result of such indemnity obligation, the Maxus Entities have been involved in various administrative and judicial proceedings of an environmental and contractual nature in the United States, as described in Note 32.a.2).

In June 2016, each of the Maxus Entities filed a voluntary petition under Chapter 11 of the Bankruptcy Code of the United States (“United States Bankruptcy Code”) with the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”), which had the effect of staying the cross-claims described in Note 32.a.2.ii). In December 2016, as part of their reorganization process, the Maxus Entities, in their capacity as debtors, filed their proposed plan of liquidation (“Liquidation Plan”) in accordance with the United States Bankruptcy Code. In March 2017 the Maxus Entities and the creditors committee of the Maxus Entities (“Creditors Committee”) filed their alternative proposed plan of liquidation (“Alternative Plan”) under the United States Bankruptcy Code, which contemplated, among other matters, the creation of a liquidating trust (“Liquidating Trust”) and the cancellation of the equity participations of YPF Holdings and YCLH Holdings, Inc (“YCLH Holdings”, formerly CLH Holdings, Inc.) in the Maxus Entities. The Bankruptcy Court approved the Alternative Plan in May 2017, which was confirmed and became effective in July 2017.

In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, YPF Holdings, YCLH Holdings and YPF International (collectively, the “YPF Defendants”), as well as other entities not related to the YPF Defendants, claiming alleged damages in an amount up to 14,000, on the basis of allegations of fraudulent transfers and alter ego liability of the YPF Defendants in connection with corporate restructuring transactions of the Maxus Entities. Throughout the 1990s and 2000s decades, certain restructuring transactions were carried out in respect of the international operations of the Group, including certain operations by the companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of such international operations. For its part, the Liquidating Trust alleged that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable, and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of their liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants rejected these allegations made by the Liquidating Trust for considering them without merit and obtained a partial summary judgment decision from the Bankruptcy Court in their favor, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust related to the alleged alter ego damages, as described in Note 32.a.4).

F - 72
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On April 6, 2023, the YPF Defendants, the Liquidating Trust and other companies not related to the YPF Defendants (Repsol, S.A., Repsol Exploración, S.A., Repsol USA Holdings LLC, Repsol E&P USA LLC, Repsol Offshore E&P USA, Inc., Perenco Trinidad & Tobago (Holdings) ETVE SLU (f/k/a Repsol E&P T&T Limited), and Repsol Services Co. (collectively, the “Repsol Defendants”) signed, among other documents, a settlement and release agreement (the “Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described in Note 32.a.4).

32.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code

Following the petition filed by the Maxus Entities with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, the Company only has access to information regarding administrative and judicial proceedings against the Maxus Entities that is published by the competent authorities and/or that is publicly filed by the parties involved in such proceedings, including information published by the United States Environmental Protection Agency (“EPA”).

The development of these administrative and judicial proceedings was relevant to the Company in light of the Liquidating Trust’s request to the Bankruptcy Court that the YPF Defendants be found liable for all liabilities and contingencies of the Maxus Entities, including those that might eventually arise in the future as a result of such proceedings (“all liabilities” theory). However, as described in Note 32.a.4), on June 22, 2022, the Bankruptcy Court granted partial summary judgment in favor of the YPF Defendants, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust relating to the alleged alter ego damages. In rejecting the “all liabilities” theory, the Bankruptcy Court agreed with the YPF Defendants that the alleged alter ego damages required evidence of causation and, therefore, the Liquidating Trust would have to prove that the claimed damages were caused by the alleged alter ego conduct. Moreover, as described in Note 32.a.4), the case brought by the Liquidating Trust has been dismissed.

32.a.2.i) Environmental administrative matters

In 1986 at the time of the sale of Chemicals to Occidental, TS (formerly Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Maxus Entities filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant in the Lister Site continued to be owned by TS. Occidental alleged that under the sale agreement, Maxus made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals´ or Occidental´s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“Department of Environmental Protection” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Maxus Entities, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay, which gave rise to, among others, those mentioned below:

-	2014 Feasibility Study and 2016 ROD issued by the EPA for the environmental remediation of the lower 8.3 miles of the Passaic River;
-	Removal actions next to the Lister Site undertaken by TS under the 2008 consent agreement with the EPA;
-

2019 remedial investigation report for the lower 17 miles of the Passaic River, 2020 feasibility study for the lower 17 miles of the Passaic River, and 2021 ROD issued by the EPA for the upper 9 miles of the Passaic River;

-	Feasibility study for the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers.

As of the effective date of the Trust Settlement Agreement, the Oxy Settlement Agreement and the Government Agreement (see Note 32.a.4)), certain administrative proceedings, to which the YPF Defendants are not parties, remained pending.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

32.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River

In relation to the alleged contamination in the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005 the DEP sued Maxus, TS, YPF, YPF Holdings, YCLH Holdings, Repsol and other companies, including Occidental (later adding YPF International), before the New Jersey Court seeking remediation of natural resources damages and punitive damages, among other claims. The defendants made responsive pleadings and filings.

In 2008 Occidental filed cross-claims before the New Jersey Court alleging that under Chemicals’ sale agreement, Maxus would be liable to indemnify Occidental for the damages that the DEP claimed from Occidental, and that YPF, YPF Holdings, YCLH Holdings and Repsol (later adding YPF International) were also liable for such damages as they had received fraudulent transfers from Maxus and/or were Maxus’ alter ego. The defendants rejected these allegations and asserted appropriate defenses.

In 2013 the DEP entered into a proposed settlement agreement with YPF, YPF Holdings, YPF International, YCLH Holdings, Maxus and TS (“Settlement Agreement”). The Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related to environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, YCLH Holdings, Maxus and TS, recognizing a limited liability of up to 400 collectively, for these and other participants in the litigation if they were found responsible. In return, Maxus would make cash payment of 65 at the time of approval of the Settlement Agreement.

Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay 65 (subject to the same 400 limitation described above).

In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of 65.

Additionally, on December 16, 2014, the New Jersey Court approved a settlement agreement whereby the DEP agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, in consideration for the payment of 190 and a sum amounting up to 400 to reimburse the State of New Jersey in the event it is required to pay a percentage of the costs for future remedial actions in accordance with the United States Federal Comprehensive Environmental Response, Compensation and Liability Act.

Following the signing of the aforementioned settlement agreements, the cross-claims between the defendants (Occidental, Maxus, TS, YPF, YPF International, YPF Holdings, YCLH Holdings and Repsol) remained pending resolution by the New Jersey Court.

However, such cross-claims were stayed as of June 17, 2016, when Maxus, TS, and other affiliated companies each filed a voluntary petition under Chapter 11 with the Bankruptcy Court, as described in Note 32.a.3). On June 28, 2016, at Occidental’s request, the New Jersey Court transferred all remaining claims in the Passaic River litigation from the New Jersey Court to the Bankruptcy Court.

On August 2, 2023, a stipulation of dismissal of all claims was filed in the New Jersey Court, effectuating the immediate dismissal with prejudice of the action as of that same date.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

32.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code

On June 17, 2016, each of the Maxus Entities filed a voluntary petition under the United States Bankruptcy Code with the United States Bankruptcy Court. In this context, the Maxus Entities entered into an agreement (the “2016 Agreement”) with YPF, YPF Holdings, YCLH Holdings, YPF International and YPF Services USA Corp (“YPF Services”) (together, the “YPF Entities”), to settle all of the Maxus Entities’ claims against the YPF Entities, including any alter ego claims, all of which, in the YPF Entities’ opinion, had no merit.

The 2016 Agreement provided for: (i) the granting of a year-long loan by YPF Holdings for an amount of up to 63.1 (“DIP Loan”) to finance the Maxus Entities’ activities during a bankruptcy case, and (ii) a payment of 130 to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Maxus Entities might have against the YPF Entities.

On December 29, 2016, the Maxus Entities filed with the Bankruptcy Court their proposed Liquidation Plan under the United States Bankruptcy Code. The Plan foresaw a 130 Settlement Payment under the 2016 Agreement and provided that, if the 2016 Agreement was approved, portions of the 130 Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Liquidation Plan were approved, the 2016 Agreement with the Maxus Entities would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, would be settled and released in exchange for the 130 Settlement Payment.

The Liquidation Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the 2016 Agreement. In that scenario, the Maxus Entities’ claims against YPF Entities, including the alter-ego claims, would be transferred into a liquidating trust.

On March 28, 2017, the Maxus Entities and the Creditors Committee submitted the Alternative Plan, which did not include the 2016 Agreement with the YPF Entities.

Under the Alternative Plan, the Liquidating Trust could pursue alter ego claims and any other claim belonging to the insolvent’s estate against the YPF Entities. The Liquidating Trust would be financed by Occidental in its capacity as creditor of the Maxus Entities. As such, the Alternative Plan did not contemplate the implementation of the originally submitted 2016 Agreement, and on April 10, 2017, YPF Holdings gave notice that this situation constituted an event of default under the DIP Loan. By the approval of the financing offered by Occidental under the Alternative Plan, the Bankruptcy Court ordered the return of the outstanding amounts (12) under the terms of the DIP Loan, which were subsequently returned to YPF Holdings.

On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 32.a.4) hereafter.

32.a.4) Claim of the Liquidating Trust

On June 14, 2018, the Liquidating Trust filed a lawsuit against the YPF Defendants and the Repsol Defendants before the Bankruptcy Court, claiming alleged damages of up to 14,000, on the basis of allegations of fraudulent transfers and liability as the Maxus Entities’ alter ego (“Liquidating Trust’s Claim”). As described above, throughout the 1990s and 2000s decades, several restructuring operations were carried out in respect of the international operations of the Group, including operations of companies that made up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, as against the YPF Defendants, the Liquidating Trust alleged that (i) these restructuring transactions constituted fraudulent transfers for which the YPF Defendants were liable and (ii) the YPF Defendants were an alter ego of the Maxus Entities and were responsible for all of the Maxus Entities’ liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants rejected such allegations and filed a motion to dismiss the Liquidating Trust’s Claim (“Motion to Dismiss”).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

Between October 19, 2018 and January 22, 2019, several procedural actions were completed in connection with the Motion to Dismiss. Similarly, during that period, the Repsol Defendants also filed a motion requesting that the Bankruptcy Court dismiss the Liquidating Trust’s Claim. On February 15, 2019, the Bankruptcy Court denied both motions.

On March 1, 2019, the YPF Defendants sought leave to appeal the order dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019, and the parties proceeded to the discovery process.

While the aforementioned appeal was still being considered, on April 1, 2019, the YPF Defendants on one hand, and the Repsol Defendants, on the other hand, answered the complaint initiated by the Liquidating Trust.

Within the framework of the Liquidating Trust’s Claim, during 2019 and 2020 court activity focused on (i) the filing of motions to withdraw the reference, the purpose of which was to have a matter transferred to district court of the respective district rather than a bankruptcy court, (ii) the discovery process, (iii) the filing of a motion to disqualify against the attorneys of the Liquidating Trust, and (iv) the definition of procedural stages.

On March 23, 2020, the District Court for the District of Delaware rejected the motions to withdraw the reference raised by the YPF Defendants and the Repsol Defendants as premature.

With regard to the discovery process, the judicial activity mainly included proceedings related to the definition of the documentary and testimonial evidence to be produced in the process. The fact discovery process substantially concluded on October 21, 2021, and the expert discovery process concluded on April 8, 2022.

With regard to the motion to disqualify the attorneys of the Liquidating Trust, on December 19, 2020, the YPF Defendants filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust based on the Company’s understanding that such law firm might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised the YPF Defendants in this process.

On April 6, 2021, the Bankruptcy Court denied such motion for disqualification, a decision that was appealed by the YPF Defendants before the Court of Appeals for the Third Circuit.

On September 9, 2022, the Court of Appeals for the Third Circuit issued a decision affirming the Bankruptcy Court’s decision dismissing the motion for disqualification.

On March 16, 2022, the Liquidating Trust filed a motion for partial summary judgment on certain of its claims against the YPF Defendants and the Repsol Defendants. That motion did not request the entry of a monetary judgment at that time, acknowledging that certain issues should be resolved at trial.

On April 27, 2022, the YPF Defendants and the Repsol Defendants filed their motions for summary judgment as well as their respective oppositions to the motion for summary judgment filed by the Liquidating Trust.

On June 13, 2022, a hearing was held before the Bankruptcy Court for the presentation of the oral arguments related to motions for summary judgment. On June 22, 2022, the Bankruptcy Court rejected the motion for summary judgment filed by the Liquidating Trust stating, among other considerations, that there were relevant matters of fact in dispute that had to be settled at the trial stage. The Bankruptcy Court also partially granted summary judgment in favor of the YPF Defendants rejecting the “all liabilities” theory (responsibility for all Maxus Entities’ liabilities and contingencies) proposed by the Liquidating Trust in relation to the claimed alter ego damages. In rejecting the “all liabilities” theory proposed by the Liquidating Trust, the Bankruptcy Court concurred with the YPF Defendants that the damages claimed by alter ego require evidence of causality, and, therefore, the Liquidating Trust would have to prove that the damages claimed were caused by the purported alter ego behavior. The Bankruptcy Court also stated that the liability for the alleged alter ego behavior of the YPF Defendants and the Repsol Defendants is an issue that would have to be first settled at the trial stage before the amount of damages, if any, can be analyzed.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

On September 30, 2022, the Bankruptcy Court confirmed the dates proposed by the parties for trial during the months of March and April 2023. On January 3, 2023, the parties jointly requested a stay of all deadlines and suspension of trial dates, with new trial dates to be held for the period between June 19, 2023, and July 31, 2023. The Bankruptcy Court granted the request that same day.

As mentioned in Note 32.a.1), on April 6, 2023, the YPF Defendants, the Repsol Defendants and the Liquidating Trust signed the Trust Settlement Agreement. Pursuant to the Trust Settlement Agreement, the Liquidating Trust agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of 575, of which the YPF Defendants agreed to pay 287.5 (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (see Note 32.a.2.ii)) was also included in the dismissals and releases described above.

In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants signed a settlement and release agreement (“Oxy Settlement Agreement”) with Occidental and various other Occidental entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, which did not require any payment in addition to the amounts covered by the Trust Settlement Agreement given the benefits to the Oxy Parties under that agreement, the Oxy Parties agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus Entities, the Passaic River and other areas subject to environmental remediation.

The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (“Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the EPA, the Department of Interior, and the NOAA) and the States of Ohio and Wisconsin (“Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). Given the benefits to the Governmental Parties under the Trust Settlement Agreement, the Government Agreement also did not require any payment in addition to the amounts covered by the Trust Settlement Agreement.

As noted above, the YPF Defendants’ payment to the Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants under the aforementioned agreements, were subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement and a final court order approving the Government Agreement. On August 2, 2023, following satisfaction of all conditions and procedural steps, the YPF Defendants made payment under the Trust Settlement Agreement and the dismissals and releases described above became effective as to the YPF Defendants, including dismissal of all relevant state and federal actions against the YPF Defendants.

32.b) Accounting matters

In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 32.a.2), the Company considered this an event that required reconsideration of whether the consolidation of the Maxus Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

32. ISSUES RELATED TO MAXUS ENTITIES (cont.)

Generally, when an entity files a reorganization petition under the United States Bankruptcy Code, shareholders do not maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under the United States Bankruptcy Code had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors of the bankruptcy process (the “Creditors”) replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the Maxus Entities for breach of the Debtors’ fiduciary obligations, since the Creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the voluntary filing of the reorganization petition under the United States Bankruptcy Code, it should be noted that YPF Holdings retained its right to designate directors of the Maxus Entities through shareholders’ meetings, unless the Bankruptcy Court ordered otherwise. In addition, the bankruptcy cases filed with the Bankruptcy Court also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “debtor in possession” and, in accordance with the United States Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the Bankruptcy Court ordered otherwise. Even so, during the United States Bankruptcy Code’s cases, the directors of the Maxus Entities do not have absolute discretion, since any decision outside the ordinary course of business of the Maxus Entities will be subject to the approval of the Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.

Additionally, the Alternative Plan approved by the Bankruptcy Court was confirmed and became effective in July 2017, pursuant to which the equity participations of YPF Holdings and YCLH Holdings in the Maxus Entities were cancelled, and, accordingly, these companies ceased having any participation in the Maxus Entities.

In view of the foregoing, the Company understands that it is no longer able to influence the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, on June 17, 2016, it proceeded to deconsolidate the investments of the Maxus Entities.

33. CONTINGENT ASSETS AND LIABILITIES

The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. In this sense, and based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in section 33.b).

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina Basin in 2003, Northwest Basin in 2010, and San Jorge and Austral Basins in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

Concessionary companies in the Neuquina basin areas

The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under its venue. In the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol SA and the directors who carried their activities in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

As a result of such decision, a preventive action has been filed by an individual to prevent future damages and reduce presumed damages, an action for repair of damages consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

Concessionary companies in the Northwest Basin areas

On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the Court. On April 19, 2017, YPF was notified of the Court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants. The court ordered those terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect.

Concessionary companies in the Golfo San Jorge Basin areas

YPF filed a legal defect exception. Based on such filing the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is made and submitted by the Company, which will be resolved when notice of process has been served on, and the complaint has been answered by, all the defendant companies. On February 8, 2021, the judge declared the incompetence of the federal justice in the case, understanding that the existence of an interjurisdictional damage to justify it had not been demonstrated. On March 29, 2021, the Court of Appeals confirmed the first instance judgment. This decision has not been appealed by the plaintiff, and therefore is a final and conclusive judgment.

On May 3, 2021, ASSUPA requested the Public Prosecutor’s Office to investigate the possible commission of criminal offences, and demanded that the Prosecution Unit for Investigations of Environmental Crimes (“UFIMA”, by its acronym in Spanish) be involved in the investigation to provide assistance in the matter of its jurisdiction, elaborating investigation strategies and/or defining courses of action for the investigation of the offenses claimed. Besides, it requested the referral of the case to the provincial courts for the continuation of the case, which generated the creation of a new case file. On September 9, 2021, the judge declared his lack of jurisdiction given the absence of interjurisdictional damages.

On May 14, 2021, the judge rejected ASSUPA’s request to refer the case to the provincial courts considering it inadmissible but informed that the proceedings would remain at the disposal of the judicial or administrative authorities at their request, as instrumental evidence.

Concessionary companies in the Austral Basin areas

On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the Court and following several incidents with different codefendants and parties summoned to appear, on June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.

On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment dated June 23, 2020, in which the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, in accordance with YPF Privatization Law.

Through its judgment dated July 8, 2008, the CSJN:

-

Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

-	Decided that the proceedings to determine liabilities arising from past behaviors to repair the environmental damage will continue being heard by that Court.

In addition to the comments included in Note 16.a.4) related to environmental claims in Quilmes, the Company has other judicial and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring works carried out routinely by YPF have allowed YPF to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the implementation of a program for the survey, assessment and remediation of environmental damages, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been recognized in the “Provision for environmental liabilities” account of the “Provisions” line item in the statement of financial position.

Regarding the environmental damage to the aquifer surrounding the Luján de Cuyo Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (“INA”) and local authorities.

33.b.2) Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (the “District Court”), and against the Republic of Argentina (the “Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 30). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (the “Court of Appeals”) held that the District Court had jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (the “Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.

On August 30, 2019, the Republic and YPF filed motions to dismiss both the Petersen and the Eton Park cases, once again arguing that the cases should proceed in Argentina (forum non conveniens). On June 5, 2020, the District Court denied these motions to dismiss. The Republic and YPF filed their answers to the Petersen complaint on July 8, 2019 and to the Eton Park complaint on July 10, 2020. On July 13, 2020, the District Court issued an order requiring the parties to proceed with fact and expert discovery. Given the overlap between the Petersen and Eton Park cases, they moved forward jointly and the parties proceeded with consolidated discovery in both cases. Fact discovery concluded on August 27, 2021.

Expert discovery concluded on April 6, 2022. On April 14, 2022, Petersen and Eton Park (“Plaintiffs”) and YPF and the Republic (“Defendants”) filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic. In their opening briefs, YPF and the Republic each argued that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26, 2022 and June 23, 2022, respectively.

On March 30, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF.

In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.

On October 18, 2023, Plaintiffs appealed the District Court’s final judgment as to YPF and those orders that, for purposes of appeal, merge into the designated final judgment.

On October 23, 2023, YPF filed a notice of conditional cross-cross-appeal.

In this context, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.3) Claims before the CNDC

•	Claims for fuel sale prices

The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.

33.b.4) Other claims

Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the AFIP and provincial and municipal fiscal authorities, not individually significant, which have not been provisioned for, as the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered that they constitute possible contingencies.

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

In fiscal year ended December 31, 2023, the Group obtained exploitation concessions, transport concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most relevant agreements, concessions and permits that took place in the year ended December 31, 2023 are described below:

•	Exploration and Exploitation Agreement Off-5 Block (Uruguay)

On December 12, 2023 YPF and the Administración Nacional de Combustibles, Alcohol y Portland (“ANCAP”) executed a contract for the granting of hydrocarbon exploration and exploitation areas in off-shore areas located in Uruguay, under which YPF, through its controlled company Miwen S.A., acquired the 100% share in the Off-5 Block. The contract term is 30 years, including an exploration and exploitation period, which may be extended for up to a maximum term of 10 years.

•	Exploration permit El Campamento Este Block

On October 12, 2023, by Decree No. 1,207/2023 issued by the Province of Santa Cruz, YPF was awarded an unconventional hydrocarbon exploration permit in the El Campamento Este Block for a term of 4 years for the first exploratory period, YPF’s main interest being the Palermo Aike geological formation.

•	Exploration permit La Azucena Block

On October 10, 2023, by Decree No. 1,182/2023 issued by the Province of Santa Cruz, YPF was awarded an unconventional hydrocarbon exploration permit in the La Azucena Block for a term of 4 years for the first exploratory period, YPF’s main interest being the Palermo Aike geological formation.

•	Fracción II - El Cerrito Block Agreement

On August 1, 2023, YPF and Compañía General de Combustibles S.A. (“CGC”) executed a framework agreement for the joint drilling and completion of the first exploratory well in the Palermo Aike formation in the Cañadón Deus area within the Hydrocarbon Unconventional Exploitation Concession Fracción II - El Cerrito, located in the Province of Santa Cruz.

•	Transport concession for the Vaca Muerta Norte oil pipeline

On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an oil transport concession associated with the Hydrocarbon Unconventional Exploitation Concession of the La Amarga Chica Block, which includes the construction of an oil pipeline from such Block to the Puesto Hernández Block for the supply of Luján de Cuyo Refinery and the export of crude oil to Chile for the remaining term of the exploitation concession abovementioned. As of the date of issuance of these consolidated financial statements, the assignment by YPF to other companies of its 24.8% interest in this transportation concession is pending approval by the Province of Neuquén.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

34. CONTRACTUAL COMMITMENTS (cont.)

•	Aguaragüe JA Concession

On February 3, 2023, YPF signed a Memorandum of Agreement with the Province of Salta under which, among other conditions: (i) the terms of the exploitation concessions of the areas Sierras de Aguaragüe, Campo Durán - Madrejones, Río Pescado and San Antonio Sur were extended for 10 years from the expiration date of their original terms; (ii) the La Bolsa area was reverted from the date of the concession’s expiration; and (iii) investments of up to 14.2 were committed. On August 24, 2023, Decree No. 543/2023 of the Province of Salta was published, approving the Memorandum of Agreement.

•	Letter of intent with the Province of Mendoza

On July 26, 2021, YPF signed a Letter of Intent with the Province of Mendoza, whereby, among other things, the parties, subject to the compliance of certain conditions and obtaining the respective approvals, agreed as follows: (i) to migrate production from secondary to tertiary recovery in certain areas owned by YPF; (ii) the Province will proceed to grant a royalty rate reduction, applicable to hydrocarbons produced by tertiary recovery wells; (iii) in 2022, YPF will start drilling 2 pilot wells in certain areas of its property for the purpose of exploring the Vaca Muerta formation and verifying its technical and economic potential; and (iv) the reversion of Loma de La Mina and Puesto Molina Norte areas, from the date of the expiration of the concessions.

On August 12, 2021, the Letter of Intent was ratified by Decree No. 1,117/2021 of the Province of Mendoza.

On January 4, 2022, YPF was notified of Administrative Decision No. 01/2022, whereby the Province of Mendoza approved the reversion of Loma de La Mina area and its transfer to a new operator.

On June 22, 2023, YPF was notified of Administrative Decision No. 17/2023, whereby the Province of Mendoza approved the reversion of the Puesto Molina Norte Block.

•	Offshore exploration permit CAN 102

On March 7, 2023, by SE Resolution No. 123/2023 Equinor Argentina AS (Argentina Branch) and YPF obtained a new 1-year extension of the first exploratory period of the exploration permit of the CAN 102 Block, extending the expiration of the exploration permit until November 2025.

•	Exploration agreement in the Charagua block (Bolivia)

On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) to begin exploration work in the Charagua block in Bolivia, originally signed in January of 2017, was notarized. Moreover, the plan for exploration and exploitation activities in Bolivian territory was presented.

In October 2017, an agreement was reached regarding the terms for the assignment to YPFB Chaco S.A. of 40% on the Services Contract subscribed with YPFB for the exploration of the Charagua block. Moreover, the assignment agreement was executed on January 25, 2018.

On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P and YPFB, whereby YPF E&P assigned 40% of its whole interest and rights and duties under said Agreement to YPFB Chaco S.A. On August 16, 2021 this amendment process was formally completed by the notarization of the contract.

Should the expected commercial discovery be made, a Mixed Economy Company will be created by YPFB, YPF E&P (indirect subsidiary of YPF) and YPFB Chaco S.A., with an interest of 51%, 29.4% and 19.6%, respectively.

In 2020, the suspension of the deadlines of the first exploratory period was requested due to the COVID-19 health emergency, which was approved by YPFB on January 4, 2021 under DEEA Resolution No. 001-2021; extending the expiration of the term to May 26, 2021.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

34. CONTRACTUAL COMMITMENTS (cont.)

Besides, and given the continuing health emergency caused by the COVID-19 pandemic which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended to June 4, 2021. The second phase of the exploratory period ended on November 3, 2023, and the third phase is currently underway.

34.b) Investment agreements and commitments, and assignments

The Group has executed investment agreements and commitments, and assignments. The main characteristics of the most relevant agreements and assignments executed in fiscal years ended December 31, 2023, 2022 and 2021 are outlined below.

•	Assignment agreement of CAN 100 exploration permit (offshore) - Block E-1 Reconversion

On October 8, 2019, YPF and Equinor Argentina BV (Sucursal Argentina) executed an agreement whereby Equinor Argentina BV (Sucursal Argentina) would acquire a 50% interest in the CAN 100 area, while YPF kept a 50% interest in such area. The Agreement would become effective subject to certain conditions precedent.

On April 16, 2020, having met the conditions agreed in the assignment agreement, including the approval of the assignment pursuant to article 72 of the Hydrocarbons Law by the SE, which was granted under Resolution No. 55/2020, the transaction was settled, and therefore YPF assigned its 50% interest in the area and the operation to Equinor Argentina BV (Sucursal Argentina). On April 22, 2020, YPF received 22.

On January 14, 2021, YPF and Shell Argentina and Equinor Argentina BV (Sucursal Argentina) and Shell Argentina executed both agreements whereby YPF and Equinor Argentina BV (Sucursal Argentina) transferred to Shell Argentina a 15% interest in the area CAN 100, respectively, and YPF kept a 35% interest in such area. The effectiveness of these agreements was subject to certain conditions precedent, including the approval of the assignments by the SE, which was authorized on April 23, 2012. This assignment required the payment by Shell Argentina to YPF of the outstanding price of 5. Besides, on December 14, 2021, Shell Argentina paid YPF an additional amount of 5 given the compliance with certain conditions under the assignment agreement.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste - Narambuena area

In April 2014, YPF and subsidiaries of Chevron Corporation (hereinafter “Chevron”) signed an investment project agreement for the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area known as Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment was disbursed in two stages and there may be a third stage to be agreed in the future based on the results obtained from the exploration of the area.

To this end, the Company and Chevron executed the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (i) a 50% share in the Narambuena Exploration Project area and (ii) a 7% legal interest in the Chihuido de la Sierra Negra Exploitation Concession in the provinces of Neuquén and Mendoza. However, Chevron’s contractual rights are limited to the Narambuena area, as YPF will hold 100% ownership of the conventional production and reserves outside the project area and Desfiladero Bayo area. In 2008, the concession of the Narambuena area was extended until November 14, 2027.

Stage I was completed in 2018 and Stage II began in April 2018, which was completed in April 2021, with total contributions from the CDNC for Stage I and II amounting to 114.4. In January 2022, Chevron ratified its decision to exercise the option to begin Stage III of the unconventional investment project in Narambuena area.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

34. CONTRACTUAL COMMITMENTS (cont.)

34.c) Contractual commitments

The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net profit or loss for the year or period in which they were identified.

The Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm natural gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of issuance of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

As of December 31, 2023, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and exploitation concessions amount to 3,241.

34.d) Agreement between Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V.

On October 19, 2020, the settlement agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As of December 31, 2022, the Company paid a total amount of 150 for said agreement, which included an initial payment of 22 and 18 monthly installments recognized in “Other liability” in the statement of financial position, which were secured.

34.e) Granted guarantees

As of December 31, 2023, the Group issued bank guarantees for an amount of 10. YPF assumed other commitments for an amount of 84 in relation to compliance with obligations of its subsidiaries and joint ventures.

YPF opened a reserve and payment account in New York for holders of Class XVI NO, whose balance as of December 31, 2023, 2022 and 2021 is 138 (of which there was an outstanding amount of 40 to reach the total amount of 178), 160 (of which there was an outstanding amount of 25 to reach the total amount of 185) and 19, respectively, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.

35. MAIN REGULATIONS

The main regulatory framework under which the Group carries on its business activities is outlined below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.

35.a) Regulations applicable to the hydrocarbon industry

35.a.1) Hydrocarbons Law

Law No. 17,319 was enacted on June 23, 1967, and along its effective term, it received numerous amendments, the last one being introduced in 2014 by Law No. 27,007 (the “Hydrocarbons Law”).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

The Hydrocarbons Law lays down the principles governing the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects of this Law are as follows:

-

Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the Provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Besides, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not so registered are not authorized to undertake activities in oilfields located in argentine territory.

-

The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective: (i) permit for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (ii) permit for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years; and (iii) permit for exploration in continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in continental shelf and territorial waters: 30 years. Besides, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

-

Holders of exploitation concessions may obtain a transportation concession to evacuate their production. Thus, the term of transportation concessions originating from a conventional exploitation concession will be 25 years, and those originating from an unconventional exploitation concession 35 years, counted from the date of the concession award plus any extension of the terms which may be granted.

Since the issuance of Decree No. 115/2019, the term of transportation concessions awarded through a bidding process will be 35 years from the date of award, which may be extended for an additional term of 10 years. Additionally, holders of transportation concessions granted from the effective date of such Decree and expansions of facility capacity in transportation concessions granted prior to such date and carried out thereafter, may ensure firm service capacity to shippers through capacity reservation contracts. These contracts may be freely negotiated regarding their allocation modality, prices and volumes. The uncontracted capacity and the unused contracted capacity shall be subject to the tariff to be approved by the enforcement authority.

-

Holders of an exploration permit and exploitation concession shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate to five percent (5%) considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the exploration permit, to the tax regime established under the Hydrocarbons Law.

-	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

Also, title to hydrocarbon resources was transferred by the Argentine Government to the Provinces under the following laws and decisions which amended the Hydrocarbons Law:

-	In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the Provinces where they are located.

-	In 1994, the Argentine Constitution was amended. Under this amendment, the Provinces were granted the primary control of natural resources within their territories.

-

In 2003, under Decree No. 546/2003, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the Provinces.

-

In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with article 124 of the Argentine Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the Provinces, and granted them right to administer such reservoirs.

35.a.2) YPF Privatization Law

In 1992, Law No. 24,145 (the “Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the Provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.

35.a.3) Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén.

On December 16, 2021, Provincial Decree No. 2,183/2021 was published, whereby the Province of Neuquén approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of a CENCH in the province.

The aforementioned Resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for a CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.

35.b) Regulations applicable to the Downstream segment

35.b.1) Regulation related to Liquid hydrocarbon exports

Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and Resolution No. E-241/2017 issued by the MINEM, as amended by SSHyC Resolution No. 329/2019.

In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.

On March 28, 2023, SE Resolution No. 175/2023 was published in the BO, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

35.b.2) Refined products

Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established specifications for diesel grades 2 and 3 and gasoline, which include changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil companies had to submit to the enforcement authority a detailed schedule of the investment program for the following years.

Through SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 2 and diesel grade 2, and the deadline to meet these requirements was extended since January 1, 2024.

However, through SE Resolution No. 492/2023 a specific mechanism was established to defer the effective date of the specifications of SE Resolution No. 576/2019 in accordance with the schedules detailed by each oil company to reach the required specifications. In this sense, in relation to the detailed schedule of the investment program submitted by the Company, the enforcement authority decided to extend the deadline to comply with the specifications for gasoline grade 2 produced at the La Plata Industrial Complex until June 30, 2024, and for diesel grade 2 produced at the Luján de Cuyo Industrial Complex until December 31, 2025. Therefore, the Company is currently executing the last works in compliance with the applicable Resolution.

35.c) Regulations applicable to the Gas and Power segment

35.c.1) Transportation, distribution and commercialization of natural gas

Law No. 24,076 (the “Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, regulate natural gas public transportation and distribution services. The Gas Law also created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas.

Natural gas transmission and distribution systems are divided into 2 main gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Besides, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.

The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereinafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).

Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand, and established the right to transfer the acquisition cost of natural gas to users of the distribution system.

However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (the “Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch which granted powers to redirect injected natural gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and ENARSA to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019-March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in article 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).

From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 35.d.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.

The sale of natural gas to the thermoelectric generation segment is regulated by former SE Resolution No. 95/2013, article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuel without cost to generators which do not have natural gas supply contracts currently in force.

Besides, sales to the industrial sector, as well as to the CNG sector (modified by Decree No. 892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.

Decree No. 1,053/2018

Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in U.S. dollars, which resulted in a reduction in the price of natural gas applicable to the October-December 2018 term, with no agreement being reached regarding the exchange rate differences to be contemplated.

On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of natural gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.

Besides, this Decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations shall never be transferred to natural gas full-service users.

On October 25, 2019, YPF adhered to the regime established under such Decree, under which the Argentine Government has only paid the first installment, the remaining unpaid accrued as of the date of issuance of these consolidated financial statements.

On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.

As of the date of issuance of these consolidated financial statements, the Company filed administrative claims with the Ministry of Finance requesting the payment of the second to the thirtieth installment under the regime plus interest, which have not yet been resolved.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

35.c.2) Exports of natural gas and LNG

Natural gas

Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.

Besides, since 2016, the natural gas export regime was modified by numerous successive regulations whose final purpose was to safeguard domestic market supply restricting natural gas exports.

Specifically, under former MEyMN Resolution No. 104/2018 and former SGE Resolution No. 9/2018, the “Procedure to Obtain Natural Gas Export Licenses” was established, providing that in order to obtain an export license, the domestic market supply should be secured. This Procedure was later overruled by SGE Resolution No. 417/2019.

At present, natural gas exports are subject to SE Resolution No. 774/2022, which specifies the terms and conditions of the Process to award Licenses for the Export of Natural Gas through pipelines. Such process contemplates the firm export preference right granted under the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.d.1)) to producers holding export licenses.

LNG

On July 27, 2021, SE Resolution No. 706/2021 was published, which created a registry of LNG operators and regulated export activities. In order to obtain an export permit, LNG exporters are required to register in the respective category and ensure they have offered the possibility to acquire such product to potential domestic market agents which might be interested.

The Resolution mentioned above also establishes that the enforcement authority may issue firm LNG export permits for a term of up to 20 years, having previously evaluated that the domestic supply of natural gas would not be affected considering the characteristics of the project and the possible impact on natural gas transportation capacity, at any stage of the production process. This permit may not be subsequently revoked or interrupted to ensure domestic market supply.

35.c.3) Regulatory requirements applicable to natural gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions (Pliego), the Distribution License and the Transfer Agreement lay down the legal framework for Metrogas’ activities.

The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors of the natural gas, and the transfer of Metrogas’ shares.

Natural gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.

Distribution License

The Distribution License authorizes Metrogas to provide the public distribution service of natural gas for a term of 35 years, renewable upon expiration, on December 28, 2027, for an additional term of 10 years pursuant to the Gas Law based on ENARGAS’ recommendation to the PEN regarding the substantial performance of all its obligations, and the performance of Metrogas in the preceding term.

Upon the expiration of the 35 or 45-year period, as appropriate, the Gas Law requires a new competitive bidding for such License, in which, if Metrogas has performed its obligations, it will have the option to equal the best bid submitted to the PEN by a third party.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

Generally, upon the termination of a Distribution License for term expiration, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.

Besides, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.

The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposal, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.

Besides, the distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.

Tariff schemes and tariff renegotiations

With the enactment of the Under Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This Law provided for the conversion into Pesos of tariffs established in convertible U.S. dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.

Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the former MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (the “Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic mechanisms for semi-annual adjustment of the distribution tariff between 5-year tariff reviews (considering variations in prices and service costs). The Integral Tariff Review, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.

Notwithstanding the variables contemplated for the RTIs and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which significantly modified the economic and financial equation provided for in the RTIs and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.

In consideration of the above, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

On December 23, 2019, Law No. 27,541 “Solidarity Law” was published in the BO, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdiction, until the effective date of the new provisional tariff schemes (Decree No. 1,020/2020). In addition, it delegated to the PEN the power to begin extraordinary reviews of current RTIs and authorized the PEN to administratively intervene the ENARGAS for a term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.

On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI. On December 7, 2022, Decree No. 815/2022 was published in the BO, extending both the administrative intervention of the ENARGAS to January 1, 2024 or until completion of the RTI, and the RTI negotiation term to December 16, 2023.

On April 28, 2023, ENARGAS Resolution No. 190/2023 was published in the BO, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.

On December 18, 2023, Decree No. 55/2023 was published, ordering the start of the RTI (see Note 35.c.6)).

Procedure for the compensation of the lower revenues received by Distributors from their users for benefits and / or bonuses and for higher costs of unaccounted natural gas

MINEM Resolution No. 508-E/2017 established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Besides, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.

This procedure complies with article 20.2 of the Standard License approved by Decree No. 2,255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.

Note from ENARGAS related to YPF’s interest in Metrogas

On December 28, 2016, Metrogas received a Note from ENARGAS, requesting it to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with article 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current natural gas market situation, in order to comply with article 34 of the Gas Law.

On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of issuance of these consolidated financial statements, the appeal has not yet been decided.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

35.c.4) Regulatory framework associated with the LPG industry

Law No. 26,020, enacted in 2005 (the “LPG Law”) lays down the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declaring them of public interest. It also establishes the free import of LPG, regardless of the restrictions or other measures established by the PEN where the product is subject to subsidies in the country of origin, and the free export of LPG once the supply of the domestic demand is ensured.

Under the LPG Law, which provides for the creation of a trust fund to finance bottled LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched several programs stimulating the supply of the domestic market (see Note 35.d.2)).

Through ENARGAS Resolutions No. 704/2023 and No. 52/2024, the treatment of the incidence of LPG freight and/or transportation costs was be considered with respect to locations supplied with undiluted propane/butane gas through networks (see Note 35.c.6)).

35.c.5) Regulatory framework associated with electric power generation

The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and No. 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the regulatory framework is supplemented with specific regulations issued to promote their development (see “Renewable Energies” section).

Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into four categories: (i) generation; (ii) transmission; (iii) distribution; and (iv) demand. Also, the law organized the WEM (see “WEM” section), where generators of electric power are one of its players.

Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation fired by natural gas, petroleum liquids, such as diesel and fuel oil, or coal), and from a renewable non-hydraulic source, do not require any concession from the State to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.

In turn, the Provinces can regulate the electrical systems within their relevant territories, the Provinces being their enforcement authority. However, if a participant of the provincial electrical sector should connect to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.

Argentina’s Electricity Regulator (“ENRE”, by its acronym in Spanish) is the agency regulating, auditing and controlling the electric power industry.

CAMMESA

CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, article 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

WEM

The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers; a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load center (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.

Price of electricity dispatch and spot market

In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price taking into account the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.

Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and Co-Generation; and resolutions by the SE implementing new remuneration mechanisms for the generation sector of power energy.

On February 26, 2020, the SE through Resolution No. 31/2020 set the conversion to pesos of the remuneration of generation units not committed under contracts (set in U.S. dollars since former SEE Resolution No. 19/2017. Subsequently, the SE, through new Resolutions has been determining increases in the aforementioned remuneration regime. On October 30, 2023, through Resolution No. 869/2023 the SE determined an increase in said remuneration.

As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.

Renewable energies

In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the use of renewable energy sources, subsequently amended in 2015, by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.

Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:

-

Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (i) the joint purchase system (through CAMMESA); (ii) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (iii) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.

-

The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, No. 252/2016, No. 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

35.c.6) Decree No. 55/2023 - Emergency in the national energy sector

On December 18, 2023, Decree No. 55/2023 was published in the BO declaring the emergency in the national energy sector with respect to the generation, transportation and distribution of electric energy under federal jurisdiction, and transportation and distribution of natural gas. Such declaration and the actions arising from it will be effective until December 31, 2024. Such decree established: (i) the start of the RTI of the providers of such public services, whose effective term shall not exceed December 31, 2024; and (ii) the intervention of the ENARGAS and the ENRE from January 1, 2024.

On December 18, 2023, ENARGAS Resolution No. 704/2023 was published in the BO in order to put into consideration through public hearing: (i) the transitional adjustment of tariffs for the public service of natural gas transportation and natural gas distribution through networks; (ii) the transfer to tariffs of the price of purchased natural gas; (iii) the determination of the monthly price update for tariffs of the public service of natural gas transportation and natural gas distribution through networks; (iv) the treatment of the impact of the price of natural gas on UNG; and (v) the reversal of the Gasoducto Norte pipeline. On February 15, 2024, ENARGAS Resolution No. 52/2024 was published in the BO which declared the validity of the aforementioned public hearing and established that the approval of the transitory tariffs will take place within 30 days of the publication of this Resolution.

35.d) Incentive programs for hydrocarbon production

35.d.1) Incentive programs for natural gas production

With the purpose of increasing production and the offer of natural gas in the domestic market, considering the country’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas domestic production:

Stimulus Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs (“Resolution 46 Program”)

By MINEM Resolution No. 46-E/2017 Resolution 46 Program was created with the purpose of encouraging investments in the production of natural gas from unconventional reservoirs in the Neuquina basin until December 31, 2021.

This Resolution established a compensation equal to the amount resulting from deducting from the effective sales price obtained from sales to the domestic market, including conventional and unconventional natural gas, the minimum sales price of 7.50 US$/MBtu for 2018, 7.00 US$/MBtu for 2019, 6.50 US$/MBtu for 2020 and 6.00 US$/MBtu for 2021, multiplied by the production volumes of unconventional natural gas. Compensations under Resolution 46 Program would be paid as follows: 88% to producing companies and 12% to the Province where the concession area included in the Program is located.

The Company was admitted to the Resolution 46 Program for its interest in the Aguada Pichana Este and Aguada Pichana Oeste - Aguada de Castro areas.

Under the Resolution 46 Program, the Company filed administrative objections to several payment resolutions. As of the date of issuance of these consolidated financial statements, the SE has not issued any resolution on this respect.

Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)

On November 16, 2020, Decree No. 892/2020 was published, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competitive system for the formation of natural gas prices.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

The Plan GasAr 2020-2024, initially effective for a 4-year term, will be implemented through the execution of individual contracts between gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanism allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Besides, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.

Besides, participating producers shall undertake to reach a production curve per basin that ensures the maintenance and/or increase of current production levels, according to bids presented. If the curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added (obligation imposed under the Plan GasAr 2020-2024 to producers) is not complied with.

On November 24, 2020 SE Resolution No. 317/2020 was published, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods from 2021 to 2024, included.

On December 16, 2020, SE Resolution No. 391/2020 was published (supplemented by SE Resolution No. 447/2020), which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this Resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm3 (20.9 Mm3/d, the total volume tendered in the auction, all corresponding to the Neuquina basin, in line with a committed production curve of about 30 Mm3/d). From the total committed volume, about 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.

On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published in the BO, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the said Annex.

As of December 31, 2023, the Company has received compensations from the National Government for an accumulated total amount of 327.

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On November 4, 2022, Decree No. 730/2022 was published in the BO, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and users, ensuring free price formation and price transparency under this Plan, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.

In addition, the Plan GasAr 2023-2028 modifies the scheme for natural gas export licenses, establishing export quotas to be assigned to participating producers according to certain criteria, in compliance with the respective regulations. However, no export license holder may export in each seasonal period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan GasAr 2023-2028, whichever is lower, in compliance with the respective regulations.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

On December 23, 2022, SE Resolution No. 860/2022 was published, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and subdistribution licensees, ENARSA and CAMMESA from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m³/d; and (iii) the award of natural gas volumes to suppliers. Under this Resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m³/d (Base Gas January) and a natural gas volume in the winter season of up to 3,250,000 m³/d (Peak Gas 2024) under the Plan GasAr 2023-2028.

On September 27, 2023, SE Resolution No. 799/2023 was published, awarding the Company monthly volumes of natural gas supply to the Austral and Noroeste basins for the October 2023-December 2028 period under the Plan GasAr 2023-2028.

35.d.2) Incentive programs for the domestic supply of LPG

With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to lowest income users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:

Bottle-to Bottle Program

Concerning the bottled LPG segment, the LPG Law (see Note 35.c.4)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, y 15-kg bottles for low income users having no access to natural gas distribution through networks, thereby granting the SE the power to establish benchmark prices.

In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated through SE Resolution No. 49/2015. The purpose fo this Program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15 kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the benchmark prices applicable on each ocassion to bottled LPG for residental use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.

Propane Network Agreement

In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the MINEM entered into an agreement with LPG producers for the supply of propane gas for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of 1 year. Later, under Law No. 26,019 of 2005, Law No. 26,546 of 2009 and Decree No. 496/2023, the agreement was authorized to be extended until December 31, 2023. The 20th extension agreement of the Propane Network Agreement is still in force.

The agreement guarantees the supply of a given volume of gas to distributors and sub-distributors of propane gas through networks at a given price, against payment of an economic compensation to LPG producers for their lower revenues.

35.d.3) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (“Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least 1,000, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified by Law No. 27,007 and reduced to 250).

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

The following are the main benefits established for subjects reached by this Regime: (i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the start-up of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; (ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item; and (iii) for periods where national production fails to meet domestic supply needs under the terms of article 6 of Law No. 17,319, subjects included in the Regime will be entitled to obtain, from fifth year following the approval and start-up of their respective projects - with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above - a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable.

35.d.4) Incentive Programs for the Production of Conventional Hydrocarbons

•	Provincial Stimulus Program - Province of Mendoza

On December 4, 2020, by Law No. 9,279, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons” (“Program I”), which seeks to promote the development, reactivation and increase of hydrocarbon activity. Program I will reimburse its beneficiaries, by means of tax credit certificates, any expenditures which, up to the authorizations limit specified in the regulation, are made in projects for the deployment of new wells, and/or the reactivation of existing ones, which as of the date of the Law was published, were inactive. These tax credit certificates may be used to pay the turnover tax and royalties.

On July 7, 2021, by Law No. 9,330, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons II” (“Program II”) with the same purpose and modality as Program I, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2025, which may be extended for a term of 3 years.

On December 31, 2021, by Law No. 9,364, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons III” (“Program III”) with the same purpose and modality as Programs I and II, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2026, which may be extended for a term of 3 years.

As of the date of issuance of these consolidated financial statements, the proposals for Program I, which involve projects in Barrancas, Vizcacheras and Loma Alta Sur areas, and for Program II, which involve projects in Barrancas and Desfiladero Bayo areas, were approved.

•	Provincial Stimulus Program - Province of Neuquén

By Decree No. 913/2021, the Province of Neuquén ordered the creation of the “Provincial Hydrocarbon Reactivation Program” for the promotion of investment and the increase in conventional hydrocarbon production. The program contemplates a financial incentive for investments through the granting of tax benefits, by obtaining a non-transferrable tax credit certificate for up to 50% of the amount of the approved investment, which may be used until December 31, 2026 for the payment of the turnover tax, once the investments made have been certified.

Decree No. 424/2023 provided continuity to the Program created by Decree No. 913/2021, enabling the submission of new investment plans with tax credit that may be used until December 31, 2028.

Under the Provincial Hydrocarbon Reactivation Program, YPF has executed agreements with the Province of Neuquén to obtain the benefits of this Program, which involve projects in the Octógono Fiscal, Al Norte de La Dorsal, Loma La Lata - Sierra Barrosa, Señal Cerro Bayo and Volcán Auca Mahuida areas.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

•	Provincial Stimulus Program - Province of Chubut

By Decree No. 278/2021, the Province of Chubut created the “Hydrocarbon Industry Program”, aimed to stimulate the increase in hydrocarbon production, maintaining reserves and preserving employment. The Program contemplates a reduction in royalty rates applicable to incremental production.

Under these Program, YPF submitted projects comprising the areas of Manantiales Behr, Campamento Central - Cañadón Perdido, Restinga Alí and El Trébol.

As of the date of issuance of these consolidated financial statements, the Province of Chubut has granted a 50% royalty rate reduction applicable to: (i) incremental production from the Polymer Injection Pilot Project in El Trébol area, decided by Decree No. 166/2022, reducing the royalty rate to 6% for such production until June 2031; (ii) incremental production from the Offshore Primary Development Project (Proyecto Desarrollo Primaria Costa Afuera) in Restinga Alí area, decided by Decree No. 184/2022, reducing the royalty rate to 6% for oil production obatined from up to 6 wells in such area for a 10-year term; and (iii) incremental production from the Grimbeek Norte II Secondary Polymer Injection Pilot Project in the Manantiales Behr area, decided by Decree No. 418/2023, reducing the royalty rate to 6% for oil production obtained until September 2031.

35.e) Tax regulations

35.e.1) Income tax

Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2023, 2022 and 2021 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.

On June 16, 2021 Law No. 27,630 was published in the BO, introducing the following amendments to the Income Tax Law:

-

The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, was modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, and such amounts will be adjusted annually according to the CPI.

-	The distribution of dividends and profits to individuals, undivided estates and foreign beneficiaries is subject to a 7% rate.

Income tax pre-payment for taxpayers with extraordinary income

On August 16, 2022, AFIP General Resolution No. 5,248/2022 was published in the BO. This Resolution established a one-time extrardinary pre-payment on account of income tax applicable to companies meeting one of the following conditions in fiscal year 2021 or 2022: (i) the amount of income tax determined is equal to or or higher than 100 million pesos; and/or (ii) the taxable income, before any tax loss carryforwards is equal to or higher than 300 million pesos. This pre-payment is determined as follows: (i) for taxpayers whose pre-payments calculated under the general mechanism are higher than 0 pesos, 25% of the base pre-payment already being applied; and (ii) for remaining taxpayers, 15% of taxable income without considering the tax losses.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published in the BO, establishing a one-time extraordinary pre-payment on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million pesos; and (ii) have not determined any income tax. This extraordinary pre-payment will be estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment is to be recorded, without considering tax loss carryforwards.

Budget Law 2023 - Deferral of tax adjustment for inflation

On December 1, 2022, Law No. 27,701 was published in the BO, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such Law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the over the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million pesos.

35.e.2) Personal assets tax - Substitute taxpayer

Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.

35.e.3) Fuels tax

From the existence of market prices for petroleum products following the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based o regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.

Later, under the Tax Reform, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On June 16, 2022, Decree No. 329/2022 was published in the BO, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax. The RIAIC will be applicable to diesel imports and crude oil transfers from June 16 to August 16, 2022, that meet certain requirements established in said Decree and its corresponding regulation.

On February 22, 2023, Decree No. 86/2023 was published in the BO through which the RIAIC is reestablished, recognizing an amount equivalent to the amount that refining companies and/or integrated refiners must pay as fuel tax for imports of diesel and gasoline made between January 1 and February 28, 2023, which may be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel and gasoline, respectively, that meet certain requirements established in said Decree and its corresponding regulation.

On July 10, 2023, SE Resolution No. 570/2023 was published in the BO, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023 to April 30, 2023, that meet certain requirements established in said Decree and its corresponding regulation.

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YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

On September 7, 2023, Decree No. 461/2023 was published in the BO, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023 to October 31, 2023 that meet certain requirements. On November 23, 2023, SE Resolution No. 952/2023 was published in the BO, which extended the effective term of the provisions of Decree No. 461/2023 for import operations of diesel and/or gasoline carried out until November 30, 2023.

35.e.4) Regime for the regularization of taxes

On August 26, 2020, Law No. 27,562 (the “Law on Social Solidarity and Production Reactivation within the Public Emergency Framework”) was published in the BO, which declared the extension of the regularization of tax, social security and customs obligations originally established for micro, small and medium-sized enterprises (MSMEs) under Law No. 27,541. In the case of legal entities owning financial assets abroad, they should previously comply with the requirement to repatriate at least 30% of those assets within 60 days from the date they adhered to the regime (including shareholders holding at least 30% of the capital stock).

The regime allowed to include obligations past due as of July 31, 2020 and established a cash discount or plans from 48 to 120 installments, depending on the type of debt and taxpayer, subject to a 2% fixed monthly interest rate in the first 6 installments and BADLAR rate in pesos at private banks from the seventh installment.

Adherence to the plan, which originally expired on October 31, 2020, was successively extended until December 15, 2020 by Decree No. 966/2020.

On November 11, 2021, Law No. 27,653 “Tax Relief Law to Strengthen the Recovery of Economic and Social Activities Affected by the COVID-19 Pandemic” was published in the BO, which (i) it extended the moratorium granted under Law No. 27,541 as amended by Law No. 27,562, extending its deadlines and further covering obligations past due as of August, 31, 2021, included; (ii) with exclusive effect for the regularization of outstanding amounts detected by AFIP’s audit activity, interest in excess of 40% of the principal outstanding amount were written off and payment in plans of up to 72 installments was authorized, and (iii) removed the restrictions on dividend distribution prior to August 26, 2022, unless the Company shall have pre-cancelled such tax debt, established under Law No. 27,541.

In addition, AFIP General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, included, term which was extended to April 29, 2022 by AFIP General Resolution No. 5,181/2022 published in the BO on April 1, 2022.

35.e.5) Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On July 24, 2023, Decree No. 377/2023 was published in the BO, through which the scope of the PAIS Tax established by Law No. 27,541/2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.

The rates applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents; (ii) 7.5% for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations. On December 13, 2023, Decree No. 29/2023 was published in the BO, which increased the rates mentioned in items (ii) and (iii) to 17.5%.

35.e.6) Tax benefits for price agreements

On August 26, 2023, Decree No. 433/2023 was published in the BO, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy, or adjusting existing ones. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.

F - 101
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

35.f) Customs regulations

35.f.1) Export duties

Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” and associated with Decree No. 492/2023, Decree No. 549/2023, Decree No. 597/2023 and Decree No. 28/2023 shall be paid using as tax base the amount resulting from the foreign currencies received and settled in accordance with such Decrees and their supplementary regulations (see Note 35.g)).

Hydrocarbons

Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were reestablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.

On May 19, 2020, Decree No. 488/2020 was published in the BO, establishing a floating rate for hydrocarbon export duties ranging from 0% (where the Brent crude price is equal to or below 45 US$/bbl) to 8% (where the Brent crude price is equal to or above 60 US$/bbl). It was effective until December 2021.

On December 31, 2020, Decree No. 1,060/2020 was published in the BO effective until December 31, 2022, establishing a 4.5% export duty rate on goods included in Chapter 29 of the MERCOSUR Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.

Agricultural products

On March 4, 2020, Decree No. 230/2020 was published in the BO, which established a 33% tax (maximum tax rate allowed under Law No. 27,541), on the export of soybean and soybean byproducts. Tax rate on export of wheat, corn and sorghum remained at 12%.

On October 5, 2020, Decree No. 790/2020 was published in the BO, by which the export duties on soybean and soybean byproducts, such as soybean oil and soybean meal, are fixed at 33% and 31%, respectively, from January 2021. From March 2022, all export duties for the products mentioned above were set in 33%. As of January 2023, the export duties established by Decree No. 790/2020 were restored.

Import licenses

On July 5, 2017, the Ministry of Productive Development published Resolution No. E 523/2017, establishing an automatic and non-automatic import licensing regime for goods classified under all NCM tariff headings and intended for definitive entry for consumption. Besides, it determined that NCM tariff headings listed in Annexes II to XIV of the said resolution are subject to non-automatic import licensing.

On March 10, 2021, by Resolution No. 5/2021 issued by the Undersecretariat of Trade Policy and Management, Annex XII was amended, whereby several goods, including diesel, are now subject to the automatic import licensing system.

35.f.2) Customs collections

On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published in the BO, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.

In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

F - 102
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published in the BO, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the Secretariat to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.

On December 29, 2023, by AFIP General Resolution No. 5,476/2023, the provisions of AFIP General Resolution No. 5,339/2023 were extended until June 30, 2024, eliminating the temporary restrictions for computing VAT collections.

35.g) Regulations related to the Foreign Exchange Market

With the aim of regulating access to the Foreign Exchange Market for payments of imports of goods and services, payments of principal and interest of foreign financial debts and payment of profits and dividends, among other things, the BCRA established the following requirements:

i.

Until December 31, 2024, the need to obtain the BCRA’s previous consent to repay principal and interest on foreign financial debts where creditor is not related to debtor, unless certain conditions established in the regulations are complied with.

ii.

The obligation to settle through the Foreign Exchange Market within a given term all funds received from abroad resulting from collection of loans granted to third parties, the collection of term deposits or the proceeds from the sale of any other asset, where the asset has been acquired, the deposit made or the loan granted after May 28, 2020, unless certain conditions established in the regulations are complied with.

iii.

The obligation to file a refinancing plan for maturities of principal and interest on foreign financial debts and issues of debt securities in foreign currency scheduled from October 15, 2020 to December 31, 2023.

In addition, the BCRA established requirements to obtain access to the Foreign Exchange Market without prior consent, which include submitting a sworn statement declaring:

i.

That all holdings in foreign currency in the country are deposited in a local bank account, that no available liquid foreign assets are owned and that no certificates of Argentine deposits representing foreign shares jointly exceeding US$ 100,000 are held.

ii.

That certain operations of sale, exchange and transfer of securities were not carried out in the 180 days (in certain cases in the 90 days) prior to accessing the Foreign Exchange Market, and it undertakes not to carry out these type of operations in the subsequent 180 days (in certain cases in the 90 days).

iii.

That in the 180 days prior to accessing the Foreign Exchange Market no deliveries were made in the country of funds in local currency or in local liquid assets, unless certain conditions established in the regulations are complied with.

In relation to the payment of imports of goods with customs registration entry before December 13, 2023 and of services provided and/or accrued before December 13, 2023 (hereinafter “debt stock”), entities may subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, by its acronym in Spanish) for an amount equal to such imports.

Entities which have subscribed BOPREAL until January 31, 2024 for up to an amount equal or in excess of 50% of the debt stock may access the Foreign Exchange Market from February 1, 2024 for those amounts and in compliance with the conditions established in Communication “A· No. 7,925, as amended. In addition, entities which have subscribed BOPREAL until January 31, 2024 for up to an amount equal or in excess of 25% of the debt stock may access the Foreign Exchange Market from February 1, 2024 for those amounts and in compliance with the conditions established in Communication “A” No. 7,941.

From April 1, 2024, the proceeds from the sale of securities quoted in foreign currency generated by the difference between the value of the BOPREAL acquired in primary auction and its nominal value may be directly deposited in a third party’s account abroad.

F - 103
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

Regarding the payment of imports of goods with customs entry registration from December 13, 2023 and services provided and/or accrued from December 13, 2023, entities may obtain access to the Foreign Exchange Market without the BCRA’s prior consent when, in addition to the regulatory requirements applicable in each case, it is verified that the payment complies with the schedule established in the regulations.

Foreign Currency Access Regime for Incremental Oil Production (“RADPIP” by its acronym in Spanish) and Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN”, by its acronym in Spanish)

On May 26, 2022, the Argentine Government issued Decree No. 277/2022, creating the RADPIP and RADPIGN regimes. In order to obtain the benefits under these regimes, companies must: (i) be registered with the Register of Oil Companies and be holders of hydrocarbon exploitation concessions; (ii) adhere to these regimes under the terms established by the SE; (iii) obtain an incremental production under the terms defined in the Decree; and (iv) comply with the Regime for Promotion of Employment, Work and Development of Regional and National Providers of the Hydrocarbon Industry.

Beneficiaries of RADPIP and RADPIGN regimes will have, for a percentage of the incremental production in accordance with (iii) above, access to foreign exchange currencies on the Exchange Market for the payment of principal and interest on foreign trade and financial liabilities, including liabilities with non-resident related companies and/or profits and dividends. Such access to the Exchange Market will not be subject to prior approval by the BCRA.

On the other hand, through Communications “A” 7,788 and “A” 7,803 the BCRA established the possibility for entities in the energy sector and beneficiaries of Decree No. 277/2022 to subscribe bills in U.S. dollars payable in pesos at zero rate (“LEDIV”, by its acronym in Spanish) simultaneously with the financing of imports, pre-financing of exports and/or foreign currency settlements.

Export Increase Program

In relation to settlements through the Foreign Exchange Market of funds received from abroad, the BCRA established the following regulations:

-

Communication “A” 7,853 allowed that the proceeds from exports of certain products related to the hydrocarbon industry, pre-financing and/or post-financing of exports or settlement advances made until October 25, 2023 under the “Export Increase Program” established by Decree No. 492/2023 and SE Resolutions No. 808/2023 and No. 827/2023, be used on a 25% for trading securities quoted in foreign currency and payable in pesos and the remaining 75% be settled in the Foreign Exchange Market which may be deposited in interest-bearing accounts and/or subscribed in LEDIV.

-

Communication “A” 7,867 allowed that the proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances made until November 17, 2023 under the “Export Increase Program” established by Decree No. 549/2023, be used on a 30% for trading securities quoted in foreign currency and payable in pesos and the remaining 70% be settled in the Foreign Exchange Market which may be deposited in interest-bearing accounts and/or subscribed in LEDIV.

On November 21, 2023, Decree No. 597/2023 was published, which extended the “Export Increase Program” of the Decree No. 549/2023 until December 10, 2023 and allows that proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances be used on a 50% for trading securities quoted in foreign currency and payable in pesos and the remaining 50% be settled in the Foreign Exchange Market.

On December 13, 2023 Decree No. 28/2023 was published, which reestablished the “Export Increase Program” of Decrees No. 549/2023 and No. 597/2023, and allowed that proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances be used on a 20% for trading securities quoted in foreign currency and payable in pesos and the remaining 80% be settled in the Foreign Exchange Market.

F - 104
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

35. MAIN REGULATIONS (cont.)

35.h) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

On December 21, 2023, Decree No. 70/2023 was published in the BO, declaring the state of public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025. This decree repeals, introduces, and/or amends certain laws. The main measures established include the following: (I) reforming the structures of existing subsidies in order to ensure that final users have access to basic and essential electricity and natural gas consumption; (ii) calculating the cost of basic consumption based on the tariffs of each supply point; (iii) defining mechanisms related to the allocation of subsidies and their collection by users; (iv) amending the LGS and Law No. 23,696 (“State Reform Law”) to establish that no prerogatives or advantages of public law will be granted to companies in which the National Government is a shareholder; (v) amending Law No. 20,680 (“Supply Law”) which granted the Ministry of Economy’s Secretariat of Commerce the power to impose regulations and sanctions related to the supply and distribution of goods; and (vi) repealing Decree No. 1,060/2000 which set maximum deadlines to contracts for the exclusive supply of fuel signed between oil companies and gas stations and limited to 40% the interest of the former in the networks of gas stations commercializing the brands of their property.

Although the DNU No. 70/2023 needs to be debated and ratified by at least one of the houses of the National Congress, its provisions are effective since December 29, 2023, except for some provisions that have been subject to precautionary measures that suspended their validity. As of the date of issuance of these consolidated financial statements, it is not possible to anticipate the evolution of the modifications set out in such DNU nor the new measures that might be announced nor its impacts.

35.i) CNV Regulatory Framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2023, the equity of the Company exceeds the minimum equity required by such Rules.

F - 105
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2023, 2022 and 2021 and transactions with the mentioned parties for the years ended on such dates.

	2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities
	Non-current	Current	Current	Non-current	Current	Current	Current
Joint Ventures:
YPF EE	-	5	5	4	-	39	-
Profertil	-	-	15	-	-	15	-
MEGA	-	-	15	-	-	-	-
Refinor	-	-	12	-	4	1	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	-	1	-
OTC	-	-	-	-	-	1	-

	-	5	47	4	4	59	-

Associates:
CDS	-	-	-	-	-	-	-
YPF Gas	-	1	6	-	-	1	-
Oldelval	43	-	-	4	-	10	-
Termap	-	-	-	-	-	2	-
GPA	-	-	-	-	-	1	-
Oiltanking	-	-	-	-	-	4	-
Gas Austral	-	-	-	-	-	-	-

	43	1	6	4	-	18	-

	43	6	53	8	4	77	-

	2022
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities
	Non-current	Current	Current	Non-current	Current	Current	Current
Joint Ventures:
YPF EE	-	4	6	-	-	40	-
Profertil	-	-	8	-	-	12	-
MEGA	-	-	43	-	-	1	-
Refinor	-	-	13	-	-	3	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	-	-	-
OTC	-	-	-	-	-	-	-

		4	70	-	-	58	-

Associates:
CDS	-	-	-	-	-	-	-
YPF Gas	-	2	9	-	-	3	-
Oldelval	-	18	-	-	-	10	-
Termap	-	-	-	-	-	3	-
GPA	-	-	-	-	-	2	-
Oiltanking	-	-	-	-	-	4	-
Gas Austral	-	-	-	-	-	-	-

	-	20	9	-	-	22	-

	-	24	79	-	-	80	-

F - 106
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2021
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities
	Non-current	Current	Current	Non-current	Current	Current	Current
Joint Ventures:
YPF EE	-	4	12	-	8	33	1
Profertil	-	-	11	-	-	9	-
MEGA	-	-	43	-	-	6	-
Refinor	-	-	19	-	-	1	-
OLCLP	-	-	-	-	-	2	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	-	-	-	-	-
OTC	-	-	-	-	-	-	-

	-	4	85	-	8	51	1

Associates:
CDS	-	-	-	-	-	-	-
YPF Gas	-	1	7	-	-	2	-
Oldelval	-	-	-	-	-	4	-
Termap	-	-	-	-	-	1	-
GPA	-	-	-	-	-	3	-
Oiltanking	-	-	-	-	-	2	-
Gas Austral	-	-	-	-	-	-	-

	-	1	7	-	-	12	-

	-	5	92	-	8	63	1

F - 107
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2023			2022			2021
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	24	115	1	33	126	-	64	100	-
Profertil	73	135	-	76	208	-	56	115	-
MEGA	256	3	1	242	-	-	197	13	-
Refinor	94	22	-	142	35	-	130	15	-
OLCLP	1	13	-	1	11	-	1	8	-
Sustentator	1	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	2	-
OTA	-	8	-	-	3	-	-	-	-
OTC	-	3	-	-	-	-	-	-	-

	449	299	2	494	383	-	448	253	-

Associates:
CDS	-	-	-	-	-	-	4	-	(1)
YPF Gas	52	6	1	77	9	-	58	8	-
Oldelval	-	60	-	1	50	-	-	36	-
Termap	-	22	-	-	21	-	-	19	-
GPA	-	16	-	-	17	-	-	18	-
Oiltanking	-	26	-	-	28	-	-	25	-
Gas Austral	3	-	-	5	-	-	5	-	-

	55	130	1	83	125	-	67	106	(1)

	504	429	3	577	508	-	515	359	(1)

F - 108
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2023	2022	2021	2023	2022	2021
SGE	(1) (18)	-	-	16	-	-	39
SGE	(2) (18)	23	72	43	195	192	169
SGE	(3) (18)	2	9	4	6	15	8
SGE	(4) (18)	-	1	2	-	-	-
SGE	(5) (18)	4	7	1	7	8	9
SGE	(6) (18)	8	38	66	-	-	-
Ministry of Transport	(7) (18)	2	8	8	25	51	67
AFIP	(8) (18)	20	38	-	83	52	-
Secretary of Industry	(9) (18)	-	-	-	-	2	6
Ministry of Work, Employment and Social Security and AFIP	(10) (18)	-	-	-	-	-	2
CAMMESA	(11)	59	109	125	374	403	587
CAMMESA	(12)	(3)	(4)	(11)	(49)	(26)	(85)
ENARSA	(13)	25	71	87	141	130	123
ENARSA	(14)	(62)	(97)	(77)	(52)	(30)	(34)
Aerolíneas Argentinas S.A.	(15)	43	89	26	383	416	127
Aerolíneas Argentinas S.A.	(16)	-	-	-	(1)	(2)	(2)
Agua y Saneamientos Argentinos S.A.	(17)	2	10	17	-	-	32

(1)	Benefits for the Resolution 46 Program. See Note 35.d.1).
(2)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1).
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2).
(4)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods.

(5)	Compensation for the lower income that Natural Gas Piping Distribution Service licensed companies receive from their users for the benefit of Metrogas.
(6)	Compensation by Decree No. 1,053/2018. See Note 35.c.1).
(7)

Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(8)	Benefits of the RIAIC. See Note 35.e.3).
(9)

Incentive for domestic manufacturing of capital goods, for the benefit of AESA. It takes place through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(10)	Benefits recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 26.
(11)	Sales of fuel oil, diesel and natural gas.
(12)	Purchases of electrical energy.
(13)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(14)	Purchases of natural gas and crude oil.
(15)	Sales of jet fuel.
(16)	Purchases of miles for the YPF Serviclub Program.
(17)	Sales of assets held for disposal.
(18)	Income from incentives recognized according to IAS 20. See Note 2.b.12).

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 14, 15 and 21 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and bills and bonds issued by the National Government identified as investments in financial assets at amortized cost (see Note 14). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 15).

Besides, the Company indirectly holds 100% of the capital stock of CDNC and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

F - 109
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Considering the rights Chevron might exercise in the future over CHNC to have access to 50% of the exploitation concession of Loma Campana and other supplementary rights, and as guarantee for those rights and other obligations under the Project Investment Agreement (“LC Agreement”) that the Company and Chevron signed on July 16, 2013, a pledge was created in favor of Chevron over the shares of an affiliate of YPF that indirectly holds YPF’s interest in CHNC.

In this context and considering that YPF is the operator of Loma Campana Area, the parties executed a Project Obligations, Indemnities and Guarantee Agreement under which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee relating to the operation and management of the Project does not include the project’s performance or the return on investment, both of which are at Chevron’s exclusive risk.

During fiscal years 2023, 2022 and 2021, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 453, 442 and 424, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2023, 2022 and 2021 amounts to 38, 46 and 29, respectively.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Short-term employee benefits (1)	10	13	12
Share-based benefits	1	1	1
Post-retirement benefits	-	1	1
Termination benefits	3	6	2

	14	21	16

(1)	Does not include social security contributions of 2, 3 and 3 for the years ended December 31, 2023, 2022 and 2021, respectively.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Retirement plan

Effective March 1, 1995, the Group has established a retirement plan, through which it makes contributions to a mutual fund for an amount equivalent to the amount contributed by each adhering member, between 3% and 10% of their monthly compensation, and has no legal or constructive obligation to make additional contributions in the event that the mutual fund does not have sufficient assets to meet the benefits.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances, dismissal without cause or in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

The amount charged to expense related to the retirement plan was 3, 4 and 3 for the years ended December 31, 2023, 2022 and 2021, respectively.

Objective performance bonus programs and performance evaluation programs

These programs cover certain of the Group’s personnel and are paid in cash. These bonuses are based on compliance with corporate objectives, business unit objectives and individual performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance evaluation of each employee.

The amount charged to expense related to the objective performance bonus programs and performance evaluation programs was 111, 122 and 73 for the years ended December 31, 2023, 2022 and 2021, respectively.

F - 110
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Share-based benefit plans

From the fiscal year 2013 the Company has decided to implement a share-based benefit plan aimed at aligning the performance of certain executive-level employees, managers and key or critical technical knowledgeable personnel, with the objectives of the strategic plan of the Company. This plan, organized in annual programs, consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the period defined in the plan (period of up to 3 years from the grant date, hereinafter “service period”), being this the only necessary condition to access the agreed final retribution.

Consistent with and with similar characteristics to share-based benefit plans approved in previous years, the Company’s Board of Directors:

-	at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years from July 1, 2018.

-	at its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019.

-	at its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020.

-	at its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021.

-	at its meeting held on September 15, 2022, approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022.

-	at its meeting held on August 16, 2023, approved the creation of a new shared-based benefit plan for 2023-2026 effective for 3 years from August 1, 2023.

Moreover, the 2019 - 2022 Plan was supplemented with an additional U.S. dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.

Besides, it was defined that the 2021 - 2024 Plan would be paid in cash. Such change in the conditions of the Plan does not have any significant effects.

Note 2.b.11) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 30.

Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2023, 2022 and 2021, is as follows:

Plan 2018 - 2021

	2023	2022	2021
Amount at the beginning of the fiscal year	-	-	237,082
- Granted	-	-	-
- Settled	-	-	(230,254)
- Expired	-	-	(6,828)

Amount at the end of the fiscal year (1)	-	-	-

Expense recognized during the fiscal year	-	-	-	(2)
Fair value of shares on grant date (in U.S. dollars)	-	-	13.60

(1)	The life of the plan in 2021 was 7 months.
(2)	Registered value less than 1.

F - 111
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2019 - 2022

	2023	2022		2021
Amount at the beginning of the fiscal year	-	258,904		467,368
- Granted	-	-		-
- Settled	-	(192,225)		(182,510)
- Expired	-	(66,679)		(25,954)

Amount at the end of the fiscal year (1)	-	-		258,904

Expense recognized during the fiscal year	-	-	(2)	2
Fair value of shares on grant date (in U.S. dollars)	-	9.97		9.97

(1)	The life of the plan in 2022 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2021.
(2)	Registered value less than 1.

Plan 2020 - 2023

	2023		2022	2021
Amount at the beginning of the fiscal year	350,796		681,529	985,900
- Granted	-		-	-
- Settled	(271,817)		(308,298)	(263,914)
- Expired	(78,979)		(22,435)	(40,457)

Amount at the end of the fiscal year (1)	-		350,796	681,529

Expense recognized during the fiscal year	-	(2)	1	2
Fair value of shares on grant date (in U.S. dollars)	4.75		4.75	4.75

(1)	The life of the plan in 2023 was 7 months, whereas the average remaining life of the plan was 7 months as of December 31, 2022, and between 7 and 19 months as of December 31, 2021.
(2)	Registered value less than 1.

Plan 2021 - 2024

	2023	2022	2021
Amount at the beginning of the fiscal year	818,823	1,252,400	-
- Granted	50,037	-	1,252,400
- Settled	(367,371)	(418,598)	-
- Expired	(23,392)	(14,979)	-

Amount at the end of the fiscal year (1)	478,097	818,823	1,252,400

Expense recognized during the fiscal year	17	6	2
Fair value of shares on grant date (in U.S. dollars)	36.43	8.00	8.00

(1)

The average remaining life of the plan is 7 months as of December 31, 2023, whereas the remaining life of the plan was between 7 and 19 months as of December 31, 2022, and between 7 and 31 months as of December 31, 2021.

Plan 2022 - 2025

	2023	2022	2021
Amount at the beginning of the fiscal year	962,150	-	-
- Granted	69,176	962,150	-
- Settled	(320,649)	-	-
- Expired	(69,516)	-	-

Amount at the end of the fiscal year (1)	641,161	962,150	-

Expense recognized during the fiscal year	2	1	-
Fair value of shares on grant date (in U.S. dollars)	6.67	6.67	-

(1)	The average remaining life of the plan is between 8 and 20 months as of December 21, 2023, whereas the average remaining life of the plan was between 8 and 32 months as of December 31, 2022.

Plan 2023 - 2026

	2023		2022	2021
Amount at the beginning of the fiscal year	-		-	-
- Granted	778,756	(2)	-	-
- Settled	(7,473)		-	-
- Expired	(50,915)		-	-

Amount at the end of the fiscal year (1)	720,368		-	-

Expense recognized during the fiscal year	1		-	-
Fair value of shares on grant date (in U.S. dollars)	14.63		-	-

(1)	The average remaining life of the plan is between 8 and 32 months as of December 31, 2023.
(2)	Includes an allocation of 47,650 shares with settlement upon plan expiration.

F - 112
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023, 2022 AND 2021

38. SUBSEQUENT EVENTS

On January 5, 2024, the Company announced an offer for the purchase of Class XXVIII NO maturing in April 2024, issued under the 2008 MTN Program for the total principal amount of 346, having received and accepted purchase orders for 138, which represent 40% of the outstanding amount, and were completely cancelled as of February 7, 2024 plus the corresponding interest.

On January 17, 2024, the Company, under the Frequent Issuer Regime, issued in the international market Class XXVIII NO denominated, subscribed and payable in U.S. dollars at a fixed annual nominal interest rate of 9.50% maturing in January 2031, repayable in 10 biannual installments from July 2026. Class XXVIII NO were issued for a nominal value of 800 at a price of 99.083% with a yield to maturity of 9.75% and are secured. YPF opened a reserve and payment account in New York for holders of Class XXVIII NO, which must cover 125% of the debt services of such NO to be paid over the next 6 months, as authorized by the existing foreign exchange regulations.

On February 29, 2024 YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. The indicated matured fields consist of a total of 55 areas which are being segregated in 18 disposal groups. This disposal of assets is consistent with the Company’s new management plans, which considers that the rationalization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields. These groups of assets are expected to qualify for recognition as a completed disposal within 12 months since the decision of the YPF’s Board of Directors and as such, they met all the criteria to be classified as held for sale as of that date. Accordingly, the assets will be reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Provision for hydrocarbon wells abandonment obligations held for sale” line item as current items in the statement of financial position. The disposal of these groups of assets did not meet the IFRS 5 held for sale criteria as of December 31, 2023, accordingly these disposal groups of assets were not classified as held for sale as of that date.

Considering the aforementioned YPF’s Board of Directors’ decision, impairment indicators under IAS 36 has been evaluated for each group of assets (see Note 8). The assets and liabilities comprising the operations to be classified as held for sale are property, plant and equipment with a carrying amount of 1,899, and the related provision for hydrocarbon well abandonment obligations with a carrying amount of 2,082, as of December 31, 2023.

Notwithstanding the foregoing, the carrying amount of these assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals.

As of the date of issuance of these consolidated financial statements, there have been no other material subsequent events whose effect on the Group’s financial position, results of operations or their disclosure in notes as of December 31, 2023, should have been considered in such consolidated financial statements according to IFRS.

These consolidated financial statements were approved by the Board of Director’s meeting and authorized to be issued on March 6, 2024.